As filed with the Securities and Exchange Commission on May 1, 2018

Registration No. 333-224202

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HUYA Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building B-1, North Block of Wanda Plaza,

No. 79 Wanbo 2nd Road,

Panyu District, Guangzhou 511442

People’s Republic of China

+86 (20) 8212-0800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

801 2nd Avenue, Suite 403

New York, NY 10017

+1 212-750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Center, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040 People’s Republic of China +86 (21) 6193-8200	David Zhang, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum aggregate offering price per share(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(4)
Class A Ordinary Shares, par value US$0.0001 per share(2)(3)	17,250,000	US$12.00	US$207,000,000	US$25,772

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)	Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-224563). Each American depositary share represents one Class A ordinary share.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 1, 2018

15,000,000 American Depositary Shares

HUYA Inc.

Representing 15,000,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of HUYA Inc., or Huya. Huya is offering 15,000,000 ADSs. Each ADS represents one of our Class A ordinary shares, par value US$0.0001 per share.

Prior to this offering, there has been no public market for our ADSs or our Class A ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$10.00 and US$12.00. We have applied to list the ADSs on the NYSE under the symbol “HUYA.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. Following the completion of this offering, we will be a “controlled company” as defined under the Corporate Governance Rules of the NYSE because YY Inc., or YY, will hold 56.4% of our then outstanding Class B ordinary shares, representing 54.9% of our total voting power assuming the underwriters do not exercise their over-allotment option, or 54.8% of our total voting power, if the underwriters exercise their over-allotment option in full. Following the completion of this offering, Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, will hold 40.5% of our then outstanding Class B ordinary shares, representing 39.5% of our total voting power, assuming the underwriters do not exercise their over-allotment option, or 39.4% of our total voting power, if the underwriters exercise their over-allotment option in full. See “Principal Shareholders.”

Upon the completion of this offering, 42,389,737 Class A ordinary shares and 159,157,321 Class B ordinary shares will be issued and outstanding, assuming the underwriters do not exercise their over-allotment option. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

See “Risk Factors” beginning on page 15 for factors you should consider before investing in the ADSs.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commission	Proceeds to HUYA Inc.
Per ADS	US$	US$	US$
Total	US$	US$	US$

We have granted the underwriters an option to purchase up to an additional 2,250,000 ADSs to cover over-allotments.

The United States Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers in New York, New York on or about            , 2018.

Credit Suisse	Goldman Sachs (Asia) L.L.C.	UBS Investment Bank

Needham & Company

Prospectus dated                    , 2018.

No. 1 and most active[1]

game live streaming platform in China

86.7m average MAUs[2]

99mins spent on app per day per active user[2]

2,600+ games covered[3]

1. In terms of average MAUs, and average daily time spent on mobile app per mobile active user in the fourth quarter of 2017 and the number of active broadcasters in 2017, according to the Frost & Sullivan Report, an industry report commissioned by us and prepared by Frost & Sullivan
2. In the fourth quarter of 2017
3. As of December 31, 2017

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                    , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to invest in our ADSs. This prospectus contains information from a report dated January 31, 2018, as supplemented, that was commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information on the games and live streaming industries and our market position in China. We refer to this report as the Frost & Sullivan Report.

Our Mission

We aspire to become the most popular technology-enabled entertainment community for young generations in China.

Our Business

We are the No.1 game live streaming platform in China. We have the largest and most active game live streaming community in terms of average MAUs, and average daily time spent on mobile app per mobile active user in the fourth quarter of 2016 and 2017, and the largest number of active broadcasters in 2016 and 2017, according to the Frost & Sullivan Report. As the pioneer and market leader, we are well positioned to expand further in the rapidly growing game live streaming market in China. We cooperate with e-sports event organizers, as well as major game developers and publishers, and have developed e-sports live streaming as the most popular content genre on our platform. As of December 31, 2016 and 2017, our live streaming content covered over 2,100 and 2,600 different games, respectively, including mobile, PC and console games. Building on our success in game live streaming, we have also extended our content to other entertainment genres, such as talent shows, anime and outdoor activities.

We have created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Our rich and high-quality game live streaming content is a magnet for users who share common interests to connect and share their passion on our platform. Our users interact with one another with the support of our platform’s wide array of innovative and appealing social functions, such as bullet chatting, real-time commenting and gifting. Such real-time interactions on our platform cultivate a strong sense of belonging, which effectively increase our user stickiness and time spent. In the fourth quarter of 2017, our community had over 38.8 million average mobile MAUs, an increase of 47.6% from the same period of 2016.

Our open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with us. We have set up effective operating standards and comprehensive incentive mechanisms to encourage healthy competition, good performance and regulatory compliance. The monetization opportunities for broadcasters and talent agencies are linked to their performance, which motivates them to supply high-quality content to our platform. We believe our role as an efficient and transparent marketplace fueled our continuous growth and success.

Our content is highly dynamic. Beyond the real-time nature of live streaming where each broadcaster improvises in each live streaming session, our community interactions generate another form of content. The variety of real-time interactions between viewers and broadcasters or among viewers creates viewer-generated content, which in turn becomes part of the overall entertainment and social experience offered on our platform. Such content enhances the sense of involvement and makes it more fun to watch live streaming.

Our technology platform is designed for reliability, scalability and flexibility. Leveraging our strong technological capabilities in the fields of big data and artificial intelligence, or AI, live streaming, and infrastructure, we deliver superior user experience and conduct operation in a highly efficient manner.

We monetize our user base mainly through live streaming services and advertising services. Revenues from live streaming services are primarily generated from the sales of virtual items that our users purchase on our platform. We share revenues generated on our platform with broadcasters and talent agencies. Revenues from advertising services are generated from advertisements placed on our platform.

We have experienced rapid growth since our inception. Our revenues increased from RMB796.9 million in 2016 to RMB2,184.8 million (US$335.8 million) in 2017. We had net losses of RMB625.6 million and RMB81.0 million (US$12.4 million) in 2016 and 2017, respectively.

Our Industry

Live streaming platforms focused on common interests have become increasingly popular in the past few years. Game live streaming platforms have created close communities for game enthusiasts to share their common interests. Interest-focused live streaming platforms provide a more conducive environment for closer social interactions, stronger sense of belonging, and higher engagements among users.

China had the world’s largest games market in terms of revenues and gamers in 2017, according to the Frost & Sullivan Report. China had 646 million gamers in 2017, and is expected to have 917 million gamers in 2022. E-sports has become a mainstream entertainment option that has attracted growing attention on social media in China. China’s e-sports market had the largest gamer base in the world with approximately 229 million gamers in 2017, representing a compound annual growth rate, or CAGR of 24.6% since 2015 and is expected to reach 537 million gamers by 2022, according to the Frost & Sullivan Report.

China has the largest active user base of live streaming services in the world, according to the Frost & Sullivan Report. The average MAUs was 279 million in 2017 and is expected to grow at a CAGR of 13.1% to 518 million by 2022. The total revenues of China’s live streaming market grew from US$1.0 billion in 2015 to US$5.5 billion in 2017 and are expected to further grow to US$16.5 billion by 2022 at a CAGR of 24.6%. The total revenues of game live streaming market in China experienced significant growth in the past, from US$121 million in 2015 to US$1.2 billion in 2017 and are projected to reach US$4.9 billion in 2022 at a CAGR of 33.6%. China has 180 million average game live streaming MAUs in 2017, and such number is expected to increase to 349 million in 2022 at a CAGR of 14.1%.

Competitive Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

•	No. 1 game live streaming platform in China

•	Highly engaged and interactive community

•	Efficient and transparent marketplace

•	Rich and dynamic content offerings

•	Cutting-edge technological capabilities and scalable infrastructure

•	Visionary management team and strong shareholder support

Our Strategies

We intend to achieve our mission by pursing the following strategies:

•	Further expand our user base and invigorate our community

•	Advance our technological capabilities

•	Enrich our content offerings

•	Bring more value to content providers

•	Diversify monetization channels

•	Explore strategic investment, acquisition and overseas expansion opportunities

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

•	keep our existing users highly engaged, to acquire new users or to increase the proportion of paying users;

•	attract and retain talented and popular broadcasters;

•	offer attractive content, in particular popular game content, on our platform;

•	sustain our rapid growth, effectively manage our growth or implement our business strategies;

•	compete effectively;

•	obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China;

•	maintain our relationship with talent agencies, in particular the platinum talent agencies; and

•	maintain our unique community culture within our addressable user communities.

In addition, we face risks and uncertainties related to our corporate structure and regulatory environment in China, including:

•	intensified government regulation of the internet industry in China;

•	uncertainties in the interpretation and enforcement of PRC regulations and policies, including those relating to the live streaming industry in China;

•	risks associated with our control over Guangzhou Huya, our consolidated variable interest entity in China, which is based on contractual arrangements rather than equity ownership;

•	risks related to our ability to use the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiary as a result of PRC regulations and governmental control of currency conversion; and

•	risks related to our potential conflicts of interest with YY, our controlling shareholder, and its control over the outcome of shareholder actions in our company.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

Our Huya platform was launched in 2014, as a game live streaming business unit of our parent company, YY. In August 2016, Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya, our variable interest entity was established. YY controlled Guangzhou Huya through a set of contractual arrangements. As of December 31, 2016, YY completed the transfer of all assets, including trademarks, domain names, business contracts and tangible assets relating to our business, to Guangzhou Huya, or our carve-out from YY.

YY incorporated Huya Limited in Hong Kong in January 2017 and HUYA Inc. in the Cayman Islands in March 2017 as our holding companies. In April 2017, Huya Limited became a wholly-owned subsidiary of HUYA Inc. In June 2017, Huya Limited established Guangzhou Huya Technology Co., Ltd., or Huya Technology, our wholly owned subsidiary in China. In July 2017, we gained control and became the sole beneficiary of Guangzhou Huya through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders. In May and July 2017, Guangzhou Huya incorporated Guangzhou Yaoguo Information Technology Co. Ltd., or Guangzhou Yaoguo, and Guangzhou Dachafan Entertainment Co. Ltd., or Guangzhou Dachafan, respectively, in China. As such, we formed our current offshore and onshore corporate structure.

We are a holding company and we currently conduct our business in China through Huya Technology and our variable interest entity, Guangzhou Huya, and its subsidiaries. See “Risk Factors—Risks Related to Our Corporate Structure.” Guangzhou Huya holds an Internet Content Provision License and other permits that are necessary for operating our business in China.

The following diagram summarizes our corporate structure chart, including our subsidiaries, our variable interest entity and its subsidiaries, as of the date of this prospectus.

Notes:
(1)	Represents 89,698,282 Class B ordinary shares YY beneficially owns as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal Shareholders” for more information on beneficial ownership of YY in our company prior to and immediately after this offering.
(2)	Represents 64,488,235 Class B ordinary shares issuable upon the conversion of 64,488,235 series B-2 preferred shares on a one-to-one basis. Please refer to the beneficial ownership table in the section captioned “Principal Shareholders” for more information on beneficial ownership of Linen Investment Limited in our company prior to and immediately after this offering.
(3)	The shareholders of Guangzhou Huya are Guangzhou Huaduo and Guangzhou Qinlv Investment Consulting Co., Ltd., or Guangzhou Qinlv, holding 99.01% and 0.99% of Guangzhou Huya’s equity interest, respectively. The shareholders of Guangzhou Huaduo are Mr. David Xueling Li, our chairman, and Beijing Tuda Science and Technology Co., Ltd, or Beijing Tuda, a variable interest entity of YY. The sole shareholder of Guangzhou Qinlv is Mr. Rongjie Dong, our chief executive officer and director.

The following diagram sets forth the shareholding structure of our company immediately after this offering, without giving effect to voting power changes.

*	The computation of beneficial ownership percentages assumes that the underwriters do not exercise their over-allotment option. See “Principal Shareholders.” The shareholding percentages do not take into account the right Tencent has to purchase additional shares to reach 50.1% of the voting power in us, which is exercisable only between March 8, 2020 and March 8, 2021. The shareholding percentages also do not take into account the different votes that Class A ordinary shares and Class B ordinary shares will be entitled to upon the completion of the offering.
(1)	We expect the shareholding structure of our subsidiaries and variable interest entities will remain the same immediately after the completion of this offering.

Our Relationship with Our Major Shareholders

Our Relationship with YY

Our business benefits from our collaboration with YY Inc., or YY, our controlling shareholder. YY is a leading live streaming social media platform that enables users to interact with each other in real time, and has been listed on NASDAQ Global Market since 2012. YY is our controlling shareholder, and will continue to control us after the completion of this offering. We benefit from YY’s experience in live streaming industry as well as technology know-how. We have established our own technology infrastructure, management and business functions separately from YY and we intend to continue to operate independently after we become a public company. On March 8, 2018, YY and us, through our respective PRC affiliated entities, entered into a business cooperation agreement, which sets out terms of our future cooperation in the areas of payment settlement, IT system licensing and broadcaster resources. On the same date, YY and us, through our respective PRC affiliated entities, also entered into a four-year non-compete agreement.

Our Relationship with Tencent

On February 5, 2018, Tencent Holdings Limited, or Tencent, and us, through our respective PRC affiliated entities, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to this business cooperation agreement, the parties agreed to pursue strategic cooperation in various areas of game live streaming business and game related business. This agreement has a term of three years, which is renewable under certain conditions.

Further to the business cooperation agreement, we entered into a share subscription agreement with Linen Investment Limited, a wholly-owned subsidiary of Tencent, on March 8, 2018. Pursuant to the agreement, on the same date, we issued a total of 64,488,235 of series B-2 preferred shares to Linen Investment Limited at a price of approximately US$7.16 per share, representing 34.6% of our total shares on an as-converted basis as of the closing of the transaction. Pursuant to our amended and restated shareholders’ agreement, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional shares at the then fair market price to reach 50.1% of the voting power in us.

Supported by Tencent’s strong capabilities in game development, distribution and operation, we believe the investment from, and our cooperation with, Tencent will reinforce and solidify our position as a market leader in the game live streaming industry in China.

Corporate Information

Our principal executive offices are located at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Panyu District, Guangzhou, 511442, the People’s Republic of China. Our telephone number at this address is +86 (20) 8212-0800. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.huya.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenues for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires in this prospectus:

•

“active user” for any period in the context of our operating data means the sum of our mobile app active users, website active users and active users accessing our platform through YY Client during such relevant period. We calculate our mobile app active users based on the number of mobile devices that launched our Huya Live mobile app during such relevant period. We calculate our website active users based on the number of mobile devices and PC devices with unique MAC address that accessed our websites during such relevant period. We calculate active users accessing our platform through YY

Client based on the number of PC devices with unique MAC address that launched YY Client and accessed our platform during the relevant period. The calculations of our active users may not reflect the actual number of people using Huya, as it is possible that some people may use more than one device, or some people may share one device, or some people may access our platform through multiple channels;

•	“active broadcaster” for any period means a registered broadcaster who has live broadcasted on our platform at least once during such relevant period;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“average daily time spent on mobile app per mobile active user” for any period in the context of our operating data is calculated by dividing (i) the sum of average time spent on our Huya Live mobile app each day per mobile active user for such period, by (ii) the number of days for such period;

•	“average MAU” means the average monthly active users. Average MAU for any period is calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period;

•	“average mobile MAU” in the context of our operating data means the average monthly active users on our Huya Live mobile app. Average mobile MAU for any period is calculated by dividing (i) the sum of our active users on our Huya Live mobile app for each month of such period, by (ii) the number of months in such period;

•	“average monthly active broadcaster” for any period in the context of our operating data is calculated by dividing (i) the sum of our active broadcasters for each month of such period, by (ii) the number of months in such period;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

•	“MAU” means monthly active user;

•	“mobile MAU” in the context of our operating data means monthly active users on our Huya Live mobile app;

•	“paying user” for any period in the context of our operating data means a registered user that has purchased virtual items on our platform at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform;

•	“registered user” in the context of our operating data means a user that has registered and logged onto our platform at least once since registration. We calculate registered user as the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered users we present in this prospectus may not equal to the number of unique individuals who are our registered users;

•	“retention rate of mobile app”, as applied to any cohort of users who use our Huya Live mobile app in a given period, is the percentage of these users who make at least one repeat use after a certain duration; the “one month retention rate of mobile app” for any cohort of users in a given month is the retention rate in the next month after the applicable month;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and

•	“We,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., its subsidiaries, variable interest entity and subsidiaries of its variable interest entity.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.5063 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 27, 2018, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.3325 to US$1.00.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$10.00 and US$12.00 per ADS.

ADSs offered by us	15,000,000 ADSs (or 17,250,000 ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	15,000,000 ADSs (or 17,250,000 ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	201,547,058 ordinary shares, comprised of 42,389,737 Class A ordinary shares and 159,157,321 Class B ordinary shares (or 203,797,058 ordinary shares if the underwriters exercise their over-allotment option in full, comprised of 44,639,737 Class A ordinary shares and 159,157,321 Class B ordinary shares). This number assumes the conversion, on a one-on-one basis, of all outstanding preferred shares into ordinary shares immediately prior to the completion of this offering.

The ADSs	Each ADS represents one Class A ordinary share, par value US$0.0001 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. See “Description of Share Capital” for more information.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 2,250,000 additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$149.2 million from this offering, or approximately US$172.2 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$11.00 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily to expand and enhance our product and service offerings and strengthen our technologies, and use the balance of the proceeds for working capital and other general corporate purpose. Additionally, we may use a portion of the net proceeds to acquire businesses, products, services or technologies. See “Use of Proceeds” for more information.

Lock-up	We, our directors, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. In addition, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any shares for deposit for the issuance of ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary with the prior written consent of the representatives of the underwriters. See “Shares Eligible for Future Sales” and “Underwriting.”

Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Listing	We have applied to have the ADSs listed on the NYSE under the symbol “HUYA.” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2018.

Depositary	Deutsche Bank Trust Company Americas.

Summary Consolidated Financial Data

The following summary consolidated financial data for the years ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Loss:
Net revenues:
Live streaming	791,978	2,069,536	318,082
Advertising and others	4,926	115,280	17,718

Total net revenues	796,904	2,184,816	335,800

Cost of revenues(1)	(1,094,644)	(1,929,864)	(296,615)

Gross (loss) profit	(297,740)	254,952	39,185

Operating expenses:(1)
Research and development expenses	(188,334)	(170,160)	(26,153)
Sales and marketing expenses	(68,746)	(87,292)	(13,417)
General and administrative expenses	(71,325)	(101,995)	(15,676)

Total operating expenses	(328,405)	(359,447)	(55,246)
Other income	—	9,629	1,480

Operating loss	(626,145)	(94,866)	(14,581)

Interest income	518	14,049	2,159

Loss before income tax expenses	(625,627)	(80,817)	(12,422)
Income tax expenses	—	—	—
Loss before share of loss in an equity method investment, net of income taxes	(625,627)	(80,817)	(12,422)
Share of loss in an equity method investment, net of income taxes	—	(151)	(23)

Net loss attributable to HUYA Inc.	(625,627)	(80,968)	(12,445)

Accretion to series A redeemable convertible preferred shares redemption value.	—	(19,842)	(3,049)

Net loss attributable to ordinary shareholders	(625,627)	(100,810)	(15,494)

Net loss	(625,627)	(80,968)	(12,445)

Foreign currency translation adjustment, net of nil tax	—	308	47

Total comprehensive loss attributable to HUYA Inc.	(625,627)	(80,660)	(12,398)

Net loss per ordinary share
Basic and diluted	(6.26)	(1.01)	(0.15)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic and diluted	100,000,000	100,000,000	100,000,000

Note:

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follow:

	Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,677	2,877	442
Research and development expenses	19,538	9,174	1,410
Sales and marketing expenses	326	791	122
General and administrative expenses	26,557	27,266	4,191

The following table presents our summary consolidated balance sheet data as of December 31, 2016 and 2017.

	As of December 31,
	2016	2017
	Actual	Actual		Pro forma(1) (Unaudited)		Pro forma as adjusted(2) (Unaudited)
	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	6,187	442,532	68,016	442,532	68,016	4,416,692	678,833
Short-term deposits	95,000	593,241	91,179	593,241	91,179	593,241	91,179
Total current assets	156,101	1,250,307	192,168	1,250,307	192,168	5,224,467	802,985
Total assets	167,234	1,300,541	199,889	1,300,541	199,889	5,274,701	810,706
Total current liabilities	319,928	685,650	105,383	685,650	105,383	685,650	105,383
Total liabilities	331,621	730,674	112,303	730,674	112,303	730,674	112,303
Total mezzanine equity	—	509,668	78,335	—	—	—	—
Total shareholders’ (deficit) equity	(164,387)	60,199	9,251	569,867	87,586	4,544,027	698,403

Notes:

(1)	The summary consolidated balance sheet data as of December 31, 2017 are presented on a pro forma basis to reflect the automatic conversion of all of our outstanding series A-1 preferred shares into 17,647,058 Class A ordinary shares and series A-2 preferred shares into 4,411,765 Class B ordinary shares immediately prior to the completion of this offering.
(2)	The summary consolidated balance sheet data as of December 31, 2017 are presented on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding series A-1 preferred shares into 17,647,058 Class A ordinary shares and series A-2 preferred shares into 4,411,765 Class B ordinary shares immediately prior to the completion of this offering; (ii) the automatic conversion of all of our outstanding series B-2 preferred shares, which were issued and sold to Linen Investment Limited at a price of approximately US$7.16 per share in March 2018, into 64,488,235 Class B ordinary shares immediately prior to the completion of this offering; (iii) the automatic conversion of 8,382,353 Class B ordinary shares into an equal number of Class A ordinary shares in March 2018 resulted from the sale of such shares by YY to other investors; (iv) the automatic conversion of 367,870 Class B ordinary shares into an equal number of Class A ordinary shares in April 2018 resulted from the transfer of such shares by YY; and (v) the sale of 15,000,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$11.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their over-allotment option.

The following table presents our summary consolidated cash flow data for the year ended December 31, 2016 and 2017.

	Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(420,451)	242,444	37,262
Net cash used in investing activities	(96,135)	(559,561)	(86,002)
Net cash provided by financing activities	522,773	774,448	119,031
Net increase in cash and cash equivalents	6,187	457,331	70,291
Cash and cash equivalents at beginning of the year	—	6,187	951
Cash and cash equivalents at end of the year	6,187	442,532	68,016

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

If we fail to keep our existing users highly engaged, to acquire new users, or to increase the proportion of paying users, our business, profitability and prospects may be adversely affected.

Our success depends on our ability to maintain and grow our user base and keep our users highly engaged. In order to attract, retain and engage users and remain competitive, we must continue to innovate our products and services, implement new technologies and strategies, offer interesting content created by popular broadcasters, improve features of our platform and stimulate interactions in our community.

A decline in our user base may adversely affect the engagement level of our users and vibrancy of our community, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain users or convert users into paying users, our revenues may decline and our results of operations and financial condition may suffer.

We cannot assure you that our platform will remain sufficiently popular with users to offset the costs incurred to operate and expand it. It is vital to our operations that we remain sensitive and responsive to evolving user preferences and offer content that attracts our users. We must also keep providing our users with new features and functions to enable superior content viewing and social experience. We will need to continue to develop and improve our platform and to enhance our brand awareness, which may require us to incur substantial costs and expenses. If such increased costs and expenses do not effectively translate into improved user traffic and engagement, our results of operations may be materially and adversely affected.

We may fail to attract and retain talented and popular broadcasters.

The size and engagement level of our user base as well as the quality of the live streaming content offered on our platform are critical to our success and are closely linked to our broadcasters’ involvement and performance.

In 2017, our top 100 most popular broadcasters in terms of user spending attributable to their respective live streams contributed approximately 23.5% of our total net revenues. Although we have entered into multi-year cooperation agreements that contain exclusivity clauses with these broadcasters, if any of those broadcasters decides to breach the agreement or chooses not to continue the cooperation with us once the term of the agreement expires, the popularity of our platform may decline and the number of our users may decrease, which could materially and adversely affect our results of operations and financial condition.

In addition to our most popular broadcasters, we must continue to attract and retain talented and productive broadcasters in order to maintain and increase our content offerings and ensure the sustainable growth of our game live streaming community. We must identify and acquire potential talented broadcasters and provide them with sufficient resources. We cooperate with talent agencies to recruit, manage, train and support our broadcasters. However, we cannot assure you that we can continue to maintain the same level of attractiveness to our broadcasters and talent agencies.

Broadcasters on our platform, including those who have entered into exclusivity agreements with us, may leave us for other platforms which may offer better services and terms than we do. Furthermore, we may lose broadcasters if the talent agencies that manage them are unable to reach or maintain satisfactory cooperation arrangements with such broadcasters. In addition, if talented and popular broadcasters cease to contribute content to our platform, or their live streams fail to attract users, we may experience a decline in user traffic and user engagement, which may have material and adverse impact on our results of operations and financial conditions.

We may fail to offer attractive content, in particular popular game content, on our platform.

We offer comprehensive live streaming content with a primary focus on games. Our content library is constantly evolving and growing. Game content has been the key genres of our content offerings since our inception, but in response to users’ growing interests, we also have expanded our coverage into other entertainment content genres. We actively track viewership growth and community feedback to identify trending content and encourage our broadcasters and talent agencies to create content that caters to users’ constantly changing taste. However, if we fail to continue to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions.

In addition, we largely rely on our broadcasters and talent agencies to create high-quality and fun live streaming content. We have in place a comprehensive and effective incentive mechanism to encourage broadcasters and talent agencies to supply content that are attractive to our users. Also, talent agencies cooperating with us may guide or influence broadcasters to live stream contents that are well received by our users. However, if we fail to observe the latest trends and timely guide broadcasters and talent agencies accordingly, or fail to attract broadcasters who are capable of creating content based on popular games, or if broadcasters fail to produce content for trending games, our users number may decline and our financial condition and results of operations may be materially and adversely affected.

We are a relatively young company, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

We have a limited operating history, particularly as a stand-alone company. Our Huya platform was launched in 2014 as a business unit of YY. Although we have experienced significant growth since our platform was launched, our historical growth rate may not be indicative of our future performance due to our limited operating history and the rapid evolvement of our business model. We may not be able to achieve similar results or grow at the same rate as we had in the past. As our business and the live streaming service market in China continue to develop, we may adjust our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

In addition, our rapid growth and expansion have placed, and continue to place, significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods, attract and retain users and content creators, increase user engagement, continue developing innovative technologies in response to user demand, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment in China. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users, broadcasters, talent agencies, advertisers and other business partners.

We face competition in several major aspects of our business, particularly from companies that provide game live streaming services, including competitors our shareholders may have invested in or operated. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do or have long term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, advertisers and other business partners. In addition, our competitors may have significantly larger user bases and more established brand names than we do and therefore are able to more effectively leverage their user bases and brand names to provide live streaming, online social network, online games and other products and services, and thereby increase their respective market shares.

If we are not able to effectively compete in one or more of our business lines, our overall user base and level of user engagement may decrease, which could reduce the number of our paying users or make us less attractive to broadcasters, talent agencies, advertisers, and other business partners. We may be required to devote additional resources to further increase our brand recognition and promoting our products and services, and such additional spending may adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China is highly regulated. See “Regulation—Internet Information Services” “Regulation—Internet Publication and Cultural Products,” “Regulation—Online Music and Entertainment” and “Regulation—Online Transmission of Audio-Visual Programs.” For example, an internet information service provider shall obtain an operating license, or the ICP License, from the Ministry of Industry and Information Technology, or MIIT, or its local counterparts before engaging in any commercial internet information services. Our PRC variable interest entity, Guangzhou Huya, has obtained a valid ICP License for provision of internet information services, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for online games and music products.

Under the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-Visual Provisions, promulgated by the State Administration of Radio, Film and Television, or SARFT, and the MIIT, providers of internet audio-visual program services are required to obtain a license for online transmission of audio-visual programs, or the Audio-Visual License, issued by SARFT, or complete certain registration procedures with SARFT. According to a notice issued by the Administration of Press, Publication, Radio, Film and Television of the Guangdong Province on September 26, 2016, or Guangdong Province Letter, only live streaming services covering (i) major political, military, economics, social, cultural, sports activities or reality event streaming or (ii) activities such as general social cultural activities or sports events are required to apply for an Audio-Visual License. The Guangdong Province Letter further stated that live streaming platforms offering online shows, online games and online drama performances are not required to obtain an Audio-Visual License. We are advised by our PRC Legal Counsel that Audio-Visual License is not required for our live streaming business.

Currently, we allow broadcasters to upload their recorded video clips to our platform. We also selectively record and edit live streaming gameplay of certain popular broadcasters and turn them into video clip highlights. Streaming those videos on our platform may be regarded as providing internet audio-video program service. Although we currently hold an Audio-Visual License, due to the interpretation and implementation of existing and future laws and regulations, this may not be sufficient to meet regulatory requirements, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions by relevant regulators if our practice of offering video clips is deemed as violating the Audio-Visual Provisions. Moreover, we may be required to obtain additional licenses or approvals for our video clip services if the PRC government adopts more stringent policies or regulations on online video clips offerings. As we further develop and expand our video service offerings, we may need to obtain additional qualifications, permits, approvals or licenses.

As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We cooperate with various talent agencies to manage and recruit our broadcasters. If we are not able to maintain our relationship with talent agencies, in particular the platinum talent agencies, our operations may be materially and adversely affected.

We cooperate with talent agencies to manage, organize and recruit broadcasters on our platform. As we are an open platform that welcomes all broadcasters to register on our websites, cooperation with talent agencies substantially increases our operation efficiency in terms of discovering, supporting and managing broadcasters in a more organized and structured manner, and turning amateur broadcasters to full-time broadcasters.

We share a portion of the revenues generated from the sales of virtual items attributed to the broadcasters’ live streams with broadcasters and talent agencies who manage these broadcasters. If we cannot balance the interests between us, broadcasters and the talent agencies and design a revenue-sharing mechanism that is agreeable to both broadcasters and talent agencies, we may not be able to retain or attract broadcasters or talent agencies, or both. In addition, while we have entered into exclusive streaming agreements with certain broadcasters, none of the talent agencies we cooperate with has an exclusive cooperation relationship with us. If other platforms offer better revenue sharing incentive to talent agencies, such talent agencies may choose to devote more of their resources to broadcasters who stream on the other platforms, or they may encourage their broadcasters to use or even enter into an exclusive agreement with other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.

We are subject to risks associated with operating in a rapidly developing industry and a relatively new market.

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of the live streaming industry in China. The markets for our products and services are relatively new and rapidly developing and are subject to significant challenges. Our business relies upon our ability to cultivate and grow an active game live streaming community and to successfully monetize our user base, so as to increase revenues from our live streaming as well as online advertising services. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. We cannot assure you that we will succeed in any of these aspects or that these industries in China will continue to grow as rapidly as it has in the past.

As users are facing a growing number of entertainment options that directly or indirectly compete with online live streaming, live streaming may not maintain or increase its current popularity. Growth of the live streaming industry is affected by numerous factors, such as content quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment, and macroeconomic environment. In addition, since we mainly focus on game live streaming, the growth of the games industry will have an impact on the prospects of our business. If live streaming as a form of entertainment loses its popularity due to changing social trends and consumer preferences, or if the games industry in China does not grow as quickly as expected, our results of operation and financial condition may be materially and adversely affected.

Our revenue model for live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We operate our live streaming platform using a revenue model whereby users can get free access to live streaming of game or other types of content but have the options to purchase virtual items. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2016 and 2017, our live streaming revenues contributed to 99.4% and 94.7% of our total net revenues, respectively. Although our live streaming business has experienced significant growth in recent years, we may not achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

Although we factor in industry standards and expected user demand in determining how to optimize virtual item merchandizing effectively, if we fail to properly manage the supply and timing of our virtual items and their appropriate prices, our users may be less likely to purchase these virtual items from us. In addition, if users’ spending habits change and they choose to only access our content for free without additional purchases, we may not be able to continue to successfully implement the virtual items-based revenue model for live streaming, in which case we may have to provide other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

We have a unique community culture that is vital to our success. Our operations may be materially and adversely affected if we fail to maintain our culture within our addressable user communities.

We have cultivated an interactive and vibrant online social community centered around live game streaming. We provide resources and support to the broadcasters through talent agencies that help train and retain talented broadcasters on our platform, who in turn, attract and retain users. We also ensure superior user experience by continuously improving user interface and features of our platform and encouraging active interaction between users and broadcasters. We believe that maintaining and promoting such a vibrant community culture is critical to retaining and expanding our user and broadcaster base. We have taken multiple initiatives to preserve our community culture and values. Despite our efforts, we may be unable to maintain our community culture and cease to be the preferred platform for our target users, broadcasters and talent agencies. For example, frictions among our users or broadcasters and inflammatory comments posted by internet trolls may damage our community culture and brand image, which would be detrimental to our business operations.

We generate a portion of our revenues from advertising. If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our revenues may be adversely affected.

Although we primarily rely on revenues generated from live streaming services, we still generate a small portion of our revenues from advertising, which we expect to further expand in the near future. Our revenues from advertising partly depend on the continual development of the online advertising industry in China and advertisers’ willingness to allocate budgets to online advertising. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established Chinese internet portals or search engines, over advertising on our platform. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising revenues and our profitability and prospects may be materially and adversely affected.

Furthermore, our core and long-term priority of optimizing user experience and satisfaction may limit our platform’s ability to generate revenues from advertising. For example, in order to provide our users with an uninterrupted entertainment experience, we do not place significant amounts of advertising on our streaming interface or insert pop-up advertisements during streaming. While this decision would adversely affect our operating results in the short-term, we believe it enables us to provide a superior user experience on our platform, which will help us expand and maintain our current user base and enhance our monetization potential in the long-term. However, this philosophy of putting our users first may also negatively impact our relationships with advertisers or other third parties, and may not result in the long-term benefits that we expect, in which case the success of our business and operating results could be harmed.

We offer advertising services primarily through contracts entered into with advertisers or third-party advertising agencies and by displaying advertisement on our platform or providing advertising integrated in the content offered on our live streaming platform. We cannot assure you that we will be able to attract or retain direct advertisers or advertising agencies. We typically enter into a one-year framework agreement with advertisers or third-party advertising agencies, which can be terminated upon 60 days prior written notice. If we fail to retain and enhance our business relationships with these advertisers or third-party advertising agencies, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and advertising agencies or any of our current advertising methods or promotion activities becomes less effective, our business, financial condition and results of operations may be adversely affected.

We have incurred significant losses since our inception and we may continue to experience losses in the future.

We had a net loss of RMB625.6 million and RMB81.0 million (US$12.4 million), respectively, in 2016 and 2017. We expect that we will continue to incur costs and expenses such as research and development costs and bandwidth costs to support our video functions, and costs to retain and attract content creators, grow our user base and generally expand our business operations. We may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. In addition, we expect to continue to invest heavily in our operations to maintain our current market position, support anticipated future growth and to meet our expanded reporting and compliance obligations as a public company.

Our profitability is also affected by other factors beyond our control. For example, live streaming as a form of entertainment may not continue to retain or increase its viewership levels or popularity. In addition, advertisers may not increase or maintain their spending on live streaming platforms, including our platform. The continued success of our business depends on our ability to identify which services will appeal to our user base and to offer them on commercially acceptable terms. Our profitability also depends in part on our ability to convert active users into paying user, attract advertisers and successfully compete in a very competitive market.

Increases in the costs of content on our platform, such as higher revenue sharing ratio with broadcasters and talent agencies, may have an adverse effect on our business, financial condition and results of operations.

We need to continue offering popular and attractive content on our platform to provide our users with engaging and satisfying viewing experiences, and our ability to provide such content is dependent on our ability to attract and retain our live broadcasters and talent agencies. We have a revenue sharing arrangement with both our broadcasters and talent agencies under which we share with them a portion of the revenues from the sales of virtual items on our platform. In addition, we also cooperate with popular e-sports teams to make their game play available on our platform by paying them a sponsorship fee. The absolute amounts and revenue percentages that we pay broadcasters and talent agencies may increase. If our competitor platforms offer higher revenue sharing ratios with an intent to attract our popular broadcasters, costs to retain our broadcasters may further increase. If we are not able to continue to retain our broadcasters and produce high quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expands, we may have to devote more resources in encouraging our broadcasters and talent agencies to produce content that meets the varied interests of a diverse user base, which would increase the costs of contents on our platform. If we are unable to generate sufficient revenues that outpace our increased content costs, our business, financial condition and results of operations may be materially and adversely affected.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform.

Our interactive live streaming platform enables users and broadcasters to exchange information and engage in various other online activities. Although we require our broadcasters to register their real name, we do not require real-name registration for our users, and hence we are unable to verify the sources of all the information posted by our users. In addition, because a majority of the communications on our platform is conducted in real time, we are unable to examine the content generated by users and broadcasters before they are posted or streamed. Therefore, it is possible that broadcasters and users may engage in illegal, obscene or incendiary conversations or activities, including publishing of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations on our platform. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We have occasionally received fines for certain inappropriate materials placed on our platform, and may be subject to similar fines and penalties in the future. In addition, if the PRC authorities find that we have not adequately managed the content on our platform, they may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform. See “Regulation—Internet Information Services.” Moreover, the costs of compliance may continue to increase when more content is made available on our platform as a result of our growing user base, which may adversely affect our results of operations.

Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase the level of user traffic to our platform as well as our ability to tap into other market opportunities.

The PRC government has promulgated, in recent years, intensified regulation on various aspects of the internet industry in China. For example, the PRC government adopted more stringent policies to monitor the online games industry due to negative public perception of addiction to online games, particularly in children and minors. On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. If these restrictions expand to apply to adult game players in the future, it may lead to a decrease in the number or engagement of game players, which could adversely affect our game live streaming service and have a material effect on our results of operations. Furthermore, as of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing an online game. If this real-name registration system leads to a decrease in the number or engagement of game players, our results of operations may be materially and adversely affected. See “Regulation—Anti-fatigue Compliance System and Real-name Registration System.”

In addition, as the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. We also cannot assure you that we will be able to obtain the required licenses or approvals if we plan to expand into other internet businesses. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations. See “—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected”, “Regulation—Internet Information Services”, “Regulation—Internet Publication and Cultural Products”, “Regulation—Online Music and Entertainment” and “Regulation—Online Transmission of Audio-Visual Programs”.

We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms.

Our platform is open to all users. Content posted by our users may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. For example, a broadcaster may stream an old movie and watch it with the viewers of this streaming, which may subject us to claims of infringement of third-party intellectual property rights or other rights for the copyrighted movie. In addition, we facilitate broadcasters to live stream games on our platform, and, in some cases, we may dictate the games that our broadcasters stream. As a result, we could face copyright infringement claims with respect to online games being streamed live, recorded or made accessible, or songs performed live, recorded or made accessible on our platform.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. In particular, there have been cases in China in which courts have found online service providers to be liable for the posting of copyrighted content by users which was accessible from and stored on such providers’ servers. For example, in 2014, a variable interest entity of YY was sued by a game publisher for copyright infringement due to the streaming of its copyrighted game on YY’s platform. The case is on appeal and still pending.

On the other hand, to our knowledge, there is currently no settled court practice which provides clear guidance as to whether or to what extent a real-time streaming platform would be held liable for the unauthorized posting or live performances of copyrighted content by the users.

Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant user-generated content and, even if properly screened, a third party may still find user-generated content posted on our platform offensive and take action against us in connection with such content. In addition, we have entered into revenue-sharing arrangements with some of the popular broadcasters and talent agencies on our platform, and we cannot assure you that PRC courts will not view these broadcasters or talent agencies as our employees or agents, deem us to have control over their activities on our platform and the content they upload or otherwise make available on our platform, determine that we have knowingly uploaded such infringing content on our platform and hold us directly liable for their infringement activities on our platform. We may also face litigations or administrative actions for defamation, negligence or other purported injuries resulting from the content we provide or the nature of our services. Such litigations and administrative actions, with or without merits, may be expensive and time-consuming, resulting in significant diversion of resources and management attention from our business operations, and adversely affect our brand image and reputation. Separately, as our business expands, the cost of carrying out these procedures and obtaining authorization and licenses for the growing content on our platform may increase, which may potentially have material and adverse effects on our results of operations.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the NYSE, the ability of users to access our platform from the United States and other jurisdictions, the performance of songs and other content which are subject to copyright and other intellectual property laws of countries outside China, including the United States, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

If an infringement claim brought against us in China, the United States or any other jurisdiction is successful, we may be required to pay substantial statutory penalties or other damages and fines, remove relevant content from our platform or enter into license agreements which may not be available on commercially reasonable terms or at all. Litigation or other claims against us may also subject us to adverse publicity which could harm our reputation and affect our ability to attract and retain broadcasters and talent agencies, which could materially and adversely affect the popularity of our platform and therefore, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

The popularity of our platform and services and our ability to further monetize user traffic depend on our ability to adapt to rapidly changing technologies as well as our ability to continually innovate in response to evolving consumer demands and expectations and intense market competition. Our ability to provide a superior user experience on our platform depends on the continuous and reliable operation of our IT systems.

We may not be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to users, broadcasters, talent agencies and advertisers. Our IT systems and content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our users, content providers and advertisers to migrate to our competitors’ platforms. If we experience frequent or constant service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We may not be successful in minimizing the frequency or duration of service interruptions. As the number of our users increases and our users generate more content on our platform, we may be required to expand and adjust our technology and infrastructure to continue to reliably store and process content. It may become increasingly difficult to maintain and improve the performance of our platform, particularly during peak usage times, as our services become more complex and user traffic increases.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business partially depends on services provided by, and relationships with, various third parties. Some third-party software we use in our operations is currently publicly available free of charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

In addition, we process transactions of almost all of our products and services through third-party online payment systems. If any of these third-party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual items online, in which case our results of operations would be negatively impacted. See “—The security of operations of, and fees charged by, third-party online payment platforms may have a material adverse effect on our business and results of operations.”

We exercise no control over the third parties with whom we have business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China, which is in large part maintained by state-owned operators.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to accommodate the increases in traffic from expanding user base, and the adoption of our services may be hindered, which could adversely impact our business.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

User growth and engagement depend upon effective interoperation with mobile operating systems, networks, mobile devices and standards that we do not control.

We make our services available across a variety of mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The numbers of daily and monthly active users of Huya or certain other key operating metrics are calculated using internal company data. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. Our users do not register with our platform on a real-name basis. Therefore, we track the devices through which users log on to our platform to determine the number of active users. Accordingly, the calculations of our active users may not accurately reflect the actual number of people using Huya.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers or platform partners do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their resources or spending to Huya, which could negatively affect our business and operating results.

Our brand image, business and operating results may be adversely impacted by user misconduct and misuse of our platform.

Since we do not have full control over what broadcasters live stream on our platform and what users communicate on our platform, our platform may be misused or abused by broadcasters or users. We have an internal control system in place to review and monitor live streams and will shut down any streams that may be illegal or inappropriate. However, we may not be able to identify all such streams and content, or prevent all such content from being posted.

Moreover, as we have limited control over the real-time behavior of our broadcasters and users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and public perception of our brand may be materially and adversely affected by the misuse of our platform. In addition, in response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties, including confiscation of income and a fine of RMB10,000 to RMB30,000 for each case of non-compliance, or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile apps. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected, and the price of our ADSs may decline.

Spammers and malicious software and applications may affect user experience, which could reduce our ability to attract users and advertisers and materially and adversely affect our business, financial condition and results of operations.

Spammers may use our Huya platform to send spam messages to users, which may affect user experience. As a result, our users may reduce using our products and services or stop using them altogether. In spamming activities, spammers typically create multiple user accounts for the purpose of sending a high volume of repetitive messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platform in a timely fashion. Any spamming activities could have a material and adverse effect on our business, financial condition and results of operations.

In addition, malicious software and applications may interrupt the operations of our websites, our PC clients or mobile apps and pass on such malware to our users which could adversely hinder user experience. Although we have been successfully blocking these attacks in the past, we cannot guarantee that this will always be the case, and in the incident if users experience a malware attack by using our platform, our users may associate the malware with our websites, our PC clients or mobile apps, and our reputation, business, and results of operations would be materially and adversely affected.

The security of operations of, and fees charged by, third-party online payment platforms may have a material adverse effect on our business and results of operations.

Currently, we sell substantially all of our products and services to our users through third-party online payment systems. In all these online payment transactions, secured transmission of confidential information such as paying users’ credit card numbers and personal information over public networks is essential to maintaining consumer confidence.

We do not have control over the security measures of our third-party online payment vendors. Any security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users may become reluctant to purchase our virtual items even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying users and users may be discouraged from purchasing our products and services, which may have a material adverse effect on our business.

In addition, there are currently only a limited number of reputable third-party online payment systems in China. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our virtual items and other services, our results of operations may be materially and adversely affected.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our products and services, which could materially and adversely affect our business, financial condition and results of operations.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. We apply strict management and protection for any information provided by users and, under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used or shared with advertisers or others may adversely affect our ability to share certain data with advertisers or others, which may limit certain methods of targeted advertising or our cooperation with other business partners. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower registered, active or paying user numbers on our platform. For example, if the PRC government authorities require real-name registration for users of our platform, the growth of our user numbers may slow down and our business, financial condition and results of operations may be adversely affected. See “—Risks Related to Our Corporate Structure—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of the internet industry and companies.” A significant reduction in registered, active or paying user numbers could lead to lower revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brands or websites, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert online customers away from our products and services or harm our reputation.

Competitors and other third parties may purchase (i) trademarks that are similar to our trademarks and (ii) keywords that are confusingly similar to our brands or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from us to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential online customers away from our platform to competing, irrelevant or potentially offensive platform, which could harm our reputation and cause us to lose revenue.

From time to time, third parties have misappropriated our data through scraping our platform, robots or other means and aggregated this data on their platforms with data from other companies. In addition, “copycat” platforms or apps have misappropriated data on our platform, implanted Trojan viruses in user PCs to steal user data from our platform and attempted to imitate our brand or the functionality of our platform. When we became aware of such platform, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such platforms in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In those cases, our available remedies may not be adequate to protect us against such platforms. Regardless of whether we can successfully enforce our rights against these platforms, any measures that we may take could require significant financial or other resources from us. Those platforms may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights.

We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others on our platform. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Implementation and enforcement of PRC intellectual property-related laws is still evolving. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.

In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. Currently, we have two registered patents, 96 patent applications pending in China and 4 additional patent applications under the patent cooperation treaty. We also have obtained a royalty-free and exclusive license from Guangzhou Huaduo to use 39 patents, 18 of which are under application. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

If we fail to maintain and enhance our brand or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. A well-recognized brand is important to increasing the number of users and the level of engagement of our users and enhancing our attractiveness to advertisers. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position.

Although we have developed Huya mostly through word of mouth referrals, as we expand, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brand. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

In addition, any negative publicity in relation to our products, services or operations, regardless of its veracity, could harm our brands and reputation. We have sometimes received, and expect to continue to receive, complaints from users regarding the quality of the products and services we offer. Negative publicity or public complaints may harm our reputation, and if complaints against us are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business, results of operations and prospects.

Some of our products and services contain open source software, which may pose particular risk to our proprietary software, products and services in a manner that negatively affects our business.

We use open source software in some of our products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Furthermore, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the internet industry is characterized by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

If any of our executive officers and key employees terminates their services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC legal counsel, Commerce & Finance Law Offices, certain provisions under the non-compete agreement may be deemed invalid or unenforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our business is sensitive to economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and results of operations.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the expected exit of the United Kingdom from the European Union. The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital from time to time for our daily operation. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the live streaming service, in particular, game live streaming;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by online literature and other Internet companies in China; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We have no business insurance coverage, so that any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general and the mobile internet industry in particular.

We are also vulnerable to natural disasters and other calamities. It is possible that we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Risks Related to Our Carve-out from YY and Our Relationship with Our Major Shareholders

Our financial information included in this prospectus may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

Prior to the establishment of HUYA Inc., our live streaming business was carried out by YY through a variable interest entity, Guangzhou Huaduo. We completed our carve-out from YY in December 2016, and all of our live streaming business was transferred from YY to us as part of the carve-out and is now carried out by our PRC subsidiary and variable interest entity. Since we and the variable interest entity of YY that operated our live streaming business are under common control of YY, our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. In particular, our consolidated balance sheets include those assets and liabilities that are specifically identifiable to our business; and our consolidated statements of operations include all costs and expenses related to us, including costs and expenses allocated from YY to us. Allocations from YY, including amounts allocated to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, were made using a proportional cost allocation method and based on the proportion of the number of active users or number of staff in each business line. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company prior to our carve-out from YY in December 2016. Although our management believes that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. See “Related Party Transactions” for our arrangements with YY. In addition, upon becoming a stand-alone company, we have established our own financial, administrative and other support systems to replace YY’s systems, the cost of which may be significantly different from cost allocation with YY for the same services. Therefore, you should not view our historical results as indicators of our future performance.

If our collaboration with YY is terminated or curtailed, or if we are no longer able to benefit from the support of YY, our business may be adversely affected.

YY is a leading live streaming social media platform in China, and our game live streaming business has benefited from YY’s experience in the live streaming industry and technology know-how. Although we have entered into a business cooperation agreement with YY with respect to our future cooperation and a series of agreements with YY with respect to certain parts of our operations, such as premises lease, payment collection and patent license, we cannot assure you that we will continue to receive the same level of support from YY as we become a stand-alone public company. Our users and business partners may react negatively to our carve-out from YY, which could materially and adversely affect our business and results of operation. Also, failure to properly implement our business cooperation arrangement with YY or to realize the intended benefits we anticipated from our business cooperation with YY could materially and adversely affect our business and results of operations.

We may encounter risks and difficulties in connection with our business cooperation with Tencent, which may materially and adversely affect our business and results of operations.

Tencent and us, through our respective PRC affiliated entities, have entered into a business cooperation agreement and we issued a total number of 64,488,325 series B-2 preferred shares to a wholly-owned subsidiary of Tencent, which became effective on March 8, 2018. However, we may encounter difficulties in implementing the business cooperation agreement, which may divert significant management attention from existing business operations. In addition, certain terms of the business cooperation agreement may impose restrictions on our collaboration with other third-party game developers or publishers. Failure to realize the intended benefits we anticipate from the business cooperation or the potential restrictions on our collaboration with other third parties could materially and adversely affect our business and results of operations.

Our major shareholders will control the outcome of shareholder actions in our company.

Upon completion of this offering, YY will hold 54.9% of our total voting power, assuming the underwriters do not exercise their over-allotment option. Pursuant to our amended and restated shareholders agreement, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional shares to reach 50.1% of our total voting power. See “Description of American Depositary Shares—History of Securities Issuances—Shareholders’ Agreement—Tencent’s Right to Purchase Additional Shares.” If Tencent elects to exercise such right within the given period, Tencent may obtain a majority of our total voting power. YY or Tencent’s voting power gives it the power to control over certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

YY or Tencent’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, YY or Tencent’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. If Tencent exercises its purchase right to increase its shareholding in us to 50.1% of our total voting power at fair market price, Tencent will not pay a premium for our securities over the then market price under the change of control and your shareholdings in us may be diluted if we issue additional Class B ordinary shares as a result of Tencent’s exercise of its purchase right. In addition, YY or Tencent is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If YY or Tencent is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of YY or Tencent, and may do so in a manner that could vary significantly from that of YY or Tencent. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. See “—We may have conflicts of interest with YY and, because of YY’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.”

Our agreements with YY may be less favorable to us than similar agreements negotiated between unaffiliated third parties.

We have entered into a series of agreements with YY with respect to certain part of our operations. The terms of such agreements may be less favorable to us than what would have been the case if they were negotiated with unaffiliated third parties. Moreover, so long as YY is our controlling shareholder, their influence may make it difficult for us to bring a legal claim against YY in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other agreements we may enter into with YY from time to time.

We may have conflicts of interest with YY and, because of YY’s controlling interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between YY and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Employee recruiting and retention. Because both YY and we are engaged in live streaming businesses in China, we may compete with YY in the hiring of new employees and retaining talents.

•	Allocation of business opportunities. Although YY and we have different focuses on live streaming, there may arise other business opportunities that both we and YY find attractive. If YY decides to take up such opportunities itself, we may be prevented from taking advantage of those opportunities.

•	Our board members and executive officers may have conflicts of interest. Our chairman, Mr. David Xueling Li is also the chairman and acting chief executive officer of YY. This relationship could create, or appear to create, conflicts of interest when Mr. David Xueling Li is faced with decisions with potentially different implications for YY and us.

•	Sales of shares in our company. YY may decide to sell all or a portion of our shares that it holds to a third party, including our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

•	Developing business relationships with YY’s competitors. So long as YY remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

Although our company will become a stand-alone public company, we expect to operate, for as long as YY is our controlling shareholder, as an affiliate of YY. YY may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. YY’s decisions with respect to us or our business may be resolved in ways that favor YY and therefore YY’s own shareholders, which may not coincide with the interests of our other shareholders. After we become a stand-alone company, we will have an audit committee to review and approve all proposed related party transactions, including any transactions between us and YY. However, we may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to do business on an arm-length term, the transaction may not meet the practical requirements of the arm’s length standard. Furthermore, if YY were to compete with us in the game live streaming services, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our chairman, Mr. David Xueling Li, has considerable influence over us and our corporate matters.

Our chairman, Mr. David Xueling Li, has considerable influence over us and our corporate matters. As of March 31, 2018, Mr. David Xueling Li beneficially owned 14.8% of the total outstanding shares of YY, which is our controlling shareholder and will remain as our parent company and controlling shareholder upon the completion of this offering. Moreover, as Mr. David Xueling Li is the chairman and acting chief executive officer of YY, and held 76.0% of the voting power of YY as of March 31, 2018, he controls decision making of YY and indirectly has considerable influence over us and our corporate matters. After this offering, Mr. David Xueling Li will continue to have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We will be a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual because YY owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Risks Related to Our Corporate Structure

If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and Guangzhou Huya Technology Co., Ltd., or Huya Technology, our wholly owned PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through our variable interest entity, Guangzhou Huya, and its subsidiaries, based on a series of contractual arrangements by and among Huya Technology and Guangzhou Huya and its shareholders. As a result of these contractual arrangements, we exert control over our variable interest entity and its subsidiaries and consolidate or combine their operating results in our financial statements under U.S. GAAP. Our variable interest entity holds the licenses, approvals and key assets that are essential for our business operations.

In addition, in 2009, the GAPP and other government authorities has issued a Circular 13 which prohibits the foreign investors to invest in online game-operating business in China, including by way of variable interest entity structural similar to the one we adopted. See “Regulation—Regulation on Online Games and Foreign Ownership Restrictions.” We are not an online game operating business subject to such prohibition, nor are we aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated due to such prohibition. However, if the government deems otherwise, and if we, our PRC subsidiary or variable interest entity are found to be in violation of the prohibition under Circular 13, the GAPP, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, based on its understanding of the relevant PRC laws and regulations, each of the contracts among our PRC subsidiary, our variable interest entity and its shareholders is valid, binding and enforceable in accordance with its terms. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Huya Technology, Guangzhou Huya and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoke our business and operating licenses;

•	levy fines on us;

•	confiscate any of our income that they deem to be obtained through illegal operations;

•	require us to discontinue or restrict operations;

•	restrict our right to collect revenues;

•	block our websites;

•	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against our group that could be harmful to our group’s business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our variable interest entity and its subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate our variable interest entity and its subsidiaries. We do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Huya Technology, Guangzhou Huya and its subsidiaries.

We rely on contractual arrangements with our PRC variable interest entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If our PRC variable interest entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our PRC variable interest entity in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. See “Corporate History and Structure—Contractual Arrangements with Guangzhou Huya” for more details about these contractual arrangements. However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our PRC variable interest entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our PRC variable interest entity with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, if our PRC variable interest entity or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our variable interest entity. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of the date of this prospectus, our controlling shareholder YY owns 55.4% of the voting power in us. In addition, the shareholders of our variable interest entity, Guangzhou Huya, are Guangzhou Huaduo and Guangzhou Qinlv, owning 99.01% and 0.99% of the equity interests in Guangzhou Huya, respectively. Mr. David Xueling Li and Beijing Tuda together hold 99.5% of the equity interest in Guangzhou Huaduo while Mr. Li held 97.7% of the equity interest in Beijing Tuda. Mr. Rongjie Dong holds 100% equity interest in Guangzhou Qinlv, as of the date of this prospectus.

Our controlling shareholder and management group has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Mr. David Xueling Li and Mr. Rongjie Dong could violate their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders and therefore adversely affect the value of our shares.

We may lose the ability to use and enjoy assets held by our PRC variable interest entity that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our PRC variable interest entity, Guangzhou Huya, holds certain assets, such as patents for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If Guangzhou Huya goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our variable interest entity undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity pledge agreements between us and our PRC variable interest entity’s shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between Guangzhou Huya, our variable interest entity, and Huya Technology, our wholly-owned PRC subsidiary, and the shareholders of Guangzhou Huya, each shareholder of Guangzhou Huya agrees to pledge its equity interests in Guangzhou Huya to our subsidiary to secure Guangzhou Huya’s performance of its obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of variable interest entity under these equity pledge agreements have been registered with the relevant local branch of the SAIC. In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to Huya Technology represents 100% of the registered capital of Guangzhou Huya. The equity interest pledge agreements with our VIE’s shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that variable interest entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

Our contractual arrangements with our PRC variable interest entity may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiary, our PRC variable interest entity and its shareholders, we are effectively subject to PRC turnover tax on revenues generated by our subsidiaries from our contractual arrangements with our PRC variable interest entity. Such tax generally includes the PRC value added tax, or the VAT, primarily at a rate of 6% along with related surcharges. The applicable turnover tax is determined by the nature of the transaction generating the revenues subject to taxation. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC variable interest entity were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our PRC variable interest entity adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by our PRC variable interest entity and thereby increasing its entities’ tax liabilities, which could subject our VIE to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our PRC variable interest entity’s tax liabilities increase or if it becomes subject to late payment fees or other penalties.

The shareholders of our PRC variable interest entity may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Mr. David Xueling Li is the ultimate controlling shareholder of our variable interest entity and his interests may differ from those of our company as a whole, as what is in the best interests of our variable interest entity may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, Mr. David Xueling Li will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Li may breach or cause Guangzhou Huya and its respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. David Xueling Li may encounter in his capacity as a shareholder or director of our variable interest entity, on the one hand, and as a beneficial owner or director of our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with Mr. Li to cause him to transfer all of his equity ownership in Guangzhou Huya to a PRC entity or individual designated by us, and this new shareholder of Guangzhou Huya could then appoint a new director of Guangzhou Huya to replace the existing directors. In addition, if such conflicts of interest arise, Huya Technology, our wholly owned PRC subsidiary, could also, in the capacity of attorney-in-fact for Mr. David Xueling Li as provided under the relevant powers of attorney, directly appoint a new director of Guangzhou Huya. We rely on Mr. David Xueling Li to comply with the laws of China, which protect our contractual rights and provide that a director owes a duty of loyalty to our company and require him to avoid conflicts of interest and not to take advantage of his position for personal gains. We also rely on Mr. David Xueling Li to abide by the laws of the Cayman Islands, which provide that a director has a duty of care and a duty of loyalty to act honestly in good faith with a view toward our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Mr. David Xueling Li, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Substantial uncertainties exist with respect to the enactment timetable and final content of a draft new PRC Foreign Investment Law and how it may impact the viability of our current corporate structure.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations”, and “—Risks Related to Our Business and Our Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected”. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a variable interest entity structure in an industry category that is on the “negative list,” the variable interest entity structure may be deemed legitimate only if the ultimate controlling persons are of PRC nationality, namely, either PRC companies or PRC citizens. Conversely, if the actual controlling persons are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is likely that we would be considered ultimately controlled by Chinese parties, as over 50% of the voting power of our issued and outstanding share capital is ultimately controlled by PRC nationals. However, the draft

Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a variable interest entity structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the Internet content and other Internet value-added service industry, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing variable interest entity structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. Our PRC subsidiary, Huya Technology, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for streaming content or posted on our platform.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security jointly launched a “Clean Up the Internet 2016” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaign, relevant government authorities shut down approximately 2,500 websites, removed 15,000 links and closed 310,000 accounts. Publicly traded companies, such as Tencent, Baidu, and SINA, voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers.

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See “Business—Content Screening and Review.” Although we employ these methods to filter content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a ban on our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our assets and almost all of our customers are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our products and services and adversely affect our business, financial condition and results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of the internet industry and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•	We only have contractual control over our platform. Guangzhou Huya, our PRC variable interest entity, owns our platform due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. If Guangzhou Huya breaches its contractual arrangements with us and no longer remains under our control, this may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “Risks Related to Our Business and Our Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected”, and “Regulation—Internet Information Services”, “Regulation—Internet Publication and Cultural Products”, “Regulation—Online Music and Entertainment” and “Regulation—Online Transmission of Audio-Visual Programs”. In addition, although we are not currently required by PRC law to ask users for their real name and personal information when they register for an user account, we cannot assure you that PRC regulators would not require us to implement compulsory real-name registration on our platform in the future. In late 2011, for example, the Beijing municipal government required microbloggers in China to implement real-name registration for all of their registered users. If we were required to implement real-name registration on our platform, we may lose large numbers of registered user accounts for various reasons, because users may no longer maintain multiple accounts and users who dislike giving out their private information may cease to use our products and services altogether.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On June 3, 2010, the Ministry of Culture, or MOC, promulgated the Provisional Administration Measures of Online Games, or the Online Games Measures, which became effective on August 1, 2010 and amended on December 15, 2017. The Online Games Measures provide that any entity engaging in online game operation activities shall obtain the Internet Culture Operation License and must meet certain requirements such as minimum registered capital. Although an online game developer may be involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks, such activities are not considered as conducting online game operation activities, and that online game developers are not online game operator and do not have to obtain the Internet Culture Operation License in accordance with the Online Games Measures. However, due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, there are still uncertainties on the MOC’s interpretation and implementation of these measures. If the MOC determines in the future that such qualifications or requirements apply to the online game developers for their involvement in our online game operations, we may have to terminate our revenue-sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet business.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

While participating on our platform, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of live streaming platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

In addition to the advertisements that were placed by the advertising agencies or advertisers we directly cooperate with, our platform also displays side-bar advertisements placed by broadcasters on their own streaming channels. While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration as well as competent tax authorities.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group instead of those controlled by PRC individuals or foreigners, Commerce & Finance Law Offices, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not meet all of the conditions above; therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC.

However, it is possible that the PRC tax authorities may take a different view. Commerce & Finance Law Offices, our legal counsel as to PRC law, has advised us that if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends by our PRC subsidiary to our

Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Non-PRC resident ADS holders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

Finally, we face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the PRC State Administration of Taxation on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including a transfer of equity interests in a non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction lacks reasonable commercial purpose and was undertaken for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have a real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer outside China and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, SAT Circular 7 does not apply to the sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our PRC subsidiary may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to the labor contract law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

We expect our labor costs to increase due to the implementation of these new laws and regulations. As the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

The issuance and use of  “virtual currency” in the PRC has been regulated since 2007 in response to the growth of the online games industry in China. On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice. In addition, the Online Games Measures provides, among other things, that virtual currency issued by online game operators may only be used to exchange its own online game products and services and may not be used to pay for the products and services of other entities.

Although we issue different virtual currencies to users on our platform for them to purchase various items to be used on our platform as well in online games, our service does not constitute online game virtual currency transaction services because users cannot transfer or trade these currency among themselves. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. If the PRC regulatory authorities deem any transfer or exchange on our platform to be a virtual currency transaction, then in addition to being deemed to be engaging in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our PRC resident shareholders, Mr. David Xueling Li and Rongjie Dong, had completed their SAFE registration and updated their change of shareholding with the local SAFE branch in relation to their investment in our company. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiary.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, variable interest entity and its subsidiaries. We may make loans to our PRC subsidiary, variable interest entity and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiary, including from the proceeds of our initial public offering, are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiary must be approved by the MOFCOM or its local counterpart.

On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise. See “Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could adversely affect our PRC subsidiary’s liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Our PRC subsidiary and PRC variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by our PRC variable interest entity for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2017, we had not made appropriations to statutory reserves as our subsidiary and our variable interest entity (including its subsidiaries) reported accumulated loss. Furthermore, if our PRC subsidiary, variable interest entity and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. As of December 31, 2017, our subsidiary and our variable interest entity (including its subsidiaries) located in the PRC reported accumulated loss and therefore they could not pay any dividends.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic

Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or 2012 SAFE notices, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution—Stock Option Rules.”

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution—Stock Option Rules.”

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiary, variable interest entity and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiary, variable interest entity and its subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiary, variable interest entity and its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and variable interest entity (including its subsidiaries). Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary, variable interest entity or its subsidiaries, we or our PRC subsidiary, variable interest entity and its subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties affected by such defects challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease three premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our prospectus filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our Class A ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to This Offering and our American Depositary Shares

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

We have applied to list our ADSs on the NYSE. We have no current intention to seek a listing for our Class A ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our Class A ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The market price for our ADSs may be volatile.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share based on our dual-class share structure. We will sell Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares

Immediately prior to the completion of this offering, YY and Tencent, our major shareholders, will beneficially own 56.4% and 40.5% of our issued Class B ordinary shares, respectively, which will constitute approximately 44.5% and 32.0%, respectively, of our total issued and outstanding share capital immediately after the completion of this offering and 54.9% and 39.5%, respectively of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their Class A ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$7.54 per ADS, representing the difference between the assumed initial public offering price of US$11.00 per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of December 31, 2017, after giving effect to the net proceeds to us from this offering, assuming the underwriters do not exercise their over-allotment option. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of any share options or vest of any restricted share units. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately after the completion of this offering, we will have ordinary shares outstanding including 15,000,000 Class A ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares representing your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our third amended and restated memorandum and articles of association, effective upon the completion of this offering, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient advance notice enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our third amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the Class A ordinary shares underlying your ADSs, the depositary will give us or our nominee a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not timely and properly give voting instructions to the depository as to how to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings, you cannot prevent such Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Description of American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

We will adopt our third amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association will contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a dual-class structure and a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the post-offering memorandum and articles of association we expect to adopt, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2016 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. In addition, it is reported that the CSRC intended to propose a pre-approval regime that requires all offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions to obtain CSRC’s approval. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC counsel, Commerce & Finance Law Offices, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ADSs on the NYSE in the context of this offering, given that:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation;

•	we established our PRC subsidiary by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and

•	no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses.

We adopted our stock incentive plan, or the 2017 Share Incentive Plan, in July 2017, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We adopted an amended and restated 2017 share incentive plan in March 2018, or the Amended and Restated 2017 Plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the Amended and Restated 2017 Plan, we are authorized to grant options to purchase Class A ordinary shares of our company and restricted share units to receive Class A ordinary shares. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2017 Plan is 28,394,117. As of the date of this prospectus, options to purchase 17,529,555 Class A ordinary shares have been granted and are outstanding but no Class A ordinary shares underlying those options have been issued, and 3,655,084 restricted share units have been granted but none of these restricted share units have been vested. For the year ended December 31, 2017, we recorded share-based compensation of RMB19.5 million related to the Amended and Restated 2017 Plan.

We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands company that is listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entity (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, taking into account the expected proceeds from this offering, and projections as to the market price of our ADSs following the offering, we do not believe we were a PFIC for the taxable year ended December 31, 2017 and we do not presently expect to become a PFIC in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entity for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. For more information, see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the live streaming market in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our ability to retain and increase the number of users, broadcasters, talent agencies and advertisers, and expand our product and service offerings;

•	competition in our industry;

•	general economic and business condition in China and elsewhere; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the live streaming industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$149.2 million, or approximately US$172.2 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$11.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$14.0 million, assuming the number of ADSs offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The primary purposes of this offering are to enhance our brand recognition, create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately 30% to 40% for investment in our content ecosystem and eSports partners to continue expanding our content genres and improving our content quality;

•	approximately 30% to 40% for research and development, to continue to invest in and strengthen our technologies;

•	approximately 10% to 15% for expanding and enhancing our product and service offerings, including marketing and promotional activities to acquire users and strengthen our brand; and

•	the balance for general corporate purposes, which may include working capital needs and potential strategic acquisitions, investments and alliances.

Although we may use a portion of the net proceeds to acquire businesses, products, services or technologies, we do not have agreements or commitments for any material acquisitions as of the date of this prospectus. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to This Offering and our American Depositary Shares—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.”

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our variable interest entity only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to submit recordation of modification documents with the MOC or its local counterparts within 30 days of such increase of registered capital. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiary.”

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution” and “Taxation—People’s Republic of China Taxation.”

If we pay any dividends, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2017:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding series A-1 preferred shares into 17,647,058 Class A ordinary shares and series A-2 preferred shares into 4,411,765 Class B ordinary shares immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding series A-1 preferred shares into 17,647,058 Class A ordinary shares and series A-2 preferred shares into 4,411,765 Class B ordinary shares immediately prior to the completion of this offering; (ii) the automatic conversion of all of our outstanding series B-2 preferred shares, which were issued and sold to Linen Investment Limited at a price of approximately US$7.16 per share in March 2018, into 64,488,235 Class B ordinary shares immediately prior to the completion of this offering; (iii) the automatic conversion of 8,382,353 Class B ordinary shares into an equal number of Class A ordinary shares in March 2018 resulted from the sale of such shares by YY to other investors; (iv) the automatic conversion of 367,870 Class B ordinary shares into an equal number of Class A ordinary shares in April 2018 resulted from the transfer of such shares by YY; and (v) the sale of 15,000,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$11.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2017
	Actual		Pro Forma (Unaudited)		Pro Forma As Adjusted(1) (Unaudited)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except for share and per share data)
Mezzanine equity:
Series A preferred shares (US$0.0001 par value; 17,647,058 Series A-1 preferred shares and 4,411,765 Series A-2 preferred shares authorized, issued and outstanding as of December 31, 2017; none outstanding on a pro forma basis as of December 31, 2017; and none outstanding on a pro forma as adjusted basis)	509,668	78,335	—	—	—	—
Shareholders’ equity:(2)
Ordinary shares (US$0.0001 par value; 249,957,163 Class A ordinary shares and 99,007,544 Class B ordinary shares authorized as of December 31, 2017; 992,456 Class A ordinary shares and 99,007,544 Class B ordinary shares issued and outstanding as of December 31, 2017; and 18,639,514 Class A ordinary shares and 103,419,309 Class B ordinary shares outstanding on a pro forma basis as of December 31, 2017; and 42,389,737 Class A ordinary shares and 159,157,321 Class B ordinary shares outstanding on a pro forma as adjusted basis)	67	10	81	12	136	20
Additional paid-in capital(3)	140,792	21,639	650,446	99,972	4,624,551	710,781
Accumulative deficit	(80,968)	(12,445)	(80,968)	(12,445)	(80,968)	(12,445)
Accumulated other comprehensive income	308	47	308	47	308	47

Total shareholders’ equity(3)	60,199	9,251	569,867	87,586	4,544,027	698,403

Total mezzanine equity and shareholders’ equity(3)	569,867	87,586	569,867	87,586	4,544,027	698,403

Total capitalization(3)	569,867	87,586	569,867	87,586	4,544,027	698,403

(1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	The share capital structure retroactively reflected the re-designation of our ordinary shares to Class A ordinary shares and Class B ordinary shares upon completion of the issuance of series B-2 preferred shares in March 2018.
(3)	Assuming the number of ADSs offered by us as set forth on the front cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$11.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ equity and total capitalization by US$14.0 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our pro forma as adjusted net tangible book value per ADS after giving effect to (i) the automatic conversion of all of our outstanding series A-1 preferred shares into 17,647,058 Class A ordinary shares and series A-2 preferred shares into 4,411,765 Class B ordinary shares; (ii) the automatic conversion of all of our outstanding series B-2 preferred shares, which were issued in March 2018, into 64,488,235 Class B ordinary shares; (iii) the automatic conversion of 8,382,353 Class B ordinary shares into an equal number of Class A ordinary shares in March 2018 resulted from the sale of such shares by YY to other investors; (iv) the automatic conversion of 367,870 Class B ordinary shares into an equal number of Class A ordinary shares in April 2018 resulted from the transfer of such shares by YY; and (v) this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma as adjusted net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2017 was approximately US$86.7 million, or US$0.87 per ordinary share and US$0.87 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$11.00 per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after December 31, 2017, other than to give effect to (i) the automatic conversion of our outstanding series A-1 preferred shares into 17,647,058 Class A ordinary shares and series A-2 preferred shares into 4,411,765 Class B ordinary shares upon the completion of this offering; (ii) the automatic conversion of all of our outstanding series B-2 preferred shares, which were issued and sold to Linen Investment Limited at a price of approximately US$7.16 per share in March 2018, into 64,488,235 Class B ordinary shares immediately prior to the completion of this offering; (iii) the automatic conversion of 8,382,353 Class B ordinary shares into an equal number of Class A ordinary shares in March 2018 resulted from the sale of such shares by YY to other investors; (iv) the automatic conversion of 367,870 Class B ordinary shares into an equal number of Class A ordinary shares in April 2018 resulted from the transfer of such shares by YY; and (v) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$11.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been US$697.5 million, or US$3.46 per ordinary share and US$3.46 per ADS. This represents an immediate increase in net tangible book value of US$0.52 per ordinary share and US$0.52 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$7.54 per ordinary share and US$7.54 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	11.00	US$	11.00
Net tangible book value as of December 31, 2017	US$	0.87	US$	0.87
Pro forma net tangible book value after giving effect to the conversion of our series A-1 and series A-2 preferred shares	US$	0.71	US$	0.71

Pro forma as adjusted net tangible book value after giving effect to (i) the automatic conversion of all of our outstanding series A-1 preferred shares into 17,647,058 Class A ordinary shares and series A-2 preferred shares into 4,411,765 Class B ordinary shares; ii) the automatic conversion of all of our outstanding series B-2 preferred shares, which were issued in March 2018, into 64,488,235 Class B ordinary shares; (iii) the automatic conversion of 8,382,353 Class B ordinary shares into an equal number of Class A ordinary shares in March 2018 resulted from the sale of such shares by YY to other investors; (iv) the automatic conversion of 367,870 Class B ordinary shares into an equal number of Class A ordinary shares in April 2018 resulted from the transfer of such shares by YY and (v) this offering

	US$	3.46	US$	3.46
Amount of dilution in net tangible book value to new investors in this offering	US$	7.54	US$	7.54

A US$1.00 increase (decrease) in the assumed public offering price of US$11.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$14.0 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.07 per ordinary share and US$0.07 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.93 per ordinary share and US$0.93 per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2017, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased(1)		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	186,547,058	92.6%	US$	552,050,563	77.0%	US$	2.96	US$	2.96
New investors	15,000,000	7.4%	US$	165,000,000	23.0%	US$	11.00	US$	11.00

Total	201,547,058	100.0%	US$	717,050,563	100.0%

Note:

(1)	The discussion takes into consideration the ordinary shares convertible from our issued and outstanding preferred shares and assumes no exercise of any outstanding grants under the Amended and Restated 2017 Plan. As of the date of this prospectus, there are 28,394,117 Class A ordinary shares available for future issuance upon the exercise of grants under the Amended and Restated 2017 Plan. To the extent that any of the options granted are exercised or any restricted share units granted are vested, there will be further dilution to new investors.

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.5063 to US$1.00, the noon buying rate on December 29, 2017 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 27, 2018, the rate was RMB6.3325 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 27)	6.3325	6.2949	6.3340	6.2655

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States, in the event that you believe that your rights have been infringed under the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States and that the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits of the underlying disputes based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty and not obtained in a manner and is not of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or Class A ordinary shares.

CORPORATE HISTORY AND STRUCTURE

Our Huya platform was launched in 2014, as a game live streaming business unit of our parent company, YY. In August 2016, Guangzhou Huya, our variable interest entity, was established. YY controlled Guangzhou Huya through a set of contractual arrangements. As of December 31, 2016, YY completed the transfer of all assets, including trademarks, domain names, business contracts and tangible assets, relating to our business from YY to Guangzhou Huya, or our carve-out from YY.

YY incorporated Huya Limited in Hong Kong in January 2017 and HUYA Inc. in the Cayman Islands in March 2017 as our holding companies. In April 2017, Huya Limited became a wholly-owned subsidiary of HUYA Inc. In June 2017, Huya Limited established Huya Technology, our wholly owned subsidiary in China. In July 2017, we gained control and became the sole beneficiary of Guangzhou Huya in 2017 through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders. In May and July 2017, Guangzhou Huya incorporated Guangzhou Yaoguo and Guangzhou Dachafan, respectively, in China. As such, we formed our current offshore and onshore corporate structure. On December 31, 2016, YY completed the transfer of all assets relating to our business to Guangzhou Huya, or our carve-out.

We are a holding company and we currently conduct our business in China through Huya Technology and our variable interest entity, Guangzhou Huya, and its subsidiaries. See “Risk Factors—Risks Related to Our Corporate Structure.” We rely principally on dividends and other distributions from Guangzhou Huya for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Guangzhou Huya holds an ICP License and other permits that are necessary for operating our business in China.

The following diagram summarizes our corporate structure chart, including our subsidiaries, our variable interest entity and its subsidiaries, as of the date of this prospectus.

Notes:
(1)	Represents 89,698,282 Class B ordinary shares YY beneficially owns as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal Shareholders” for more information on beneficial ownership of YY in our company prior to and immediately after this offering.
(2)	Represents 64,488,235 Class B ordinary shares issuable upon the conversion of 64,488,235 series B-2 preferred shares on a one-to-one basis. Please refer to the beneficial ownership table in the section captioned “Principal Shareholders” for more information on beneficial ownership of Linen Investment Limited in our company prior to and immediately after this offering.
(3)	The shareholders of Guangzhou Huya are Guangzhou Huaduo and Guangzhou Qinlv Investment Consulting Co., Ltd., or Guangzhou Qinlv, holding 99.01% and 0.99% of Guangzhou Huya’s equity interest, respectively. The shareholders of Guangzhou Huaduo are Mr. David Xueling Li, our chairman, and Beijing Tuda Science and Technology Co., Ltd, or Beijing Tuda, a variable interest entity of YY. The sole shareholder of Guangzhou Qinlv is Mr. Rongjie Dong, our chief executive officer and director.

The following diagram sets forth the shareholding structure of our company immediately after this offering, without giving effect to voting power changes.

Notes:
*	The computation of beneficial ownership percentages assumes that the underwriters do not exercise their over-allotment option. See “Principal Shareholders.” The shareholding percentages do not take into account the right Tencent has to purchase additional shares to reach 50.1% of the voting power in us, which is exercisable only between March 8, 2020 and March 8, 2021. The shareholding percentages also do not take into account the different votes that Class A ordinary shares and Class B ordinary shares will be entitled to upon the completion of the offering.
(1)	We expect the shareholding structure of our subsidiaries and variable interest entities will remain the same immediately after the completion of this offering.

Contractual Arrangements with Guangzhou Huya

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiary is considered a foreign-invested enterprise. We believe the live streaming services offered through our platform constitute a type of value-added telecommunication services that foreign ownership and investment are restricted; and therefore we should operate our platform through contractual arrangements with a variable interest entity and its shareholders to ensure compliance with the relevant PRC laws and regulations. We have entered into a series of contractual arrangements, through Huya Technology, with Guangzhou Huya and the shareholders of Guangzhou Huya to obtain effective control over Guangzhou Huya and its subsidiaries, through which we operate our live streaming business.

We currently conduct our business through Guangzhou Huya and its subsidiaries based on these contractual arrangements, which allow us to:

•	exercise effective control over Guangzhou Huya and its subsidiaries;

•	receive substantially all of the economic benefits of Guangzhou Huya and its subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests in Guangzhou Huya when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Guangzhou Huya, and we treat Guangzhou Huya as our variable interest entity under U.S. GAAP. We have consolidated the financial results of Guangzhou Huya and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Huya Technology, our variable interest entity, Guangzhou Huya, and the shareholders of Guangzhou Huya.

Agreements that provide us with effective control over Guangzhou Huya

Shareholder Voting Rights Proxy Agreement

On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into a voting rights proxy agreement. Under the voting rights proxy agreement, each of the shareholders of Guangzhou Huya irrevocably executed a power of attorney and appointed Huya Technology as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

Equity Interest Pledge Agreement

On July 10, 2017, Huya Technology, Guangzhou Huya and the shareholders of Guangzhou Huya entered into an equity interest pledge agreement. Pursuant to the equity interest pledge agreement, the shareholders of Guangzhou Huya have pledged all of their equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement and voting rights proxy agreement. If Guangzhou Huya or its shareholders breach their contractual obligations under those agreements, Huya Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will become effective on the date the pledged equity interests are registered with the competent administration for industry and commerce and will remain effective until the pledgors are no longer the shareholders of Guangzhou Huya. We registered the pledged equity interests with the competent administration for industry and commerce on August 25, 2017.

Agreement that allows us to receive economic benefits from Guangzhou Huya

Exclusive Business Cooperation Agreement

On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into an exclusive business cooperation agreement. Under the exclusive business cooperation agreement, Huya Technology has the exclusive right to provide to Guangzhou Huya technology support, business support and consulting services related to Guangzhou Huya’s business, the scope of which is to be determined by Huya Technology from time to time. Huya Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. The timing and amount of the service fee payments shall be determined at the sole discretion of Huya Technology. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for another ten years, unless otherwise agreed upon by Huya Technology and Guangzhou Huya.

Agreement that provide us with the option to purchase the equity interests in Guangzhou Huya

Exclusive Option Agreement

On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into an exclusive option agreement. Under the exclusive option agreement, each of the shareholders irrevocably granted Huya Technology or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huya. Huya Technology or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without Huya Technology’s prior written consent, Guangzhou Huya’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huya. The term of this agreement is ten years and may be extended at Huya Technology’s sole discretion.

In the opinion of Commerce & Finance Law Offices, our PRC counsel:

•	the ownership structures of Huya Technology and Guangzhou Huya, currently and immediately after giving effect to this offering, are in compliance with PRC laws or regulations currently in effect; and

•	the contractual arrangements among Huya Technology, Guangzhou Huya and the shareholders of Guangzhou Huya governed by PRC law, currently and immediately after giving effect to this offering, are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the MOC published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our live streaming business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations. “Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of the internet industry and companies” “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us,” and “Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable and final content of a draft new PRC Foreign Investment Law and how it may impact the viability of our current corporate structure.”

OUR RELATIONSHIP WITH OUR MAJOR SHAREHOLDERS

Our Relationship with YY

YY is a leading live streaming social media platform that enables users to interact with each other in real time through online live media, and has been listed on NASDAQ Global Market since 2012. YY is our controlling shareholder, and will continue to control us after the completion of this offering. We benefit from YY’s experience in live streaming industry as well as technology know-how. We have established our own technology infrastructure, management and business functions separately from YY and we intend to continue to operate independently after we become a public company.

On March 8, 2018, YY and us, through our respective PRC affiliated entities, entered into a business cooperation agreement, which set up standards for our future cooperation in the areas including payment settlement, IT system licensing and broadcaster resources. On the same date, YY and us, through our respective PRC affiliated entities, also entered into a four-year non-compete agreement. For more detailed descriptions of our business collaboration with YY, see “Related Party Transactions—Agreements and Transactions with YY.”

Upon the completion of this offering, YY will have the power to appoint a majority of our board of directors. As a result, we will be a “controlled company” under the New York Stock Exchange Listed Company Manual.

Our Relationship with Tencent

On February 5, 2018, Tencent and us, through our respective PRC affiliated entities, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to this business cooperation agreement, the parties agreed to pursue strategic cooperation in various areas of game live streaming business and game related business. We may promote content related to games owned by or licensed to Tencent at certain prominent places on our platform, the specific location, content, and operations of which are subject to further negotiation pursuant to market principles. The business cooperation agreement has a term of three years, which may be renewed for another three years if certain conditions are met.

In connection with our business cooperation with Tencent, we entered into a share subscription agreement with Linen Investment Limited, a wholly-owned subsidiary of Tencent, on March 8, 2018. Pursuant to the agreement, we issued a total of 64,488,235 of Series B-2 preferred shares to Linen Investment Limited at a price of approximately US$7.16 per share, representing 34.6% of our total shares on an as-converted basis as of the closing of the transaction. Pursuant to our amended and restated shareholders’ agreement, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional Class B shares in us at the then fair market price to reach 50.1% of the voting power in us. The fair market price is the higher of the ordinary share price based on our post-money valuation upon closing of the series B financing and the Class A ordinary share price based on the average closing prices of our ADS in the last 20 trading days prior to our and YY’s receipt of Tencent’s written exercise notice if we are a public company. In the event that Tencent exercises its right to acquire additional shares, YY can choose to sell its shares to Tencent. If YY does not sell any or YY sells only a portion of the shares that Tencent intends to purchase, we will issue new Class B ordinary shares to Tencent.

For risks in connection with our relationship with Tencent, see “Risk Factors—Risks Related to Our Carve-out from YY and Our Relationship with Our Major Shareholders—We may encounter risks and difficulties in connection with our business cooperation with Tencent, which may materially and adversely affect our business and results of operations” and “Risk Factors—Risks Related to Our Carve-out from YY and Our Relationship with Our Major Shareholders—Our major shareholders will control the outcome of shareholder actions in our company.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the years ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues:
Live streaming	791,978	2,069,536	318,082
Advertising and others	4,926	115,280	17,718

Total net revenues	796,904	2,184,816	335,800

Cost of revenues(1)	(1,094,644)	(1,929,864)	(296,615)

Gross (loss) profit	(297,740)	254,952	39,185

Operating expenses:(1)
Research and development expenses	(188,334)	(170,160)	(26,153)
Sales and marketing expenses	(68,746)	(87,292)	(13,417)
General and administrative expenses	(71,325)	(101,995)	(15,676)

Total operating expenses	(328,405)	(359,447)	(55,246)
Other income	—	9,629	1,480

Operating loss	(626,145)	(94,866)	(14,581)

Interest income	518	14,049	2,159

Loss before income tax expenses	(625,627)	(80,817)	(12,422)
Income tax expenses	—	—	—
Loss before share of loss in an equity method investment, net of income taxes	(625,627)	(80,817)	(12,422)
Share of loss in an equity method investment, net of income taxes	—	(151)	(23)

Net loss attributable to HUYA Inc.	(625,627)	(80,968)	(12,445)

Accretion to series A redeemable convertible preferred shares redemption value.	—	(19,842)	(3,049)

Net loss attributable to ordinary shareholders	(625,627)	(100,810)	(15,494)

Net loss	(625,627)	(80,968)	(12,445)
Foreign currency translation adjustment, net of nil tax	—	308	47

Total comprehensive loss attributable to HUYA Inc.	(625,627)	(80,660)	(12,398)

Net loss per ordinary share
Basic and diluted	(6.26)	(1.01)	(0.15)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic and diluted	100,000,000	100,000,000	100,000,000

Note:

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follow:

	Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,677	2,877	442
Research and development expenses	19,538	9,174	1,410
Sales and marketing expenses	326	791	122
General and administrative expenses	26,557	27,266	4,191

The following table presents our selected consolidated balance sheet data as of December 31, 2016 and 2017.

	As of December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	6,187	442,532	68,016
Short-term deposits	95,000	593,241	91,179
Total current assets	156,101	1,250,307	192,168
Total assets	167,234	1,300,541	199,889
Total current liabilities	319,928	685,650	105,383
Total liabilities	331,621	730,674	112,303
Total mezzanine equity	—	509,668	78,335
Total shareholders’ (deficit) equity	(164,387)	60,199	9,251

The following table presents our selected consolidated cash flow data for the year ended December 31, 2016 and 2017.

	Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(420,451)	242,444	37,262
Net cash used in investing activities	(96,135)	(559,561)	(86,002)
Net cash provided by financing activities	522,773	774,448	119,031
Net increase in cash and cash equivalents	6,187	457,331	70,291
Cash and cash equivalents at beginning of the year	—	6,187	951
Cash and cash equivalents at end of the year	6,187	442,532	68,016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the No.1 game live streaming platform in China. We have the largest and most active game live streaming community in terms of average MAUs, and average daily time spent on mobile app per mobile active user in the fourth quarter of 2016 and 2017, and the largest number of active broadcasters in 2016 and 2017, according to the Frost & Sullivan Report. As the pioneer and market leader, we are well positioned to expand further in the booming game live streaming market in China. We cooperate with e-sports event organizers, as well as major game developers and publishers and have developed e-sports live streaming as the most popular content genre on our platform. As of December 31, 2016 and 2017, our live streaming content covered over 2,100 and 2,600 different games, respectively, including mobile, PC and console games. Building on our success in game live streaming, we have also extended our content to other entertainment genres, such as talent shows, anime and outdoor activities.

Our open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with us. We have set up effective operating standards and comprehensive incentive mechanisms to encourage healthy competition, good performance and regulatory compliance. The monetization opportunities for broadcasters and talent agencies are linked to their performance, which motivates them to supply high-quality content to our platform. We believe our role as an efficient and transparent marketplace has fueled our continuous growth and success.

We derive our revenues primarily from live streaming services. We derived 99.4% and 94.7% of our total net revenues from such services in 2016 and 2017, respectively, with revenues derived from advertising and other services accounting for the remainder of our revenues.

We have experienced rapid growth since our inception. Our total net revenues increased from RMB796.9 million in 2016 to RMB2,184.8 million (US$335.8 million) in 2017. We had a net loss of RMB81.0 million (US$12.4 million) in 2017, compared to a net loss of RMB625.6 million in 2016.

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s live streaming industry, which include:

•	China’s overall economic growth;

•	Usage and penetration rate of mobile internet and mobile payment;

•	Growth of live streaming market, especially game live streaming market; and

•	Governmental policies and initiatives affecting China’s live streaming industry and game live streaming industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the game live streaming industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to attract and grow our user base, as well as to maintain and enhance user engagement

Our ability to attract and grow our user base and to maintain and enhance user engagement affects our profitability. We have a massive and highly engaged user base and have experienced rapid user growth since our inception. We had 86.7 million average MAUs in the fourth quarter of 2017, representing an increase of 17.2% from 74.0 million average MAUs in the fourth quarter of 2016. We had 83.4 million average MAUs in 2017, representing an increase of 30.0% from 64.1 million average MAUs in 2016. We had 38.8 million average mobile MAUs in the fourth quarter of 2017, an increase of 47.6% from 26.3 million in the fourth quarter of 2016. We had 36.2 million average mobile MAUs in 2017, representing an increase of 74.5% from 20.8 million in 2016. Leveraging our diversified live streaming content and vibrant community culture, we are able to attract and retain more users and stimulate our users to participate actively on our platform. Our community had over 98 minutes of average daily time spent on our mobile app per mobile active user in 2017, compared with 91 minutes in 2016.

The growth of our user base and enhancement of user engagement is driven primarily by the growing supply of popular game titles and other entertainment content streamed on our platform, popularity of our broadcasters, continuous improvement in user experience as well as our firmly established brands.

Our ability to attract and retain popular broadcasters and talent agencies and enrich quality content offerings

Our success to date is largely attributable to our popular broadcasters and our ability to increase our popularity by offering new and attractive contents, products and services. We have been focusing on establishing deep cooperation with our broadcasters and talent agencies to ensure a stable and ever-growing supply of quality content. We have maintained steady growth in both active broadcasters and talent agencies that cooperate with us. In 2016 and 2017, we had over 657,000 and 560,000 average monthly active broadcasters, respectively. The decrease in 2017 was due to real-name registration of broadcasters implemented by us starting from the fourth quarter of 2016 in response to the PRC regulatory requirements and industry campaign for more stringent management of broadcasters. The number of our active broadcasters has been steadily growing since then and in the fourth quarter of 2017, we had over 610,000 average monthly active broadcasters, representing an increase of 11.1% from over 550,000 in the fourth quarter of 2016. We have one of the largest game content libraries in China’s live streaming industry and have further enriched our content offerings by expanding to other entertainment categories to capture the growth opportunities.

Active broadcasters and talent agencies are the foundation of our thriving marketplace. The ever-growing supply of quality content generated through our content ecosystem maintains and enhances the attractiveness of our platform to users and therefore drives the growth of our business. We will continue to invest in attracting and retaining popular broadcasters, including professional e-sports teams and commentators and deepening our cooperation with talent agencies. We also plan to strengthen our supports and resources to help broadcasters and talent agencies produce diverse and appealing content in a cost-effective manner.

Our ability to effectively enhance our monetization

Our revenues and results of operations are affected by our monetization ability, including the ability to convert more users to paying users and increase the spending of our paying users. We monetize mainly through sales of various virtual items to users of our live streaming services and offering advertising services on our platform to advertisers. In 2017, our live streaming revenues accounted for 94.7% of our total net revenues, with the remainder of our revenue contributed by advertising and other services.

Our live streaming revenues are driven primarily by the number of paying users. We have experienced significant growth in our paying users. The total number of paying users on our platform increased by 63.2% from 1.7 million in the fourth quarter of 2016 to 2.8 million in the fourth quarter of 2017. We plan to adopt more social features and promote more attractive rewarding system to further incentivize users to purchase on our platform.

Our advertising and other revenues are driven by our advertiser base, satisfaction level of advertisers and advertising price. We plan to actively promote our advertising services, strengthen the effectiveness of our advertising solutions, tap into unutilized advertising capacity and expand our advertiser base.

Our ability to manage our costs and expenses

Our ability to manage and control our costs and expenses is critical to the success of our business. Key components of our costs and expenses are revenue-sharing fees and content costs, bandwidth costs and staff costs. Revenue-sharing fees and content costs consist primarily of payments to broadcasters and talent agencies in accordance with our revenue-sharing arrangements with them and content production costs. Revenue-sharing fees and content costs have historically accounted for the majority of our cost of revenues. Our ability to continue to manage and control our revenue-sharing fees and content costs while maintaining the high-quality of our content and retaining our popular broadcasters affects our results of operations. We expect the absolute amount of our revenue-sharing fees and content costs to increase as our business grow. In addition, we expect bandwidth costs and staff costs to increase in absolute amount but to decrease as a percentage of our total net revenues as we continue to improve our operating efficiency.

Effective investment in technology

Our cutting edge technological capabilities and infrastructure, in particular our AI and big data and audio and video live streaming technologies, support our business development. Our ability to effectively invest in those technologies allows us to create a superior user experience in comparison to our peers and help us timely identify new trends in content offerings. We must continue to innovate to keep pace with the growth of our business and bring forward new technologies. In addition, our technology infrastructure is critical to the scalability and system flexibility of our platform. We must continue to upgrade and expand our technology infrastructure to better serve our community and support our business growth. We expect our research and development expenses to increase in absolute amount but decrease as a percentage of our total net revenues as we continue to improve our operating efficiency.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated, both in absolute amounts and as percentages of our total net revenues:

	Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Live streaming	791,978	99.4	2,069,536	318,082	94.7
Advertising and others	4,926	0.6	115,280	17,718	5.3
Total net revenues	796,904	100.0	2,184,816	335,800	100.0
Cost of revenues(1)	(1,094,644)	(137.4)	(1,929,864)	(296,615)	(88.3)
Gross (loss) profit	(297,740)	(37.4)	254,952	39,185	11.7
Operating expenses(1):
Research and development expenses	(188,334)	(23.6)	(170,160)	(26,153)	(7.8)
Sales and marketing expenses	(68,746)	(8.6)	(87,292)	(13,417)	(4.0)
General and administrative expenses	(71,325)	(9.0)	(101,995)	(15,676)	(4.7)

Total operating expenses	(328,405)	(41.2)	(359,447)	(55,246)	(16.5)

Other income	—	—	9,629	1,480	0.5

Operating loss	(626,145)	(78.6)	(94,866)	(14,581)	(4.3)

Interest income	518	0.1	14,049	2,159	0.6

Loss before income tax expenses	(625,627)	(78.5)	(80,817)	(12,422)	(3.7)

Income tax expenses	—	—	—	—	—
Loss before share of loss in an equity method investment, net of income taxes	(625,627)	(78.5)	(80,817)	(12,422)	(3.7)
Share of loss in an equity method investment, net of income taxes	—	—	(151)	(23)	—

Net loss	(625,627)	(78.5)	(80,968)	(12,445)	(3.7)

Note:

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,677	2,877	442
Research and development expenses	19,538	9,174	1,410
Sales and marketing expenses	326	791	122
General and administrative expenses	26,557	27,266	4,191

Net revenues

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Live streaming	791,978	99.4	2,069,536	318,082	94.7
Advertising and others	4,926	0.6	115,280	17,718	5.3
Total net revenues	796,904	100.0	2,184,816	335,800	100.0

Total net revenues increased by 174.2% from RMB796.9 million in 2016 to RMB2,184.8 million (US$335.8 million) in 2017.

Live streaming revenues

We generate revenues from our live streaming services through sale of virtual items. Users can access content on our platform free of charge, but are charged for purchases of virtual items. See “Business—Monetization—Live Streaming.” The virtual items sold by us include (i) consumable items, which can be gifted to the broadcasters or used in live streams to create special effects, (ii) time-based items, which provide paying users or receiving broadcasters with certain privileges and rights or special symbols over a period of time, and (iii) multiple virtual items sold in bundles. Revenues derived from consumable items are recognized immediately upon consumption, while revenues derived from time-based items are recognized over their usage period on a straight line basis. Based on our revenue-sharing arrangements with broadcasters, and in some cases, also their talent agencies, we share a percentage of the revenues generated from the sales of virtual items attributed to their live streams. We expect that our revenues from live streaming derived from the sales of virtual items will continue to increase as we capitalize on monetization opportunities.

Live streaming revenues increased by 161.3% from RMB792.0 million in 2016 to RMB2,069.5 million (US$318.1 million) in 2017, primarily attributable to an increase in the number of paying users on our platform from 3.7 million in 2016 to 8.1 million in 2017, to a lesser extent, an increase in the spending per paying user. The increase in the number of paying users was primarily driven by increased social activities and diversification of content offerings on our platform and our continuous efforts in converting active users into paying users.

Advertising and other revenues

We generate advertising revenues primarily from sales of various forms of advertising and promotion campaigns, including (i) display advertisements in various areas of our platform, (ii) native advertisements in cooperation with broadcasters, and (iii) game events advertising and campaigns. See “Business—Monetization —Advertising services.” Advertisements on our platform are generally charged on the basis of duration. We enter into advertising contracts directly with advertisers or with third-party advertising agencies. We expect our advertising revenues to increase in the foreseeable future as we introduce new advertising and marketing solutions and attract more advertisers. We also generate a small portion of revenues from sales of in-game virtual items from certain mobile games that we developed and operated jointly with third-party distribution platforms. See “Business—Monetization—Others.”

Advertising and other revenues significantly increased by 2,240.2% from RMB4.9 million in 2016 to RMB115.3 million (US$17.7 million) in 2017 mainly because we began to offer advertising services in October 2016 and operate online games with third-party distribution platforms in January 2017.

Cost of revenues

The following table sets forth the principal components of our cost of revenues by absolute amount and as a percentage of our total cost of revenues for the periods presented.

	Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing fees and content costs	583,906	53.3	1,394,832	214,382	72.3
Bandwidth costs	338,012	30.9	411,027	63,174	21.3
Salaries and welfare	62,321	5.7	52,372	8,049	2.7
Depreciation and amortization	67,776	6.2	32,562	5,005	1.7
Payment handling costs	7,684	0.7	14,071	2,163	0.7
Others	34,945	3.2	25,000	3,842	1.3
Total cost of revenues	1,094,644	100.0	1,929,864	296,615	100.0

Revenue sharing fees and content costs

Revenue sharing fees and content costs consist primarily of payments to broadcasters and talent agencies in accordance with our revenue-sharing arrangements and content production costs. Revenue sharing fees and content costs increased by 138.9% from RMB583.9 million in 2016 to RMB1,394.8 million (US$214.4 million) in 2017, primarily due to (i) an increase of 161.3% in sales of virtual items on our platform from RMB792.0 million in 2016 to RMB2,069.5 million in 2017 and (ii) our continued investments in content such as e-sports tournaments. Revenue sharing fees and content costs as a percentage of our total net revenues decreased from 73.3% in 2016 to 63.8% in 2017, primarily because while our revenue sharing ratio remained relatively stable, our content costs, compared with our revenue growth, only increased by 47.5% from 2016 resulting from economies of scale. We expect that our revenue sharing fees and content costs will continue to increase in absolute amount as we continue to expand our content offerings and enhance our user engagement.

Bandwidth costs

Bandwidth costs consist of fees and charges relating to bandwidth usage in our operations. Bandwidth costs increased by 21.6% from RMB338.0 million in 2016 to RMB411.0 million (US$63.2 million) in 2017, primarily due to an increase in bandwidth usage as a result of increased average MAUs on our platform from 64.1 million in 2016 to 83.4 million in 2017 and live streaming video quality improvement, partially offset by our improved efficiency in bandwidth utilization, a decrease of approximately 20% in average bandwidth price from 2016 to 2017 and increased deployment of cloud computing technologies. We started trial deployment of cloud computing technologies in 2016 and cloud computing technologies contributed nearly a half of our bandwidth capacity in 2017. We expect bandwidth costs to continue to increase in absolute amount as we further grow our user base and improve our live streaming quality but be partially offset by our improved efficiency and pricing terms.

Others

Salaries and welfare consist of salaries, bonuses and other benefits for our employees involved in the operations of our platform. Depreciation and amortization expense consists of depreciation of servers and other equipment as well as amortization of intangibles directly related to operating the platform, such as software. Payment handling costs consist primarily of channel fees charged by our third-party payment channels, such as WeChat Pay and AliPay and expenses relating to cash collection services provided by YY. Other costs consist primarily of rental expenses and certain expenses relating to our IT infrastructure.

Salaries and welfare decreased by 16.0% from RMB62.3 million in 2016 to RMB52.4 million (US$8.0 million) in 2017, primarily due to our improved operating efficiency. Depreciation and amortization costs decreased by 52.0% from RMB67.8 million in 2016 to RMB32.6 million (US$5.0 million) in 2017. The decrease was mainly because we reduced the use of physical servers while gradually shifting to cloud services. Payment handling costs increased by 83.1% from RMB7.7 million in 2016 to RMB14.1 million (US$2.2 million) in 2017, primarily due to an increase in sales of virtual items on our platform. Other costs decreased by 28.5% from RMB34.9 million in 2016 to RMB25.0 million (US$3.8 million) in 2017, primarily due to our improved operating efficiency.

Gross (loss) profit

We recorded gross loss of RMB297.7 million in 2016, compared to a gross profit of RMB255.0 million (US$39.2 million) in 2017. Our gross margin improved from (37.4)% in 2016 to 11.7% in 2017.

Operating expenses

The following table sets forth the principal components of our operating expenses by amount and as a percentage of our total operating expenses for the periods presented.

	Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	188,334	57.4	170,160	26,153	47.3
Sales and marketing expenses	68,746	20.9	87,292	13,417	24.3
General and administrative expenses	71,325	21.7	101,995	15,676	28.4
Total operating expenses	328,405	100.0	359,447	55,246	100.0

Operating expenses increased by 9.5% from RMB328.4 million in 2016 to RMB359.4 million (US$55.2 million) in 2017.

Research and development expenses

Research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel and rental expenses of office premises and servers utilized by the research and development personnel.

Research and development expenses decreased by 9.6% from RMB188.3 million in 2016 to RMB170.2 million (US$26.2 million) in 2017. The decrease was primarily due to a decrease in share-based compensation allocated to research and development expenses. The decrease was because we adopted our 2017 Share Incentive Plan and began to grant options thereunder in August 2017, whereas in the same period of 2016, share-based compensation received by our employees consisted of restricted share units issued by YY, which generally had higher fair value than our options. The decrease in the research and development expenses is, to a lesser extent, attributable to a decrease in the amortization and depreciation by RMB 8.2 million from 2016 mainly because we reduced the use of physical servers while gradually shifting to cloud services. We expect that research and development expenses to continue to increase in absolute amount in the near term due to our investment in research and development of new technologies, particularly relating to the continuous upgrade of our IT system.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and market promotion expenses, salaries and welfare for sales and marketing personnel, and rental expenses of office premises utilized by sales and marketing personnel.

Sales and marketing expenses increased by 27.0% from RMB68.7 million in 2016 to RMB87.3 million (US$13.4 million) in 2017, primarily due to our enhanced efforts in promoting our brand name and cooperating with various marketing channels. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to increase our spending on marketing and promotional activities, particularly relating to strengthening our brand recognition.

General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare for general and administrative personnel, share-based compensation for management and administrative personnel and rental expenses of office premises.

General and administrative expenses increased by 43.0% from RMB71.3 million in 2016 to RMB102.0 million (US$15.7 million) in 2017, primarily due to a one-off expense of RMB20.0 million (US$3.1 million) relating to our carve-out from YY recorded in 2017 and professional fees in anticipation of this offering of RMB10.8 million. We expect our general and administrative expenses to increase in the foreseeable future as we grow our business and incur more costs relating to operating as a public company and complying with relevant reporting obligations under the U.S. securities laws.

Other income

We recorded other income of RMB9.6 million (US$1.5 million) in 2017, primarily due to a gain recognized in connection with the transfer of a cooperation right, with a game team to a third party. We did not record any other income in 2016.

Operating loss

Operating loss decreased by 84.8% from RMB626.1 million in 2016 to RMB94.9 million (US$14.6 million) in 2017.

Interest income

Interest income consists of interest earned on bank deposits. We recorded RMB14.0 million (US$2.2 million) in 2017, compared to RMB0.5 million in 2016. The substantial increase in interest income in 2017 was primarily attributable to interest generated from deposits of the funds we received through our series A financing in 2017.

Income tax expenses

We incurred nil income tax expenses in 2016 and 2017, respectively, due to the accumulated operating loss that we recorded during the relevant periods.

Net loss

Net loss decreased by 87.1% from RMB625.6 million in 2016 to RMB81.0 million (US$12.4 million) in 2017. Our net margin improved from (78.5)% in 2016 to (3.7)% in 2017.

Selected Quarterly Results of Operations

The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated. You should read the following table in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited consolidated selected quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

	For the Three Months Ended,
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
Live streaming	117,674	143,077	196,878	334,349	382,641	441,828	552,359	692,708	106,467

Advertising and others	—	—	—	4,926	16,258	19,536	31,175	48,311	7,425

Total net revenues	117,674	143,077	196,878	339,275	398,899	461,364	583,534	741,019	113,892

Cost of revenues(1)	(201,440)	(226,242)	(279,710)	(387,252)	(382,762)	(403,891)	(510,297)	(632,914)	(97,277)

Gross (loss) profit	(83,766)	(83,165)	(82,832)	(47,977)	16,137	57,473	73,237	108,105	16,615

Operating expenses
Research and development expenses(1)	(38,179)	(49,522)	(47,551)	(53,082)	(42,392)	(35,136)	(48,908)	(43,724)	(6,720)
Sales and marketing expenses(1)	(13,063)	(14,916)	(21,753)	(19,014)	(15,231)	(21,315)	(21,162)	(29,584)	(4,547)
General and administrative expenses(1)	(17,727)	(17,441)	(18,087)	(18,070)	(10,190)	(17,867)	(37,336)	(36,602)	(5,626)

Total operating expenses	(68,969)	(81,879)	(87,391)	(90,166)	(67,813)	(74,318)	(107,406)	(109,910)	(16,893)

Other income	—	—	—	—	9,521	10	98	—	—

Operating loss	(152,735)	(165,044)	(170,223)	(138,143)	(42,155)	(16,835)	(34,071)	(1,805)	(278)

Interest income	—	—	—	518	476	1,872	4,767	6,934	1,066

(Loss) income before income tax expenses	(152,735)	(165,044)	(170,223)	(137,625)	(41,679)	(14,963)	(29,304)	5,129	788

Income tax expenses	—	—	—	—	—	—	—	—	—

(Loss) income before share of loss in an equity method investment, net of income taxes	(152,735)	(165,044)	(170,223)	(137,625)	(41,679)	(14,963)	(29,304)	5,129	788

Share of loss in an equity method investment, net of income taxes	—	—	—	—	—	—	—	(151)	(23)

Net (loss) income attributable to HUYA Inc.	(152,735)	(165,044)	(170,223)	(137,625)	(41,679)	(14,963)	(29,304)	4,978	765

Accretion to series A preferred shares redemption value	—	—	—	—	—	—	(9,954)	(9,888)	(1,520)

Net loss attributable to ordinary shareholders	(152,735)	(165,044)	(170,223)	(137,625)	(41,679)	(14,963)	(39,258)	(4,910)	(755)

Note:

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follow:

	For the Three Months Ended,
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	846	2,003	1,429	1,399	1,243	649	756	229	35
Research and development expenses	3,202	8,567	4,234	3,535	3,055	2,263	1,924	1,932	297
Sales and marketing expenses	46	227	37	16	204	21	32	534	82
General and administrative expenses	8,140	7,649	5,177	5,591	2,489	2,777	1,227	20,773	3,193

We have experienced rapid growth in our quarterly operating revenues for the eight quarters in the period from January 1, 2016 to December 31, 2017. The growth was mainly attributable to an increase in the number of paying users on our platform, which was primarily driven by increased social activities and diversification of content offerings on our platform and our continuous efforts in converting actives users into paying users. The net revenues trend we have experienced in the past may not apply to, or be indicative of, our future operating results.

Our quarterly operating expenses also experienced continued increase in each of 2016 and 2017, which was mainly due to the continuous growth of our business. The decrease in our quarterly operating expenses from the fourth quarter of 2016 to the first quarter of 2017 was mainly due to the bonuses and other compensations paid to our employees in the year end as well as our enhanced promotion efforts in the fourth quarter. Our quarterly operating expenses as a percentage of our operating revenues generally decreased over the period from January 1, 2016 to December 31, 2017, primarily attributable to the combined effect of our improved operating efficiency and the rapid growth of our net revenues.

As we are at a relatively early stage of development and our business is rapidly growing, our financial results have not been materially impacted by seasonality. Once our business development has reached a more matured stage, our financial results may reflect seasonal effects which may be associated with, among others, the timing of major game tournament events.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, has advised us that there are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Huya Limited, our subsidiary incorporated in Hong Kong, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiary, variable interest entity and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are primarily subject to value-added tax at a rate of 6% on the services (research and development services, technology services, information technology services and/or culture and creativity services), in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Commerce & Finance Law Offices, our legal counsel as to PRC law, has advised us that dividends paid by our PRC subsidiary in China to our Hong Kong subsidiary will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and submits required application materials to the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Should the tax authority later decides that the preferential 5% tax rate is inapplicable based on subsequent reviews of the application, additional tax payable and late payment surcharges may be imposed.

Commerce & Finance Law Offices, our legal counsel as to PRC law, has advised us that if our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Liquidity and Capital Resources

Prior to this offering, our principal sources of liquidity have been net funding provided by YY and cash generated by private equity financing activities. In March 2018, we completed our series B financing with Linen Investment Limited and raised US$461.6 million. As of December 31, 2016 and 2017, we had RMB6.2 million and RMB442.5 million (US$68.0 million), respectively, in cash and cash equivalents and RMB95.0 million and RMB593.2 million (US$91.2 million), respectively, in short term deposits. Our cash and cash equivalents consist primarily of demand deposits placed with banks. Our short-term deposits consist primarily of deposits placed with banks with original maturities of less than one year.

We believe that our current cash and cash equivalents (including the funds raised from our series B financing) and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. As of the date of this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information to not necessarily be indicative of future financial condition. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

As of December 31, 2017, all of our cash and cash equivalents and short-term deposits were held in the PRC, and 53.1% were held by our variable interest entity and its subsidiaries. Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Corporate History and Structure—Contractual Arrangements with Guangzhou Huya.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiary, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-related and service-related foreign exchange transactions.

Our PRC subsidiary may convert Renminbi amounts that it generates in its own business activities, including technical consulting and related service fees pursuant to its contracts with our variable interest entity, as well as dividends it receives from its own subsidiaries, into foreign exchange and pay them to its non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(420,451)	242,444	37,262
Net cash used in investing activities	(96,135)	(559,561)	(86,002)
Net cash provided by financing activities	522,773	774,448	119,031
Net increase in cash and cash equivalents	6,187	457,331	70,291
Cash and cash equivalents at beginning of the year	—	6,187	951
Effect of exchange rate changes on cash and cash equivalents	—	(20,986)	(3,226)
Cash and cash equivalents at end of the year	6,187	442,532	68,016

Operating activities

Net cash provided by operating activities was RMB242.4 million (US$37.3 million) in 2017. In 2017, the difference between our net cash provided by operating activities and our net loss of RMB81.0 million (US$12.4 million) was primarily due to an increase of RMB220.2 million (US$33.8 million) in deferred revenue due to our business growth, an increase of RMB174.6 million(US$26.8 million) in accrued liabilities and other current liabilities as a result of an increase in accrued revenue-sharing fees, a non-cash item adjustment of RMB40.1 million (US$6.2 million) in share-based compensation, an increase of RMB8.2 million (US$1.3 million) in amounts due to related parties as a result of increased support services provided by YY, partially offset by an increase of RMB104.2 million (US$16.0 million) in amounts due from related parties. The increase in amounts due from related parties was primarily attributable to the cash collected by YY as a payment channel for us but not yet remitted to us. We recorded positive operating cash flow in 2017, primarily due to our strong revenue growth and improved operating efficiency.

Net cash used in operating activities was RMB420.5 million in 2016. In 2016, the difference between our net cash used in operating activities and our net loss of RMB625.6 million was primarily due to an increase of RMB126.5 million in accrued liabilities and other current liabilities as a result of an increase in accrued revenue-sharing fees, a non-cash item adjustment of RMB52.1 million in share-based compensation, and an increase of RMB32.3 million in deferred revenue due to our business growth.

Investing activities

Net cash used in in investing activities was RMB559.6 million (US$86.0 million) in 2017, which was primarily attributable to net placements of short-term deposits of RMB496.7 million (US$76.3 million).

Net cash used in investing activities was RMB96.1 million in 2016, which was primarily attributable to placements of short-term deposits of RMB95.0 million.

Financing activities

Net cash provided by financing activities was RMB774.4 million (US$119.0 million) in 2017, which was attributable to RMB509.5 million (US$78.3 million) in proceeds from our series A financing, RMB164.9 million (US$25.3 million) of investment in us from YY and capital injection of RMB100.0 million (US$15.4 million) from a variable interest entity of YY.

Net cash provided by financing activities was RMB522.8 million in 2016, which was primarily attributable to RMB422.8 million of investment from YY in us and capital injection of RMB100.0 million from a variable interest entity of YY.

Capital expenditures

We made capital expenditures of RMB1.1 million and RMB43.4 million (US$6.7 million) in 2016 and 2017, respectively. In these periods, our capital expenditures were mainly used for purchase of servers and other IT infrastructures. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating lease obligations(1)	12,206	12,206	—	—	—

Note:

(1)	Represents our non-cancelable leases for our office premises pursuant to operating lease agreements between us and YY, our controlling shareholder, which were renewed in January 2018 and are expected to expire in December 2018. We intend to renew such operating lease agreements upon expiration.

Rental expenses under operating lease for the years ended December 31, 2016 and 2017 were RMB21.9 million and RMB12.8 million (US$2.0 million), respectively.

Other than disclosed above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

Holding Company Structure

HUYA Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our variable interest entity and its subsidiaries in China. As a result, HUYA Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and our variable interest entity and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of HUYA Inc. and our wholly-owned subsidiaries and our VIEs as of the dates and for the periods indicated:

	Net revenues(1)		Total assets(1)
	For the year ended December 31,		As of December 31, 2017
	2016	2017
HUYA Inc. and its wholly-owned subsidiaries	—	0.3%	38.2%
Variable interest entity and its subsidiaries	100.0%	99.7%	61.8%

Total	100.0%	100%	100%

Note:

(1)	The percentages exclude the inter-company transactions and balances between HUYA Inc. and its wholly-owned subsidiaries and variable interest entity and its subsidiaries.

Off-balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on Class A our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2017, we had U.S. dollar-denominated cash and cash equivalents and short-term deposits of US$6.5 million and US$67.8 million, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 29, 2017 would result in a decrease of RMB4.2 million in cash and cash equivalents and RMB44.1 million in short-term deposits. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 29, 2017 would result in an increase of RMB4.2 million in cash and cash equivalents and RMB44.1 million in short-term deposits.

We estimate that we will receive net proceeds of approximately US$149.2 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$11.00 per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017 to a rate of RMB7.1569 to US$1.00, would result in an increase of RMB97.1 million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017 to a rate of RMB5.8557 to US$1.00 would result in a decrease of RMB97.1 million in our net proceeds from this offering.

Interest rate risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015 and 2016 were increases of 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of presentation

Prior to the completion of our carve-out from YY, our business was mainly carried out by a variable interest entity of YY, which is under common control with us. The accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to our business for all periods presented. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if we had actually existed on a stand-alone basis during the periods presented before the completion of the reorganization.

The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to our business are included in our consolidated balance sheets. Our statements of comprehensive loss consists all the revenues, costs and expenses of our business, including allocations to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by YY but related to our business prior to our carve-out from YY.

These allocated costs and expenses primarily included:

i) Salaries and welfares of employees of certain shared functions, including research and development and operational support departments and administrative departments supporting different business lines. For salaries and welfares of employees in research and development departments and operation support departments, allocation was based on the proportion of the number of active users of each business line. For salaries and welfare of employees in administrative departments, allocation was based on the proportion of number of staff in each business line.

ii) Bandwidth and server custody costs of certain shared functions. The allocation was based on the proportion of the number of active users of each business line.

iii) Depreciation and amortization. Depreciation and amortization of assets of shared functions was allocated based on the number of active users of each business line.

The following table sets forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from YY for the year ended December 31, 2016. After the completion of our carve-out from YY, no costs and expenses were allocated from YY.

For the year ended December 31, 2016

RMB
(in thousands)
Cost of revenues	132,852
Research and development expenses	64,380
General and administrative expenses	40,110
Sales and marketing expenses	3,952

Total	241,294

Our business was operated within YY for the year ended December 31, 2016 before the completion of the carve-out. For purposes of presentation in our consolidated statements of cash flows, the cash flows from YY to support our business is presented as funding from YY which is included in cash flows from financing activities. The net funding from YY is also presented as “changes in YY investment” in our consolidated statements of changes in shareholders’ (deficit) equity.

Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns before the completion of the carve-out. With the completion of the carve-out and reorganization, we started to file separate tax returns and report the taxation based on actual tax return of each legal entity.

Principle of consolidation

Our consolidated financial statements include the financial statements of HUYA Inc., its subsidiaries, the variable interest entity and the variable interest entity’s subsidiaries for which HUYA Inc. is the primary beneficiary. All transactions and balances among HUYA Inc., its subsidiaries and the variable interest entity and the variable interest entity’s subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which HUYA Inc., directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A variable interest entity is an entity in which HUYA Inc., or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore HUYA Inc. or its subsidiary is the primary beneficiary of the entity. In determining whether HUYA Inc. or its subsidiaries are the primary beneficiary, we considered whether HUYA Inc. has the power to direct activities that are significant to the variable interest entity’s economic performance, and also HUYA Inc.’s obligation to absorb losses of the variable interest entity that could potentially be significant to the variable interest entity or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity. Huya Technology and ultimately HUYA Inc. hold all the variable interests of the variable interest entity and has been determined to be the primary beneficiary of the variable interest entity.

Revenue recognition

Live streaming

We are principally engaged in operating our own live streaming platforms, which enable broadcasters and users to interact with each other during live streaming. We generate revenues from sales of virtual items in the platforms. Users can access the platforms and view the broadcasters’ gameplay freely. We have a recharge system for user to purchase our virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and often consumed soon after it is purchased. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

We design, create and offer various virtual items for sale to users with pre-determined selling price. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or more months for a monthly fee, which provide users with recognizable status, such as priority speaking rights or special symbols over a period of time. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used or, in the case of time-based virtual items, revenue is recognized ratably over the fixed period on a straight line basis. We do not have further obligations to the user after the virtual items are consumed immediately or after the stated period of time for time-based items.

Virtual items may be sold individually or in bundles. When our users purchase multiple virtual items in bundles, we evaluate such arrangements under ASC 605-25 Multiple-Element Arrangements. We identify individual elements under the arrangement and determine if such elements meet the criteria to be accounted for as separate units of accounting. Our multiple-element arrangement is the Huya Noble Member Program. Within the Huya Noble Member Program, three elements are identified to be accounted for as separate units of accounting, including the noble member status, the virtual currency coupons and the right of subsequent renewal at a discounted price. A noble member status is valid for one month and users can purchase multiple months up to a maximum of 24 months. The virtual currency coupons, which have the same purchase power as our virtual currency, are valid for purchase of virtual items for a fixed period. In respect of the right of subsequent renewal at a discounted price, we estimate individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal. We allocate the arrangement consideration to the separate units of accounting based on their relative selling price. The following hierarchy has generally been followed when determining the relative selling price for each element: (1) vendor specific objective evidence or VSOE, (2) third party evidence or TPE, and (3) best estimate of selling price, or BESP. The VSOE of the selling price cannot be determined for the noble member status and the right of subsequent renewal as they are not sold separately out of the Huya Noble Member Program. The VSOE of the selling price also cannot be determined for the virtual currency coupons as they have expiry dates which are different with our virtual currencies. Therefore, we have adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each virtual item element. We determine the fair values of virtual items sold in a bundle based on similar products sold separately on the live streaming platforms based on the TPE of the selling price and determine the fair values of virtual items without similar products sold separately on the live streaming platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a stand-alone basis. The BESP may also be based on an estimated stand-alone pricing when the element has not previously been sold on a stand-alone basis. These estimates are generally determined based on pricing strategies, market factors and strategic objectives. We recognize revenue for each virtual item element in accordance with the applicable revenue recognition method. For noble member status, revenue is recognized on a straight line basis over the period the status remains valid. For virtual currency coupons, revenue is recognized consistently with how that virtual currency would be recognized as discussed above or upon expiration if the virtual currency coupon is not consumed prior to the expiration date. For the right of subsequent renewal at a discounted price, upon each time a subsequent renewal is purchased, the cash received is recorded as deferred revenue and allocated proportionally to the noble member status and virtual currency coupons based on their relative fair value and revenue is then recognized following the revenue recognition method of noble member status and virtual currency coupons as described above.

We share a portion of the sales proceeds of virtual items with broadcasters and talent agencies in accordance with their revenue sharing arrangements. The revenue sharing fee is accounted for as our cost of revenues. Broadcasters, who do not have revenue sharing arrangements with us, are not entitled to any revenue sharing fee.

Advertising

We primarily generate advertising revenues from sales of various forms of advertising and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on our platform are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display. We enter into advertising contracts directly with advertisers or third party advertising agencies. Contract terms generally range from 1 to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months.

We provide sales incentives in the forms of discounts and rebates to advertisers or advertising agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the advertisers or agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

Online games

We generate revenues from offering virtual items in online games developed by us or third parties to game users. We have a recharge system for user who purchased our virtual currency to purchase additional virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and consumed soon after it is purchased.

The majority of online games revenues were derived from our self-developed games for the periods presented.

Revenues derived from self-developed games are recorded on a gross basis. As we take primary responsibilities of game operation, including determining the distribution platforms and payment platforms, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing, we consider us to be the principal in these arrangements. Accordingly, fees to be shared with distribution platforms and handling costs charged by payment platforms are recorded as cost of revenues.

Users can play games free of charge and are charged for purchases of virtual items mainly including consumable and perpetual items, which can be utilized to enhance users’ game-playing experience. Consumable items are virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online games. We maintain information on the consumption details of in-game virtual items, therefore, we recognize revenues based on item-based model: (1) for consumable items, the revenue is recognized immediately upon consumption; (2) for perpetual items, the revenue is recognized ratably over the user relationship period of a specific game as described below.

The estimated user relationship period is based on data collected from those users who have purchased game tokens. We maintain a system that captures the following information for each user: (a) the frequency that users log into each game, and (b) the amount and the timing of when the users charge his or her game token. We estimate the user relationship period for a particular game to be the date a player purchases a game token through the date we estimate the user plays the game for the last time. This computation is completed on a user by user basis. Then, the results for all analyzed users are averaged to determine an estimated end user relationship period for each game. Revenues from in-game payments of each month are recognized over the user relationship period estimated for that game.

The determination of user relationship period is based on our best estimate that takes into account all known and relevant information at the time of assessment. We assess the estimated user relationships on a monthly basis. Any adjustments arising from changes in the user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

Fair Value of ordinary shares

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation expenses in connection with share options under the Amended and Restated 2017 Plan and the shares awarded to Mr. Rongjie Dong, our chief executive officer and director, by YY, or CEO Awards, we, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination with market approach (guideline companies method, or GCM) taken as reference.

DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast, based on our best estimates as of the valuation date, to present value. The WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

GCM under the market approach was adopted as reference of the equity valuation for our company. GCM employs trading multiples method of selected public comparable companies including trailing and leading enterprise value/revenue multiples.

In deriving the equity value of each class of shares, we applied the Option Pricing Method. The Option Pricing Method treats different classes of shares as call options on the total equity value, with exercise prices based on the liquidation preference or redemption amount of the certain classes of shares. Under this method, the ordinary share has value only if the fund available for distribution to shareholders exceeds the value of liquidation preference or redemption amounts at the time of a liquidity event, assuming the enterprise has funds available to make liquidation preference or redemption. Given the nature of the different classes of shares, the modeling of different classes of capital as call options on company’s enterprise value is analyzed and the values of different classes of shares were derived accordingly.

We also applied a discount for lack of marketability, or DLOM, which was quantified by the Black-Scholes option pricing model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.

The following table sets forth the fair value of our ordinary shares estimated at the grant dates of share options and restricted share units under the Amended and Restated 2017 Plan and the CEO Awards, with the assistance from an independent valuation firm.

Date of valuation	Fair Value Per Share (US$)	Discount of Lack of Marketability (DLOM)	Discount Rate
August 9, 2017	2.74	20%	24%
October 8, 2017	2.74	20%	24%
March 15, 2018	7.16	10%	19%
March 31, 2018	7.16	10%	19%

Significant factors contributing to the difference in fair value determined

The determined fair value of our ordinary shares increased from US$2.74 per share as of August 9, 2017 and October 8, 2017 to US$7.16 per share as of March 15, 2018 and March 31, 2018. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	We raised additional capital by issuing series B-2 preferred shares at approximately US$7.16 per share on March 8, 2018, which provided us with additional capital for our business expansion;

•	Our net revenue grew significantly from RMB796.9 million in 2016 to RMB 2,184.8 million (US$335.8 million) in 2017, representing a 174.2% annual growth rate, together with the organic growth of our business;

•	As we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20% as of August 9, 2017 and October 8, 2017 to 10% as of March 15, 2018 and March 31, 2018;

•	As a result of milestone events described above and the continuous growth of our business, the discount rate decreased from 24% as of August 9, 2017 and October 8, 2017 to 19% as of March 15, 2018 and March 31, 2018; and

•	We adjusted our financial forecast to reflect the anticipated higher revenue growth rate and better financial performance in the future due to the abovementioned developments.

The increase in the fair value of our ordinary shares from US$7.16 per ordinary share as of March 31, 2018 to US$11.00 per ordinary share, the estimated mid-point of the estimated range of the initial public offering price, was primarily attributable to the following factors:

•	The public filing of the registration statement relating to this offering on April 9, 2018 reduced the uncertainties associated with our initial public offering, and significantly lowered the discount for lack of marketability from 10% as of March 31, 2018 to 0% upon the completion of this offering;

•	As we progressed further towards this offering, we increased our estimated probability of a successful initial public offering. As our preferred shares would be automatically converted into and re-designated as ordinary shares upon the completion of this offering, the increase in the estimated probability of initial public offering’s success results in an allocation of a higher portion of our business enterprise value to ordinary shares;

•	As part of Tencent’s investment in us in March 2018, our business cooperation agreement with Tencent in various aspects of the game live streaming business and other game related business is expected to provide strategic benefits to us, leading to the improved growth prospects, which in turn has generated positive market feedback;

•	We currently expect to record stronger performance in the first quarter of 2018 compared to the corresponding period in 2017, reflecting the growth in key operating measures from such period. As we developed a longer track record in achieving revenue growth target successfully, we further reduced our discount rate from 19% as of March 31, 2018 to 16% upon the completion of this offering; and

•	The impending launch of this offering, which will provide us with additional capital, enhances our ability to access capital markets to grow business and raise our profile.

Share-based compensation

Share-based compensation expense arises from share-based awards, including restricted share units granted by YY with its own underlying shares to certain management and other key employees who to some extent provide services to us, share options for the purchase of our ordinary shares, granted by us to our management and other key employees and our shares granted by YY to our chief executive officer.

YY’s share-based awards

On September 16, 2011, the board of directors of YY approved the 2011 Share Incentive Scheme. In October 2012, the board of directors of YY resolved that the maximum aggregate number of Class A common shares of YY which may be issued pursuant to all awards under the 2011 Share Incentive Scheme shall be 43,000,000 plus an annual increase of 20,000,000 on the first day of each fiscal year, or such lesser amount of Class A common shares as determined by the board of directors of YY.

The 2011 Share Incentive Scheme of YY provides for the issuance of YY’s common shares to our employees, which for such purpose includes our employees, mainly including restricted share units.

In determining the fair value of restricted share units granted, the fair value of the underlying shares of YY on the grant dates is applied. The grant date fair value of restricted share units is based on the stock price of YY in the NASDAQ Global Market.

Share-based compensation expense for restricted share units granted under YY’s share-based incentive plans is recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates.

As of December 31, 2016, unvested YY restricted share units held by our employees were settleable upon vesting by the issuance of 4,983,052 common shares of YY.

For the year ended December 31, 2016, share-based compensation expense of RMB52.1 million related to these restricted share units was allocated from YY and recognized in our consolidated statement of comprehensive loss.

As of December 31, 2016, there was RMB20.4 million of unrecognized compensation expense related to these unvested restricted share units. This amount is expected to be recognized over a weighted average period of 0.89 year.

As of December 31, 2017, unvested YY restricted share units held by our employees were settleable upon vesting by the issuance of 2,208,659 common shares of YY.

For the years ended December 31, 2016 and 2017, share-based compensation expense of RMB52.1 million and RMB10.5 million (US$1.6 million), respectively, was recognized in our consolidated statements of comprehensive loss.

As of December 31, 2017, there was RMB8.6 million (US$1.3 million) of unrecognized compensation expense related to these unvested restricted share units. This amount is expected to be recognized over a weighted average period of 0.72 year.

HUYA Inc. share-based awards

Grant of options. On July 10, 2017, our board of directors approved the 2017 Share Incentive Plan, which was amended and restated on March 31, 2018. The Amended and Restated 2017 Plan shall be valid and effective until July 10, 2027. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under the Amended and Restated 2017 Plan shall be 28,394,117 shares. For the year ended December 31, 2017, we granted 11,737,705 share options to our employees pursuant to the 2017 Share Incentive Plan.

Vesting of options. There are two types of vesting schedule under the Amend and Restated 2017 Plan, which are: i) 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, and ii) options will be vested in four equal installments over the following 48 months.

Theses option shall (i) be exercisable during its term cumulatively according to the vesting schedule set out in the grant notice and with the applicable provisions of the Amended and Restated 2017 Plan, provided that the performance conditions otherwise agreed by the parties (if any) to which the option is subject have been fulfilled upon each corresponding vesting date; (ii) be deemed vested and exercisable immediately in the event of a change of control, regardless of the vesting schedule; (iii) be exercisable upon any arrangement as otherwise agreed by the parties based on their discussion in good faith.

Movements in the number of share options granted to our employees and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)
As at January 1, 2017	—	—	—
Granted	11,737,705	2.5500	10.00
Forfeited	(18,000)	2.5500	—
As at December 31, 2017	11,719,705	2.5500	9.75
Expected to vest at December 31, 2017	10,675,362	2.5500	9.61

In determining the fair value of share options granted, a binomial option-pricing model is applied by us. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. The fair value of the ordinary shares were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Key assumptions are set as below:

For the Year ended December 31,
2017
US$
Weighted average fair value per option granted	1.3798
Weighted average exercise price	2.5500
Risk-free interest rate(1)	2.25%
Expected term (in year)(2)	10
Expected volatility(3)	55%
Dividend yield(4)	—

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	We have no history or expectation of paying dividend on our ordinary shares. The expected dividend yield was estimated based on our expected dividend policy over the expected term of the option.

Share-based compensation expense for share options granted to our employees is measured based on their grant-date fair values and recognized over the requisite service period, which is generally the vesting period. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for the number of awards so estimated. Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

For the year ended December 31, 2017, we recorded share-based compensation of RMB19.5 million (US$3.0 million) using the graded-vesting attribution method.

As of December 31, 2017, there was RMB77.7 million (US$11.9 million) unrecognized share-based compensation expense relating to the 2017 Share Incentive Plan granted to our employees. The expense is expected to be recognized over a weighted-average remaining vesting period of 1.25 years using the graded-vesting attribution method.

CEO Awards

In October 2017, YY transferred, at nominal consideration, 559,039 ordinary shares of HUYA Inc. which were redesignated as 559,039 Class B ordinary shares, to Mr. Rongjie Dong, our chief executive officer, for his service to us. The share awards were immediately vested and we recorded a share-based compensation charge of RMB10.2 million for the year ended December 31, 2017. The fair value of the CEO’s Awards was determined at the grant date by us.

Redeemable convertible preferred shares

On May 16, 2017, we entered into a series A redeemable convertible preferred shares, or series A preferred shares, subscription agreement with the series A investors and pursuant to which, we issued 22,058,823 shares of series A preferred shares at a price of US$3.4 per share with total cash consideration of US$75 million (equivalent to RMB509.7 million as of the issuance date). The issuance of the series A preferred shares was completed on July 10, 2017.

We classified the series A preferred shares as mezzanine equity in our consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of our control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

As holders of the series A preferred shares who exercise the redemption rights are allowed to request us to issue a convertible note if our assets or funds legally available for redemption are insufficient, the host contract is considered to be a debt host. We determined that there were no embedded derivatives requiring bifurcation from the host contract. The redemption feature is considered clearly and closely related to the host contract. While the conversion feature is not clearly and closely related to the host contract, no bifurcation is required as the conversion feature does not meet the definition of a derivative because the terms of the contracts do not require or explicitly state that it permits net settlement for the conversion feature.

We recognized accretion to the respective redemption value of the series A preferred shares over the period starting from issuance date to the earliest redemption date. We recognized accretion of the series A preferred shares amounted to US$3.0 million (equivalent to RMB19.8 million) for the year ended December 31, 2017.

Our redeemable convertible preferred shares activities for the year ended December 31, 2017 are summarized below:

	Number of shares	Amount
		RMB
		(in thousands)
Balances as of January 1, 2017	—	—
Issuance as of July 10, 2017	22,058,823	509,730
Accretion to series A preferred shares redemption value	—	19,842
Foreign exchange	—	(19,904)

Balance as of December 31, 2017	22,058,823	509,668

We have used the discounted cash flow method to determine the underlying share value and adopted equity allocation model to determine the fair value of the series A preferred shares as of the dates of issuance.

Key valuation assumptions used to determine the fair value of series A preferred shares are as follows:

For the year ended December 31, 2017
Discount rate	25%-35%
Risk-free interest rate	1.70%
Volatility	50%-80%

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” or ASU 2014-09. ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenues based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, which defers by one year ASU 2014-09’s effective date. The amendment will be effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Early adoption is permitted only for annual and interim periods beginning after December 15, 2016.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017.

We have set up an implementation team to analyze each of our revenue stream in accordance with the new revenue standard to determine the impact on our consolidated financial statements. We have completed the evaluation and assessment of our adoption of ASC 606. Based on our assessment, the adoption of the new revenue standard will not have a material impact on our consolidated financial statements. We will apply the new revenue standard from January 1, 2018 on a modified retrospective basis.

In January 2016, the FASB issued ASU 2016-01: Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows: 1) Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. 2) Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. 3) Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities. 4) Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. 5) Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. 6) Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. 7) Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. 8) Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We will apply the new standard beginning January 1, 2018 and recognize the changes in fair value for the equity investment measured at fair value through net income (loss). For investment in equity security lacking of readily determinable fair values, we will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. We anticipate that the adoption of ASU 2016-01 will increase the volatility of our other income (expense), net, as a result of the remeasurement of our equity security upon the occurrence of observable price changes and impairments.

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases.

For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

On August 6, 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows—Classification of Certain Cash Receipts and Payments.” The ASU provides guidance on the classification of certain cash receipts and payments including debt prepayment or debt issuance costs and cash payments for contingent considerations. The ASU also provides clarification on the application of the predominance principle outlined in ASC 230. The effective date for public entities will be annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this standard will have on our consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. ASU 2016-16 is effective for fiscal years and interim periods within those years beginning after December 31, 2018. We do not expect ASU 2016-16 to have a material impact to our consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718), Scope of Modification Accounting”, which clarifies and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

INDUSTRY OVERVIEW

Background

Development of mobile internet in China

China has witnessed rapid mobile internet development and accumulated a massive mobile internet user base over the past decade. According to the Frost & Sullivan Report, the total number of mobile internet users in China was 750 million in 2017. The mobile internet penetration rate in China is expected to continue to increase due to the proliferation of mobile devices, expansion of 4G coverage, introduction of 5G service, growth in per-capita income and continued urbanization in China.

Development of social media communities in China

Social media communities in China have evolved dynamically through several major stages. Early stages of social media communities include (i) text and picture based platforms, such as microblogs and instant messaging apps, which enable users to view and respond to feeds through broad distribution, and (ii) video based platforms, which allow users to create videos but lack real-time interactions. Due to the shift in entertainment consumption patterns over the past few years with average daily live streaming time more than doubling according to the Frost & Sullivan Report, and young generation’s strong desire of self-expression in China, live streaming has emerged as the new form of social media community.

Live streaming has revolutionized the online social community by enabling real-time interactions. Users can interact in live online group activities, primarily through video, voice, and text, and discover and participate in real-time in a broad range of topics, such as games, music shows, and outdoor activities. Users on live streaming platforms are able to create and share various entertainment contents and activities, enjoying an interactive and immersive experience. The proliferation of smartphones has ignited the popularity of live streaming in recent years as anyone can easily participate as either a broadcaster or a viewer.

Live streaming platforms focusing on common interests are also becoming increasingly popular in the past few years, as users form closer bonds with others that share similar interests. Game live streaming platforms have created a close community for game enthusiasts to share their common interests. Such interest-focused live streaming platforms provide a more conducive environment for closer social interactions, stronger sense of belonging, and higher engagements among users.

Overview of China’s Games and E-sports Markets

China’s games market

According to the Frost & Sullivan Report, China was the world’s largest games market in terms of revenue and gamers in 2017. China had 646 million gamers in 2017, and is expected to have 917 million gamers in 2022. China’s games market had a total revenue of US$32.2 billion in 2017, and is expected to grow at a CAGR of 13.3% from 2017 to 2022. As a comparison, the US games market had a revenue of US$26.4 billion in 2017 and its market size is expected to grow at a CAGR of 4.8% from 2017 to 2022.

With the proliferation of smartphones, mobile games have gained significant popularity over the past decade. The total revenue of China’s mobile games market has grown from US$5.9 billion in 2015 to US$9.8 billion in 2017, representing a higher CAGR of 28.9% compared to the CAGR of the revenue generated from PC games and console games.

The following table sets forth the breakdown of the size of games market in China from 2015 to 2022.

(US$ billion)	2015	2016	2017	2018E	2019E	2020E	2021E	2022E	2015-2017 CAGR	2017-2022E CAGR
China Games Market Size	23.3	27.6	32.2	37.1	42.4	47.9	54.0	60.2	17.5%	13.3%
Mobile	5.9	7.9	9.8	12.3	14.9	18.1	22.0	26.5	28.9%	21.9%
PC	11.4	12.9	14.5	16.0	17.8	19.2	20.7	21.8	12.9%	8.5%
Console	6.0	6.7	7.9	8.8	9.7	10.5	11.3	11.9	14.2%	8.7%

Note: the size of games market in China is measured by revenues from games, such as revenues from game retail purchases, in-game transactions, game subscriptions and game live streaming platforms.

China’s e-sports market

E-sports is a form of competition in multi-player video games. China’s e-sports market had the largest gamer base in the world with approximately 229 million gamers in 2017, representing a CAGR of 24.6% since 2015 and is expected to reach 537 million gamers by 2022, according to the Frost & Sullivan Report.

The total revenue of China’s e-sports market has grown from US$5.8 billion in 2015 to US$11.6 billion in 2017 at a CAGR of 40.6%. According to the Frost & Sullivan Report, the total revenue of China’s e-sports market is expected to grow rapidly to US$32.6 billion in 2022, representing a CAGR of 23.0% from 2017 to 2022.

According to the Frost & Sullivan Report, e-sports is challenging traditional sports in viewership numbers as user preferences change. For example, in 2017, the Tencent League of Legends Pro League had a total of 118 million viewers and King of Glory Pro League had a total of 58 million viewers, exceeding the NBA finals with 52 million viewers and CBA Finals with 20 million viewers in the same year. The rise of e-sports in China is also reinforced by the popularity of e-sports-related content on live streaming platforms. The increasing demand of e-sports is also evident in the growing number of China professional e-sports tournaments, which has increased from 974 in 2015 to 1,895 in 2017. E-sports has become a mainstream entertainment option and has attracted increasing attention on social media in China.

The following chart sets forth the size of the China e-sports market from 2015 to 2022.

Note: the size of e-sports market is measured by revenues from e-sports games, such as revenues from e-sports game retail purchase, in-game transactions, e-sports game subscriptions, tournament tickets, sponsorship, advertising, media rights, merchandise, e-sports live streaming platforms, and professional team income.

China’s Game Live Streaming Market

According to the Frost & Sullivan Report, China has the largest active user base of live streaming services in the world, with an average MAUs of 279 million in 2017 and is expected to grow at a CAGR of 13.1% to reach 518 million average MAUs by 2022. The total revenue of China’s live streaming market grew from US$1.0 billion in 2015 to US$5.5 billion in 2017 and is expected to further grow to US$16.5 billion by 2022 at a CAGR of 24.6%.

Users can watch live streaming content for free but can tip virtual items to interact with broadcasters. Live streaming platforms also encourage users to use social features on the platforms, such as bullet chatting, virtual gifting and status upgrading, to interact with broadcasters. Live streaming produces the highest revenues per hour among typical entertainment formats such as TV, online video and online music due to higher user engagement, according to the Frost & Sullivan Report.

The following chart sets forth the revenues of live streaming market in China from 2015 to 2022.

Note: the size of China’s live streaming market is measured by revenues of platforms that are mainly focused on live streaming operation in China for the defined period, including sales of virtual items, advertisement, membership, and other revenues. Game and non-game live streaming platforms include platforms that are mainly focused on game and non-game live streaming, respectively.

Game live streaming is mainly delivered through broadcasters playing and narrating games for themselves or narrating on the game play by other players. Total revenue of game live streaming market in China experienced significant growth in the past few years which increased from US$121 million in 2015 to US$1.2 billion in 2017 and is projected to reach US$4.9 billion in 2022 at a CAGR of 33.6%, according to the Frost & Sullivan Report. Total revenue of China’s game live streaming mobile market has experienced more rapid growth, growing from US$47 million in 2015 to US$834 million in 2017 and is expected to further grow to US$4.5 billion by 2022 at a CAGR of 40.2%. In particular, e-sports game live streaming is expected to become more mainstream, increasing from 50.2% of total game live streaming revenue in 2017 to 63.3% of total game live streaming revenue in 2022. The following chart illustrates the historical and projected game live streaming market size in China as measured by revenue.

Note: The size of China’s game live streaming market is measured by revenues of platforms that focus on game live streaming. Mobile portion of China’s game live streaming market size is measured by revenues attributable to mobile apps and mobile websites of platforms that focus on game live streaming.

China had 180 million average game live streaming MAUs in 2017, and is expected to increase to 349 million in 2022 at a CAGR of 14.1%, according to the Frost & Sullivan Report. Potential game live streaming user market is huge and includes both gamers and e-sports audience who may prefer watching games rather than playing games themselves. Game live streaming users in China as a percentage of total gamers and e-sports audience in China increased from 11.1% in 2015 to 26.2% in 2017, and is expected to reach 34.7% in 2022, according to the Frost & Sullivan Report.

The number of game live streaming mobile users in China grew at a CAGR of 105.3% from 2015 to 2017, and is projected to continue to grow from 129 million in 2017 to 328 million in 2022, at a CAGR of 20.5%. Game live streaming mobile users are expected to grow faster in the coming years due to telecommunication infrastructure improvements and reduced cost of data usage, which encourage users to live stream on mobile devices more frequently. The following table illustrates the number of total and mobile China game live streaming users from 2015-2017, as well as a forecast from 2018 to 2022.

Number of Active Game Live Streaming Users in China									CAGR
(Million)	2015	2016	2017	2018E	2019E	2020E	2021E	2022E	2015-2017	2017-2022E
China Game Live Streaming Average MAUs	65	134	180	217	255	295	325	349	66.2%	14.1%
China Game Live Streaming Mobile Average MAUs	31	82	129	171	212	250	289	328	105.3%	20.5%

Note: The number of game live streaming MAUs in China refers to the average in a given year. MAUs in the context of the Frost & Sullivan Report refer to users who have accessed the relevant platforms at least once in a given month.

According to the Frost & Sullivan Report, game live streaming users are typically younger than live streaming users, spend the longest time on mobile phones compared to other age groups, and have relatively high yearly income of US$17.7 thousand compared to the median of US$8.5 thousand in China in 2017, which is expected to grow as they progress in their career.

Key drivers of China’s game live streaming market

The following factors have historically contributed to and are expected to continue to fuel the growth of China’s game live streaming market:

•	Strong social networking effect. Game live streaming platforms are destinations for real-time social interactions among user communities with common interests. As more users discover personalized content catered to their needs, the demand for content grows. This provides more opportunities and lucrative source of income for content creators, thus attracting a growing number of content creators to game live streaming platforms.

•	Growing popularity of e-sports tournaments. E-sports events, particularly tournaments, will continue to provide high-quality content for game live streaming and continue to draw viewers due to its competitiveness, skills and teamwork involved. Game live streaming platforms have in turn brought a large number of new e-sports fans and the rising viewership draws large corporate sponsorship and enhances the quality of e-sports tournaments, fostering a virtuous cycle that sustains growth in both e-sports and game live streaming.

•	Effective game discovery and product demonstration. Game live streaming provides an efficient channel for users to discover new games as live streaming is an effective product demonstration that amplifies the attractiveness of each game. In addition, key opinion leaders and social media build word of mouth, trustworthy feedback, and on-going user interactions. Compared to traditional channels, they have higher relevancy to game developers’ target audience. Long viewing time also increases the impact on game products, attracting game developers and publishers to advertise on its platform.

•	Diversification of content. As the game live streaming industry develops, content genre has been expanding from games to other emerging categories such as music shows, talent shows, anime, outdoor travel, and discovery shows. The interaction between users also creates a variety of user-generated content. This diversification of content has and will continue to attract a wider spectrum of user demographics and increase the time spent by existing users.

•	Diversification of monetization streams. Game live streaming platforms are increasing monetization opportunities by leveraging their large user base and high user engagement. Users will be more willing to pay as the game live streaming industry adopts more creative ways for social interactions and as Chinese consumers grow more accustomed to paying for high-quality content. Other rapidly growing monetization channels include advertising, paid-on-demand streaming and e-commerce. More diversified content will also broaden the addressable market of the various monetization streams

•	Fragmentation of user time: Due to the hectic schedule of modern life, free time has become fragmented into small pockets of time during commute, wait, and break time. This brings forth the need for users to turn to flexible entertainment options such as game livestreaming on mobile devices. This trend can be seen in the increase in average number of times applications are opened per user per day from 47 times in 2015 to 64 times in 2017, according to the Frost & Sullivan Report.

•	Lack of entertainment options in lower-tier cities. Game live streaming is particularly popular in lower-tier cities due to game live streaming’s easily relatable and local content that provides a sense of belonging and lack of entertainment options in those cities. According to the Frost & Sullivan Report, 69% of game live streaming users were located in third, fourth-tier or below cities in 2017. Demand for personalized content as well as an entertaining channel for self-expression will drive growth in both paying users and broadcasters.

Industry leaders will draw upon their strengths in their platform scale, content development ecosystem, abundant capital, differentiated content, monetization capabilities, and operational efficiencies to attract users, broadcasters and talent agencies, thus increasing their market shares and resulting in a more consolidated industry landscape.

BUSINESS

Our Mission

We aspire to become the most popular technology-enabled entertainment community for young generations in China.

Overview

We are the No.1 game live streaming platform in China. We have the largest and most active game live streaming community in terms of average MAUs, and average daily time spent on mobile app per mobile active user in the fourth quarter of 2016 and 2017, and the largest number of active broadcasters in 2016 and 2017, according to the Frost & Sullivan Report. As the pioneer and market leader, we are well positioned to expand further in the rapidly growing game live streaming market in China. We cooperate with e-sports event organizers, as well as major game developers and publishers, and have developed e-sports live streaming as the most popular content genre on our platform. As of December 31, 2016 and 2017, our live streaming content covered over 2,100 and 2,600 different games, respectively, including mobile, PC and console games. Building on our success in game live streaming, we have also extended our content to other entertainment genres, such as talent shows, anime and outdoor activities.

We have created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Our rich and high-quality game live streaming content is a magnet for users who share common interests to connect and share their passion on our platform. Our users interact with one another with the support of our platform’s wide array of innovative and appealing social functions, such as bullet chatting, real-time commenting and gifting. Such real-time interactions on our platform cultivate a strong sense of belonging, which effectively increases our user stickiness and time spent. In the fourth quarter of 2017, our community had over 38.8 million average mobile MAUs, an increase of 47.6% from the same period of 2016.

Our open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with us. We have set up effective operating standards and comprehensive incentive mechanisms to encourage healthy competition, good performance and regulatory compliance. The monetization opportunities for broadcasters and talent agencies are linked to their performance, which motivates them to supply high-quality content to our platform. We believe our role as an efficient and transparent marketplace has fueled our continuous growth and success.

Our content is highly dynamic. Beyond the real-time nature of live streaming where each broadcaster improvises in each live streaming session, our community interactions generate another form of content. The variety of real-time interactions between viewers and broadcasters or among viewers creates viewer-generated content, which in turn becomes part of the overall entertainment and social experience offered on our platform. Such content enhances the sense of involvement and makes it more fun to watch live streaming.

Our technology platform is designed for reliability, scalability and flexibility. Leveraging our strong technological capabilities in the fields of big data and AI, live streaming, and infrastructure, we deliver superior user experience and conduct operation in a highly efficient manner.

We monetize our user base mainly through live streaming services and advertising services. Revenues from live streaming services are primarily generated from the sales of virtual items. We share revenues generated on our platform with broadcasters and talent agencies. Revenues from advertising services are generated from advertisements placed on our platform.

We have experienced rapid growth since our inception. Our total revenues increased from RMB796.9 million in 2016 to RMB2,184.8 million (US$335.8 million) in 2017. We had net losses of RMB625.6 million and RMB81.0 million (US$12.4 million) in 2016 and 2017, respectively.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors.

No. 1 game live streaming platform in China

We are the No.1 game live streaming platform in China and have the largest and most active game live streaming community in China in terms of each of the following performance metrics, according to the Frost & Sullivan Report:

•	the average MAUs for the fourth quarter of 2017;

•	the average mobile MAUs for the fourth quarter of 2017;

•	the total number of active broadcasters for the year of 2017; and

•	the average daily time spent on mobile app per mobile active user in the fourth quarter of 2017.

We are the pioneer in developing the game live streaming market in China. We quickly established our market leadership, and are well positioned to expand further in the rapidly growing game live streaming market in China. We believe our “Huya” brand and platform is synonymous with fun, enjoyable experiences and captivating entertainment in the game live streaming community. Our Huya platform provided the best viewer experience and achieved the highest broadcaster satisfaction levels among all major game live streaming platforms in China, according to a survey conducted by Frost & Sullivan in December 2017.

We have gained a competitive advantage for acquiring users and content, and have won many influential awards for our achievements. For example, we were awarded as one of the most popular e-sports live streaming platforms by Tencent’s game channel in 2017, and we were also recognized as the best game live streaming platform with the “Golden Plume Award” in 2017, which is considered one of the most prominent awards in China’s game industry.

Highly engaged and interactive community

We have created an engaged, interactive and immersive community for game enthusiasts of China’s young generation.

Our rich and high-quality game live streaming content is a magnet for users who share common interests to connect, and share their passion on our platform. Our users interact with one another with the support of our platform’s wide array of innovative and appealing social functions, such as bullet chatting, real-time commenting and gifting. Such real-time interactions cultivate a strong sense of belonging, which effectively increases our user stickiness and time spent. According to the Frost & Sullivan Report, we have the highest one-month retention rate of mobile app among major game live streaming platforms in China for December 2017. Our high user engagement, superior user experience, and strong cross-promotion capabilities contribute to our high user stickiness. In the fourth quarter of 2017, our community had over 38.8 million average mobile MAUs and 99 minutes of average daily time spent on our mobile app per mobile active user. Our users posted a total of 1.7 billion bullets chats in the fourth quarter of 2017.

Our community has become a vibrant destination for creative and opinion-leading broadcasters and highly active viewers to share and enjoy fun together. Motivated by the attention from a large number of viewers and their enthusiastic participation, more and more talented and popular broadcasters are joining us and creating more high-quality content, which in turn attracts and retains more users. Inspired by the vibrant community, many viewers choose to become broadcasters themselves and start to create and share original and fun content. This forms and maintains a self-reinforcing virtuous cycle that strengthens our community.

Efficient and transparent marketplace

Our open platform functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with us. We have set up effective operating standards and comprehensive incentive mechanisms to encourage healthy competition, good performance and regulatory compliance. The monetization opportunities for broadcasters and talent agencies are linked to their performance, which motivates them to supply high-quality content to our platform. We believe our role as an efficient and transparent marketplace has fueled our continuous growth and success.

•	Broadcasters

Any user may become a broadcaster simply through the use of his or her smartphone. Our platform empowers a vast number of broadcasters, whether professional gamers and artists or amateurs, to create quality content and accumulate groups of loyal followers. In the fourth quarter of 2017, we had over 610,000 average monthly active broadcasters. We also systematically monitor broadcasters’ performance and talent-spot new and promising broadcasters with good potential and offer development opportunities to support them.

•	Talent agencies

We believe we are the partner of choice for talent agencies. We had the largest talent agency network in China as of December 31, 2017, according to the Frost & Sullivan Report. We assess and incentivize each talent agency and help them grow by providing guidance and support for their operations and corporate governance. Through our platform, talent agencies can focus on broadcaster management and effectively identify, train and promote promising broadcasters, which in turn lowers our costs and improve our content quality. Our close partnership with talent agencies enables us to quickly mobilize them to tactically implement our marketing strategy for popular and trending games. For example, with the support of talent agencies, we promptly assembled a dedicated team of hundreds of broadcasters to live stream Playerunknown’s Battlegrounds ( ). This effective cooperation contributed to the subsequent rapid growth of the popularity of this game among the wider audience in China.

Rich and dynamic content offerings

We believe we have one of most comprehensive game content offerings in the industry. Our live streaming content covered over 2,100 and 2,600 games as of December 31, 2016 and 2017, respectively. In the fourth quarter of 2017, we had a total of 18.2 million streaming hours of game content, an increase of 82.8% from the same period of 2016 on our platform. We cooperate with e-sports events organizers, as well as major game developers and publishers, and have developed e-sports live streaming into the most popular content genre on our platform. As of December 31, 2017, we had worked with over 90 e-sports event organizers and broadcasted over 360 e-sports tournament matches or events. We also organized 94 e-sports tournaments with a total number of approximately 41.0 million viewership in 2017. We extended our content into other genres catering to our users’ broader tastes, such as talent shows, anime, and outdoor activities and effectively cross promote such content to our users. In the fourth quarter of 2017, we had a total of 3.6 million streaming hours of other entertainment content on our platform, an increase of 132.4% from the same period of 2016.

Our content is highly dynamic. Beyond the real time nature of live streaming where each broadcaster improvises in each live streaming session, our community interaction generates another form of content. The variety of real-time interactions between viewers and broadcasters or among viewers create viewer-generated content, which in turn become part of the overall entertainment and social experience offered by our platform. Such content enhances the sense of involvement and makes it more fun to watch live streaming.

Cutting-edge technological capabilities and scalable infrastructure

Our cutting-edge technological capabilities and infrastructure has laid a solid foundation for the reliability and growth of our platform and ensures best-in-class user experience in comparison with peers in terms of our app launch speed and video resolutions. Our massive database of user behaviors along with AI technologies allows us to recommend personalized content to viewers and capture cross-sale or other new business opportunities.

We implement big data and AI technologies to support key aspects of our operations. Since our inception, we have tracked and collected a tremendous amount of data on viewers’ and broadcasters’ behavior patterns. Through our analysis of these data, we can provide customized content recommendation to our viewers and tailored guidance to our broadcasters. Our data analytics also helps us timely identify new trends in content and allows us to quickly acquire and promote popular content. Furthermore, we have leveraged big data and AI technologies to develop a highly automated system for content screening.

Our advanced audio and video live streaming technology ensures high fluidity and definition in streaming quality and substantially shortens video loading time. We offer stable 8-12 megapixel Blu-ray streaming quality. We were ranked first by users in terms of live streaming video quality, according to the survey conducted by Frost & Sullivan in December 2017.

Our platform is also equipped with strong scalability and system flexibility. We use cloud services provided by multiple leading cloud service providers to rapidly expand our storage capacity on demand. We employ back-end architecture that enables smooth and expedient upgrades of our platform software infrastructure.

Visionary management team and strong shareholder support

We have a visionary management team with a proven track record of entrepreneurial success and complementary industry backgrounds. Our chairman, Mr. David Xueling Li, is also the chairman, co-founder and the acting chief executive officer of our parent company, YY, a leading live streaming social media platform in China. Mr. Rongjie Dong, our chief executive officer, was previously a vice president of YY. Mr. Li and Mr. Dong are both influential leaders in the live streaming industry in China. Mr. Dong, together with our senior management team, who have deep insights and years of experiences in a wide range of industries covering the live streaming, game, internet, and finance sectors, has led our company to achieve market leadership in the game live streaming industry in China.

We also benefit from YY’s experience in the live streaming industry as well as technology know-how. Supported by Tencent’s strong capabilities in game development, distribution and operation, we believe the investment from, and our cooperation with, Tencent, will reinforce and solidify our position as a market leader in the game live streaming industry in China. See “Our Relationship with Our Major Shareholders” for a more detailed description of our cooperation with YY and Tencent.

Our Strategies

We intend to pursue the following strategies to further grow our business:

Further expand our user base and invigorate our community

We intend to further expand our user base and invigorate our community. We will enhance our efforts to provide more high-quality and personalized content to effectively increase viewership and users’ time spent on our platform. We are dedicated to designing more creative and attractive features including user privilege and reward systems to facilitate better social interactions and self-expression. Furthermore, through data analysis, we will continue to optimize matching accuracy among our viewers and broadcasters to improve user experience and strengthen the engagement level of our community. As mobile internet rapidly grows in China, we plan to encourage users to watch live streams and interact through their mobile devices. In addition, we will explore the possibility of new products and services to serve our users’ evolving social and entertainment needs.

Advance our technological capabilities

We plan to further leverage our AI technology and big data analytics to more effectively identify high potential broadcasters and profile our users. We also plan to apply such technologies to better analyze the needs of our users and advertisers and provide more personalized products and services. Furthermore, with the increasing volume of content, we will continue to improve AI-enabled content review and screening processes to ensure regulatory compliance. We will also continue to improve our live streaming technologies to enhance user experience in various ways.

Enrich our content offerings

We endeavor to provide the most enticing and high-quality live streaming content. We will continuously explore and identify games, especially high viewership potential e-sports games and events, which will be further enhanced through our recent teaming up with Tencent. We also plan to further enrich our content offerings to include more diverse genres and formats and encourage more social interactions. Moreover, we will explore new formats of content to supplement our live streaming content, such as short-form videos, game play videos and anime videos.

Bring more value to content providers

We aim to optimize our investment and resource allocation in our marketplace. We intend to maintain fairness and transparency with broadcasters and talent agencies, and continue to improve the attractiveness and efficiency of our cooperation mechanisms. We strive to make the live streaming functions more user-friendly and lower the entry barriers for content providers.

Diversify monetization channels

We plan to further diversify our monetization channels. We will adopt more creative designs for virtual items, and promote more attractive reward systems and membership privileges to further incentivize users to spend on our platform. For online advertising, we will actively promote our advertising services, tap into unutilized advertising inventory and expand our advertiser base. We plan to cooperate with Tencent to enhance our monetization capability and diversify our monetization channels such as in the areas of advertising and game distribution. We intend to improve our advertising system to better meet our advertisers’ customized requirements. We also intend to strategically explore other potential monetization channels, such as paid on-demand streaming and other value-added products and services desired by our users in order to further unlock the monetization potential of our content and user base.

Explore strategic investment, acquisition and overseas expansion opportunities

We intend to selectively pursue strategic alliances, investments and acquisitions to complement our current business and enhance our growth potential. For example, we plan to seek opportunities in the e-sports value chain, such as investing in e-sports events, organizers and teams. In addition, we will seek potential expansion opportunities in emerging markets with high growth potential.

Our Users

We have a large and active user base. Our user base consists mainly of China’s young generation, who are generally more open-minded and tech-savvy, with an interest in games and other forms of entertainment. As of December 31, 2017, approximately 77% of our registered users were between the age of 15 and 35. As we have gradually expanded our content coverage into other entertainment genres, we have been able to expand our user base. As our user base mainly consists of young game enthusiasts, we have minimal user overlap with YY. According to Frost & Sullivan Report, we and YY had a user overlap of approximately 7% in the fourth quarter of 2017.

Our widely-recognized brand image, diversified content and superior user experience have contributed to our user growth. Any user may watch live streams on our platform. To encourage users to register, we offer certain popular interactive social features to registered users only, such as bullet chatting, messaging, and following their favorite broadcasters. Furthermore, registered users can enjoy additional premium status and features associated with membership and send virtual gifts to broadcasters if they subscribe or pay for such privileges. Our registration process is simple and users are typically able to complete it with a few easy steps. As of December 31, 2016 and 2017, we had 83.6 million and 198.2 million registered users, respectively.

The real-time interactive features of our platform, coupled with a wide variety of high quality content, have helped us create a vibrant online community that attracts and retains users. Our bullet chatting, gifting, messaging and following functions encourage users to interact with broadcasters as well as other users which also create a sense of belonging within the community, thus further enhancing user engagement. For users who used our mobile app in December 2016 and 2017, our one month retention rate of mobile app was over 70% in both periods. In the fourth quarter of 2017, our community had 86.7 million average MAUs, including 38.8 million average mobile MAUs. In comparison, in the fourth quarter of 2016, our community had an average of 74.0 million MAUs, including 26.3 million average mobile MAUs. In the fourth quarter of 2017, our users spent a total of 1.5 billion hours watching live streams on our platform, representing an increase of 33.5% from the fourth quarter of 2016.

Our Content

We offer comprehensive live streaming content with a primary focus on games. Game live streaming has been the key content offering of our platform since our inception. In response to users’ growing interests, we also encourage our broadcasters to create and share other entertainment content, which encompasses talent shows, anime, outdoor activities, and other genres. We have leveraged big data and AI technology to analyze our users’ viewing preferences and make more accurate content recommendations, thus creating superior user experiences, retaining users for longer viewing time and strengthening overall loyalty. Our content library is constantly evolving and growing. While broadcasters are the focal points of the live streams, the viewers themselves introduce additional meaning and context to the content when they express themselves to broadcasters or other viewers, thus creating a dynamic content library. In the fourth quarter of 2017, our broadcasters had a total of 21.9 million streaming hours on our platform, representing an increase of 71.2% from the fourth quarter of 2016.

Games

Live streaming of game content, such as gameplay, e-sports tournament events and other e-sports game shows, has attracted a large number of users on our platform. Leveraging our close relationship with game developers and publishers as well as popular game broadcasters, e-sports leagues and players, we are able to consistently offer high-quality and engaging game live streams to our users. We actively track viewership growth and community feedback with respect to new game titles to identify trending games and allocate our broadcaster resources accordingly ahead of emerging surge in demand of such game content. As of December 31, 2016 and 2017, our live streaming content covered over 2,100 and 2,600 games, respectively. In the fourth quarter of 2017, our broadcasters had a total of 18.2 million streaming hours of game content on our platform, representing an increase of 82.8% from the fourth quarter of 2016.

E-sports games have been a fast growing content genre on our platform, as e-sports games appeal to game enthusiasts due to their competitive nature and exciting viewing experiences. Among the game titles streamed on our platform, League of Legends, Playerunknown’s Battlegrounds and King of Glory, all being e-sports games, were the three mostly watched in terms of total viewing time in the fourth quarter of 2017. We closely cooperate with e-sports event organizers, game developers and game publishers to identify trending e-sports competitions and secure live streaming rights of matches and tournaments favored by our community. As of December 31, 2017, we cooperated with over 90 e-sports event organizers and provided live streaming services for over 360 e-sports tournament matches since our inception. We also organized 94 e-sports tournaments with a total number of approximately 41.0 million viewership in 2017.

Other entertainment content

To accommodate our user’s diverse interests, we have expanded our coverage to include a wide spectrum of other entertainment content, such as talent shows, anime and outdoor activities. We also offer our own original content produced in collaboration with professional content producers. In the fourth quarter of 2017, our broadcasters had a total of 3.6 million streaming hours of other entertainment content on our platform, representing an increase of 132.4% from the same period of 2016.

Talent show live streams constitute a major genre of our other entertainment content. Broadcasters of talent shows use our platform as an arena to showcase their artistic talents. Besides talent shows, our entertainment content covers a variety of other themes, such as outdoor activities and anime. We continue to diversify our content offerings to provide a one-stop live streaming entertainment platform for our users in order to enhance their stickiness and deepen their ongoing engagement.

Our Content Creators

We have established deep cooperation with our broadcasters and talent agencies to deliver high-quality, fun and trendy live streaming content. Our collaboration with them is crucial to our continued success and growth.

Broadcasters

We encourage everyone to join our community and live stream on our platform. Any user can register as a broadcaster of Huya and start live streaming after completing a few simple identity verification steps. As our platform is easily accessible to all, our large broadcaster base consists of not only professional gamers and artists who showcase their gaming skills and artistic talents, but also amateurs who want to share fun and their life moments. In the fourth quarter of 2017, we had over 610,000 average monthly active broadcasters on our platform. Most of our broadcasters join us by proactively registering through our websites or apps. We also conduct broadcaster recruitment through talent searches or talent agencies.

We manage, support and promote our broadcasters based on their respective level of popularity and quality of content. For the most popular broadcasters, we cooperate with their talent agencies to develop individualized promotion strategies and help them continue to generate top-quality content. We also utilize our data analytic capability to identify broadcasters that have shown great potential, based on ranking and popularity trends, and devote appropriate resources to them. Leveraging our strong data analytic capability and AI enabled technology, we are able to recommend content generated by promising broadcasters to interested users, thus bring increasing user traffic and improving their popularity. We selectively record and edit gameplays of popular broadcasters and make video clip highlights to offer a more flexible viewing schedule to followers of those broadcasters. We are also committed to nurturing and promoting our amateur broadcasters, which we believe is crucial for the sustainable growth of our broadcaster community and the development of our diversified content. We help those amateur broadcasters improve their content quality as well as their attractiveness on our platform by providing technical support and pairing them with talent agencies if necessary.

Our effective management of broadcasters is also reflected in our ability to promptly motivate and organize broadcasters to maximize coverage for popular and trending games. For example, Playerunknown’s Battlegrounds, a multi-player online battle royale game, attracted an increasing number of players shortly after its beta release in March 2017. After identifying this trend, with the support of talent agencies, we successfully mobilized our existing broadcasters and attracted new broadcasters to increase live streaming frequency for this game on our platform. By the time Playerunknown’s Battlegrounds gained popularity among the wider audience in China, we had already assembled a dedicated strong team of hundreds of broadcasters and were therefore able to continue to attract a massive number of players and fans of this game to our platform. Our close relationship with and our effective management of broadcasters enable us to further expand our native advertising services to advertisers and offer effective new game promotion campaigns to game developers and publishers.

All broadcasters streaming on our platform need to enter into standard broadcaster agreement with us. For certain popular or promising broadcasters, we may also enter into additional customized cooperation agreements with them to facilitate closer collaboration. The majority of these customized cooperation agreements has a term of one to three years. Those customized cooperation agreements generally contain exclusivity clauses that require the contracted broadcasters to live stream exclusively on our platform during the contractual term. Pursuant to the standard broadcaster agreements and customized cooperation agreements, broadcasters and their talent agencies may be entitled to share a percentage of the revenues generated from the sales of virtual items attributed to their live streams. We also obtain the relevant intellectual property rights of the live streams content they create. We also pay a monthly fee to certain popular broadcasters if they satisfy specific requirements with respect to active days, content volume and popularity rankings.

Below is a case study of one of our popular broadcasters:

“Xiaoqian” is a popular broadcaster focusing on game live streaming on our platform. After graduating from a renowned university and having several years of corporate experience, she chose to join our platform as a broadcaster to enjoy expressing herself in a vibrant community. She started live streaming game content, since the beginning of 2017 and quickly gained popularity on our platform due to her gaming skills and refreshing commentary style. Our content team recognized her potential based on viewer’s feedback and we provided her with resources to improve live streaming performance and boost her popularity. Together with her charisma and passion for live streaming, she has become one of our most popular broadcasters who live stream King of Glory with over 580,000 followers. Now, she has a career as a full-time broadcaster on our platform with a flexible streaming schedule.

Talent agencies

The scale and vibrancy of our platform and community have also attracted a growing number of talent agencies to recruit, manage, train, support and promote our broadcasters. Talent agencies that cooperate with us vary in size, ranging from associations of a couple of broadcasters to professional agency firms managing thousands of popular broadcasters. As of December 31, 2017, we were in cooperation with over 30,000 talent agencies.

Aside from a few top tier broadcasters who are managed by us directly, we cooperate with talent agencies to manage our broadcasters on a day-to-day basis, which we believe is critical to our ability to search, identify and retain best talent in this evolving and competitive industry and our continued improvement in operational efficiency. Talent agencies are involved in every step of the broadcaster development process—from recruitment and live streaming training, to promotion strategies. We provide guidance on content monitoring, compliance and corporate governance training to them to improve their management efficiency and quality and ensure their healthy development. Our close relationship with talent agencies has fostered a sense of connection and belonging among our broadcasters, talent agencies and ourselves, which helps us successfully retain broadcasters. We also have a series of rules, guidelines and policies in place to regulate and manage talent agencies that cooperate with us. Talent agencies are required to provide ongoing compliance trainings to broadcasters under their management as well as monitor and review relevant streams. Any violation of such rules, guidelines and policies may result in the suspension or termination of cooperation with the breaching talent agency by us.

Any talent agency can join our platform by registering with us online. Certain talent agencies with the capacity to produce large volume of high-quality content and manage a considerable pool of talent may be recognized as platinum talent agencies upon our thorough assessment of their qualifications and broadcaster portfolios. We provide platinum talent agencies additional resources to promote and develop their broadcasters. As of December 31, 2017, we had recognized nearly 1,000 platinum talent agencies that managed in total over 100,000 broadcasters on our platform.

Our Platform

Our platform includes our mobile apps, PC clients, and mobile and PC websites through which users can access our live streaming services anywhere, anytime. Users may also connect to our platform through YY Client, a PC client offered by YY. We offer a variety of features, tools and services to our users and broadcasters on our platform. Users on mobile devices may access our platform either through our dedicated “Huya Live ( )” mobile app or through the mobile-device-friendly website “m.huya.com.” Broadcasters may also conveniently live stream through our “Huya Assistant ( )” and “Huya Mobile Game ( )” mobile apps. Our mobile apps are available for download from Apple App Store and various Android app stores. We also provide live streaming services through our PC website at www.huya.com and PC clients to both users and broadcasters.

Below are screenshots of our mobile app interface and PC website interface:

Our platform—mobile app

Our platform—PC website

Features for Users

Through our Huya platform, users can watch live streams and chat with their favorite broadcasters and fellow users anytime, anywhere. Features of our platform have been carefully designed to create a seamless viewing experience, an interactive environment, and a vibrant culture for our users. The basic features of our platform dedicated to users include watching and following, content exploring and recommendation, bullet chatting and messaging, and purchasing and gifting.

Watching and following. Watching live streams is the main function of our platform. Video resolution and quality of live streams are adjusted automatically based on the users’ internet connection quality. When watching a live stream, users may choose to follow a broadcaster through our following feature and receive notification in the future when the broadcaster starts streaming. Users are also able to share links to live streams on other social media platforms.

Content exploring and recommendation. Interface of our websites and apps are user-friendly and easy to navigate. Leveraging our AI technology and massive user data, we are able to generate a front page with individualized content recommendations matching the interest profile of each returning user. Users may also browse our content genres, or type in key words in the search bar displayed on our websites and apps interfaces to look for content that may interest them.

Bullet chatting and messaging. Fun and engaging interactions between our users and broadcasters are the cornerstone of our vibrant user community. Bullet chatting is an innovative feature on our platform that allows users to chat with broadcasters and fellow users through messages that glide across the screen like bullets while watching live streams. Bullet chats can be seen by all users who watch the same live stream, and therefore can stimulate interaction among users. The bullet chatting feature has transformed the live streaming viewing experience by displaying thoughts, feelings and commentary of other users viewing the same content, thus creating additional interaction beyond live stream content itself. Users can also communicate with other users or broadcasters through real-time commenting or in a private setting through our messaging feature.

Purchasing and gifting. Users can purchase various virtual items on our platform and send them to broadcasters as gifts or use them to enjoy privileges and rights. See “—Monetization—Live Streaming.” Purchases could be made conveniently through our websites and apps. We cooperate with third-party payment platforms, such as WeChat Pay and AliPay, in handling payments made on our platform. Users may also use Y coin, a virtual currency issued by YY, to purchase virtual items on our platform.

Below are screenshots of interfaces showing the above-mentioned features:

Features for users—streaming channel (horizontal mobile screen)

Features for users—streaming channel (vertical mobile screen)

Features for users—content recommendation

Features for Broadcasters

We provide handy tools for our broadcasters to create quality content. We have designed a series of dedicated PC client and mobile apps for our broadcasters, enabling them to live stream anytime, anywhere. The basic broadcaster features of our platform include streaming and uploading, and analytical tools.

Streaming and uploading. Our apps and PC client are compatible with built-in cameras on smart devices and professional high-resolution digital cameras. Broadcasters may live stream in studios with professional equipment, or simply share their life moments with their mobile phones at any location. Our apps and PC client allow broadcasters to transmit multi-media content to our users real-time through our server. Broadcasters can add a variety of visual and audio effects to their live streams at their own choice.

Analytical tools. Our mobile apps and PC client for broadcasters provide certain analytical data, such as demographic of followers and viewers and statistics of viewer number, comments and bullet chats. Such analytical data enable our broadcasters to monitor user reactions and feedbacks so as to improve their performance.

Below are screenshots of interfaces showing the above-mentioned features:

Features for broadcasters during live streaming

Features for broadcasters at the end of live streaming

Monetization

As users continue to explore and enjoy our comprehensive content, we will further expand our monetization channels. At present, our revenues are primarily derived from our paying users and advertisers or third-party advertising agencies.

Live Streaming

We generate revenues primarily from paying users of our live streaming platforms. Our users can purchase various virtual items offered by us, including consumable virtual items and time-based virtual items.

Broadcasters may be entitled to share a percentage of the revenues generated from the sales of virtual items attributed to his or her live streams.

Consumable virtual items mainly serve as gifts to broadcasters. Special visual effects, such as thumbs-up, planes, or treasure boxes, on the screen will be generated during live streaming when these gifts are presented to the broadcasters by users. Purchase and use of these virtual items are a new way for users to participate in live streams, which stimulate interactions between broadcasters and users and encourage users to contribute to live streams, rather than merely viewing.

Users may also purchase time-based virtual items from us, such as the membership with the designation of “Noble Members” for themselves, and premium status for their favorite broadcasters. There are six tiers in our membership program and each tier offers a range of privileges and benefits, such as virtual items exclusively available to members, dedicated customer services specialist and bullet chatting with special colors.

We share revenues generated on our platform with broadcasters and talent agencies. See “—Our Content Creators.”

Advertising services

We derive part of our revenues from advertising placements on our platform. We offer customized advertising services aimed at targeted demographics.

The most common form of advertising on our platform are display advertisements, which are offered in different placement formats, including (i) background advertisements that appear on the side of a live stream screen, (ii) feed advertisements placed in various areas of our platform, and (iii) advertisements placed on the launch screen of our mobile apps. We also offer native advertisements through providing monetary incentives to our popular broadcasters in exchange for product placement or game promotion in their live streams. We also utilize our integrated platform to provide event-driven advertising solutions for advertisers such as advertising campaigns during e-sports tournaments and other game events.

We strive to creatively design tailored advertising campaigns for advertisers without compromising user experience. We focus on content, style, design and interactive features of the advertisements so that they will not be disruptive to our users.

A majority of our advertising revenue is derived from advertisers in the games industry, including game developers, publishers and e-sports organizers. Our brand advertisers also include international and domestic companies that operate across a variety of industries, including electronics, online retail and automobiles. Display advertisements fees are generally determined on the basis of the cost per thousand views or the cost per day.

Others

We also develop and operate certain mobile games jointly with third-party distribution platforms, and game-related apps. Our users access those games through our platform and purchase in-game virtual items that enhance their playing experience.

Content Screening and Review

We are committed to complying with the relevant laws and regulations on online content and dedicated to the protection of third-party copyrights. We have invested significant resources in developing advanced content monitoring and copyright protection technologies, policies and procedures.

We maintain four layers of content management and review procedures to monitor live streaming content on our platform to ensure that we are able to promptly identify content that may be deemed to be inappropriate, in violation of laws, regulations and government policies or infringing upon third-party rights. When any inappropriate or illegal content is identified, we promptly terminate the live stream and remove the concerned comments or bullet chats. Further actions may also be taken to hold relevant content creators accountable.

Our automated AI-backed screening mechanism serves as the first layer of defense in our content review system. This system automatically flags and screens out live streams that involve inappropriate or illegal audio, video, comments or chats by comparing the image, sound or text against our databases in real time. Once the content is processed by our AI-backed automated screening mechanism, our system then extracts identifiers from the content and sends them to our manual content screening team, our second layer of defense, for further review. Our manual content screening team screens and monitors content uploaded to our platform on a 24-hour, 7-day basis to ensure that the flagged content is reviewed and any inappropriate or illegal live stream is immediately suspended or terminated. In addition, our manual content screening team proactively monitors and reviews the live streams independently on a real-time basis.

Our third layer of defense is our frequently updated “blacklists.” This is a database built upon historical attempts or incidents of inappropriate or illegal live streams or other information provided by our third-party partners. Broadcasters or users listed on such blacklists may be temporarily or permanently banned from streaming or viewing on our platform, or may be subject to more stringent review and monitoring by our team on a case-by-case basis.

Finally, we have adopted an easy-to-use and responsive abuse reporting mechanism on our platform, which allows any of our users to report inappropriate content through “report” links. Any content being reported will be reviewed by our manual content screening team and appropriate actions will be taken.

Our broadcasters are required to register on a real-name basis. In addition, we require broadcasters to consent to the terms and conditions set forth in the broadcaster agreement of our platform before they can start live streaming. Pursuant to such agreement, each broadcaster undertakes not to live stream or otherwise distribute content that violates any PRC laws or regulations or infringes upon the intellectual property rights of any third party, and agrees to indemnify us for all damages arising from third-party claims against us caused by the infringing content produced by such broadcaster.

Technology

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, increasing operational efficiency and enabling innovations. Our technology platform has been designed for reliability, scalability and flexibility.

•	AI and big data analytics. AI is used extensively in various aspects of our operations and is particularly useful for reviewing and screening contents through recognizing and analyzing patterns. The massive volume of data, such as viewing history, user interactions and purchase preference, enable us to further optimize our AI technology and enhance its accuracy. As the quantity and variety of content and user interactions continue to grow, AI capability has become increasingly important for us to control our operating costs and enhance our user experience by avoiding extensive manual review. Our big data analytics capability enables us to build a comprehensive interest profile for each user by assigning interest tags to them. Combined with our AI capability, these interest profiles allow us to personalize user interfaces and recommend content to our users.

•

Live streaming technologies. Our state-of-the-art audio and video coding and streaming technologies enable low-latency and low-loss rates in delivering voice and video data on our platform, even with weak internet connection, which provides our users with superior viewing experience. According to a survey conducted by Frost & Sullivan in December 2017, we were ranked first by users in terms of live streaming video quality among all major game live streaming platforms in China. Audio and video technologies have been our main focus since our inception. For instance, we offer stable 8-12M pixels blue-ray quality live streaming.

•	Servers and other infrastructure. We have deployed hybrid cloud computing technology in our server system. We employ back-end architecture that enables smooth and expedient upgrades of our platform software infrastructure.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of the date of this prospectus, we have registered 2 patents in China, and have applied for 96 additional patents with the PRC State Intellectual Property Office and 4 additional patents under the patent cooperation treaty. In China, it generally takes up to one year for the Patent Office under the State Intellectual Property Office to review, and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention. See “Regulation—Intellectual Property Rights—Patents.” We have registered 66 software copyrights and 7 copyrights of artworks with the PRC National Copyright Administration. We have 95 registered domain names, including huya.com. As of the date of this prospectus, we have 8 registered trademarks in China and 5 registered trademarks in Hong Kong, including our “Huya,” “ ,” and “ ” trademarks, and are in the process to register additional 561 trademarks. We have obtained a royalty-free and exclusive license from Guangzhou Huaduo to use 39 patents, 18 of which are under application.

We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or claiming they have not infringed our intellectual property rights. See “Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms” and “Risk Factors—Risks Related to Our Business and Our Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

Branding and Marketing

We believe that our content variety and optimal user experience have led to repeated user visits and a strong word-of-mouth effect that strengthens awareness of our brand among users and broadcasters.

As a supplement to word-of-mouth marketing, we often promote our brand and platform through a mix of online viral marketing and offline promotional events. We market our platform through advertisements on search engines and various app stores and websites. We also cooperate with third-party smartphone manufacturers to attract users with smart devices. With respect to our offline marketing measures, we organize meet-and-greet events for our users to meet star broadcasters, sponsor e-sports tournaments and hold other user community events.

Competition

Online live streaming is an emerging industry in China. As a leading player in this market, we face competition from providers of similar services, and other online entertainment platforms. Online live streaming platforms that focus on games content compete directly with us for users and broadcasters. In addition, we compete with other large video streaming platforms, social media platforms and other platforms offering online entertainment. Some of our larger competitors have substantially broader product or service offerings and more working capital to support heavy spending on content, sales and marketing. We believe that our ability to compete effectively for users depends upon many factors, including the variety of our content, user experience on our platform, retention of key broadcasters, effectiveness of content monitoring and review, our relationship with business partners, our marketing efforts and reputation of our brands.

In addition, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and content management personnel. The success of our growth strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees.

Employees

We had 708 and 818 employees as of December 31, 2016 and 2017, respectively. As of December 31, 2017, 63%, 36% and 1% of our employees were located in Guangzhou, Zhuhai and Beijing, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2017.

	As of December 31, 2017
	Number	%
Functions:
Customer services and operations	261	31.9
Research and development	460	56.3
Sales and marketing	38	4.6
General and administration	59	7.2

Total number of employees	818	100.0

We participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance, as required by laws and regulations in China. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment, confidentiality and non-compete agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay compensation during the restriction period in accordance with PRC laws and regulations in this regard.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Properties

Our corporate headquarters is located in Guangzhou, China. As of the date of this prospectus, we have leased office space with an aggregate area of 9,992 square meters, of which 5,552 square meters are in Guangzhou and the remainder in Zhuhai, Beijing and Shanghai. We lease certain of our office premises from YY, our controlling shareholder, under operating lease agreements. Our physical servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Related to Our Business and Our Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform,” and “Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms.”

REGULATION

As live streaming industry is still at an early stage of development in China, new laws and regulations may be promulgated from time to time to introduce new regulatory requirements, including but not limited to, requirements of obtaining new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of current and future PRC laws and regulations, including those applicable to live streaming industries and our business. This section sets forth a summary of the most significant laws and regulations that are applicable our current business activities in China and that affect the dividends payment to our shareholders.

Regulation on Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as amended on July 29, 2014 and February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented on March 1, 2016, internet information services are a type of value-added telecommunications services. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology, or the MIIT, or its provincial branches prior to the commencement of such services. Currently, through Guangzhou Huya, our PRC consolidated affiliated entity, we hold an ICP license, a sub-category of the value-added telecommunications business operation license, covering provisions of internet and mobile network information services, issued by the Guangdong branch of the MIIT on May 27, 2017.

Regulations Relating to Foreign Ownership Restrictions

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008 and February 6, 2016, regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that foreign investors are prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including, among others, provision of internet content. In addition, foreign investors are required to have sufficient experience of operating value-added telecommunications business when applying for the MIIT’s value-added telecommunications business license.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which provides that (a) foreign investors can only operate telecommunications business in China through telecommunications enterprises with valid telecommunications business operation license; (b) domestic licensees may not rent, transfer or sell telecommunications business licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (d) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and (e) all value-added telecommunications service providers should improve their network and information security, establish relevant information safety system and set up emergency plans to ensure network and information safety. Provincial communications administration bureaus, which serve as local authorities in charge of regulating telecommunications services, (a) shall require existing qualified value-added telecommunication service providers to conduct self-assessment on their compliance with the MIIT Circular 2006 and report to the MIIT before November 1, 2006; (b) may revoke the business license for telecommunications business that does not meet the above requirements or fail to correct within specified time limit. However, due to the lack of additional interpretation from PRC regulatory authorities, it remains unclear as to what impact MIIT Circular 2006 may have on us or other PRC internet companies with similar corporate and contractual structures.

To comply with such foreign ownership restrictions, we operate our live streaming platform in China through Guangzhou Huya, our variable interest entity, which is owned by Guangzhou Huaduo and Guangzhou Qinlv. The shareholders of Guangzhou Huaduo are Mr. David Xueling Li, our chairman, and Beijing Tuda Science and Technology Co., Ltd, a variable interest entity of YY. The sole shareholder of Guangzhou Qinlv is Mr. Rongjie Dong, our chief executive officer and director. We gained control and became the sole beneficiary of Guangzhou Huya through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders. See “Corporate History and Structure—Contractual Arrangements with Guangzhou Huya.” Moreover, Guangzhou Huya is the registered holder of domain names, trademarks and facilities necessary for our daily operations, which we believe is in compliance with the MIIT Circular 2006. We are advised by our PRC legal counsel, Commerce & Finance Law Offices that, based on its understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we are further advised by our PRC legal counsel that there are substantial uncertainties with respect to interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that PRC governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate provision of internet information services in the PRC. According to the ICP Measures, internet information services refer to provision of information through internet to online subscribers, including commercial and non-commercial services. Pursuant to the ICP Measures, commercial internet information service providers shall obtain ICP licenses, from relevant PRC local authorities before engaging in commercial internet information services in China. In addition, according to relevant PRC laws, administrative regulations or rules, providers of internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatus shall obtain consent of the relevant PRC competent authority before applying for operating permit or carrying out record-filing procedures. Guangzhou Huya currently holds the ICP license on internet information services issued by the Guangdong branch of the MIIT on May 27, 2017.

Besides, the ICP Measures and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties. If an internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and delete the information and report to the government authorities. Any provider’s violation of these prohibitions will lead to revocation of its ICP license and, in serious cases, shutdown of its internet systems.

Internet Publication and Cultural Products

On February 4, 2016, State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT, and the MIIT issued the Measures for Network Publication Service Administration, or Network Publication Measures, which took effect on March 10, 2016. The Network Publication Measures introduced an internet publishing license regime for internet publications. According to the Network Publication Measures, the term “online publications” includes games, animation, audio and video readings in literature, art, science and other fields. The operation of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an internet publishing services license so that it can directly operate its online games to the public in the PRC, or (ii) publish its online games through a qualified press entity by entering into a corporation agreement.

As of the date of this prospectus, we have not obtained an internet publishing license. As the date of this prospectus, online games developed or operated by us have been published through third party partners who have internet publishing licenses. Currently, we allow broadcasters to upload their recorded video clip on our platform. We also selectively record and edit live streaming gameplay of certain popular broadcasters and turn them into video clip highlights, which may be considered as the “internet publications”. Thus, we may be required to obtain an internet publishing license by the authorities.

Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous game playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours is deemed “fatiguing”, and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

In addition, pursuant to the Provisions on the Administration of Online Live-streaming Services promulgated by Cyberspace Administration of China on November 4, 2016 and took effect on December 1, 2016, live streaming service providers should verify the identity of users on a live streaming platform with their information such as mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by Ministry of Culture on December 2, 2016 and took effect on January 1, 2017, live streaming service providers should require broadcasters on a live streaming platform to make real-name registration.

For detailed analysis, see “Risk Factors—Risks Related to Our Business and Our Industry—Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase the level of user traffic to our platforms as well as our ability to expand into other market opportunities.”

Virtual Currency

On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by users to exchange into virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by users for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system.

In February 2007, fourteen PRC regulatory authorities jointly issued a circular to further strengthen the oversight of internet cafes and online games. In accordance with the circular, the People’s Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the MOC and the MOFCOM jointly issued a notice to strengthen the administration of online game virtual currency. The Virtual Currency Notice requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice businesses that issue virtual currency for online games are prohibited from offering services that can trade virtual currency. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to mandatory corrective actions and fines.

Under the Virtual Currency Notice, online games virtual currency trading service provider refers to the business that provides platform services related to trading virtual game of online games among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider.

The Virtual Currency Notice regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as lottery, betting or lottery, and the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency transaction services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

In addition, the Online Game Measures promulgated in June 2010 further provide that (i) virtual currency may only be used to purchase services and products provided by the online service provider that issues the currency; (ii) the purpose of issuing virtual currency shall not be malicious appropriation of the user’s advance payment; (iii) the storage period of online gamers’ purchase record shall not be shorter than 180 days; (iv) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level. The Online Game Measures stipulate that virtual currency service providers may not provide virtual currency transaction services to minors or for online games that fail to obtain the necessary approval or filings, and that such providers should keep transaction records, accounting records and other relevant information for its users for at least 180 days. On December 1, 2016, MOC released the Notice on Regulating Online Game Operation and Strengthening Concurrent and Ex-Post Supervision, to be implemented from May 2017, restate and introduce a series of regulatory requirements governing the online game operation, including clarifications on online game operation and operators, virtual items rules, random-event rules, user protection measures, and reiteration of MOC’s approval and filing requirements.

Guangzhou Huya holds a valid Internet Culture Operation License covering the issuance of virtual currency. We issue different virtual currencies and prepaid tokens to users on our platforms for them to purchase various virtual items to be used in live streaming and in online game, however, our service does not constitute virtual currency transaction services because users may not transfer or trade virtual currency among themselves. See

“Risk Factors—Risks Related to Doing Business in China—Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.”

Online Music and Entertainment

On November 20, 2006, the MOC issued Several Suggestions of the MOC on the Development and Administration of Internet Music, or the Suggestions, which became effective on the same date. The Suggestions, among other things, reiterate the requirement for an internet service provider to obtain an Internet Culture Operation License to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions clarifying whether music products will be regulated by the Suggestions or how such regulation would be carried out.

On October 23, 2015, the MOC promulgated the Notice on Further Strengthening and Improving the Content Management of Online Music, which stipulated that operating entities shall carry out self-examination in respect of the content management of online music, which shall be regulated by the cultural administration departments in process or afterwards.

Guangzhou Huya holds a valid Internet Culture Operation License which allows us to carry out internet music business. Some performers on our platforms may perform along with recorded music. If any music provided through our platforms is found to lack necessary filings and/or approvals or infringe the copyright of third parties, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MOC or its local branches. See “Risk Factors—Risks Related to Our Business and industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Moreover, the unauthorized posting of online music on our platforms by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See “Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms” and “PRC Regulation—Intellectual Property Rights—Copyright Law.”

In 2011, the MOC greatly intensified its regulation of the provision of online music products. According to the series of Notices on Clearing Online Music Products That Are in Violation of Relevant Regulations promulgated by the MOC since January 7, 2011, entities that provide any of the following will be subject to relevant penalties or sanctions imposed by the MOC: (a) online music products or relevant services without obtaining corresponding qualifications, (b) imported online music products that have not passed the content review of the MOC or (c) domestically developed online music products that have not been filed with the MOC. Thus far, we believe that we have eliminated from our platforms any online music products that may fall into the scope of those prohibited online music products thereunder.

On April 25, 2016, the SAPPRFT promulgated and implemented the Provisions on the Management of Private Networks and Directed Streaming Audiovisual Programs and Services. According to this regulation, any entity or person engaging in the provision of content, integrated broadcast control, transmission and distribution of private networks and directional transmission of audio-visual program services shall obtain the “Permit for the Transmission of Audio-visual Programs through Information Networks”.

According to the Provisions on the Administration of Internet Audio-visual Program Services promulgated by the SARFT on December 20, 2007 and effective from January 31, 2008 and amended on August 28, 2015, the internet audio-visual program services refer to produce, edit, integrate and provide audio-visual programs to the public via the internet, as well as provide services for uploading and distributing audiovisual programs to others. Any entity or person engaging in internet audiovisual program services shall obtain the License for Disseminating Audiovisual Programs on Information Networks issued by the radio, film and television authorities in accordance with the Provisions on the Administration of Internet Audiovisual Program Services.

According to the SAPPRFT on September 2, 2016, the Circular on Issues Concerning the Management of Direct Streaming Services for Audio-visual Programs on the Internet was released which prescribed that any streaming services that stream any major political, military, economic, social, cultural and sports activities or broadcast live social activities such as cultural events and sporting events should obtain an audio-visual program license. The audio-visual programs live streaming channels operated for live webcast platform (live room) shall not be used to run news, variety, sports, interviews, comments and other audio-visual programs. However, it did not specify that live streaming of matters other than those indicated above will require a license for disseminating audiovisual programs through information networks.

Moreover, on November 4, 2016, the State Internet Information Office promulgated the Internet Streaming Services Regulations, which implemented on December 1, 2016. The Regulations also require that, online performances and online audio-visual programs provided through internet streaming, when involving the above mentioned matters, should obtain a license according to the laws and regulations related to the qualifications.

Regulations Related to Commercial Performances

The Administrative Regulations on Commercial Performances (Revised in 2016) was promulgated by the State Council and put into effect on February 6, 2016. According to the administrative regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of his or its performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB 50,000 to RMB100,000 will be imposed.

Currently, Guangzhou Huya holds a valid Commercial Performance License issued by the Guangzhou Bureau of Culture, Radio, Television and Press Panyu District Branch.

Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the MOC, the SARFT, the GAPP, the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. Under these provisions, non-state owned capital and foreign investors are prohibited from engaging in the business of distributing audiovisual programs through information networks.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions,

on December 20, 2007, which took effect on January 31, 2008 and subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the Audio-Visual License issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audio-visual program services providers engaging in such services prior to the promulgation of the Audio-Visual Program Provisions are able to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated by the SAPPRFT on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

The Audio-Visual Provisions was promulgated by the SAPPRFT on April 25, 2016 and put into effect on June 1, 2016. The Audio-Visual Provisions apply to the radio and TV program and other audio-visual program services with targeted audience through the targeted transmission channels, such as local area network, virtual private network, internet and other information networks, and with TV and handheld electronic equipment as terminal recipients. According to the Audio-Visual Provisions, to engage in the transmission and distribution of audio-visual programs, the Audio-Visual License is required. Foreign-invested enterprises shall not engage in such business.

In addition, the State Internet Information Office promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions, on November 4, 2016, which came into effect on December 1, 2016. According to the Internet Live-Streaming Services Provisions, an internet live-streaming service provider shall (a) establish a live-streaming content review platform; (b) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations.

According to the Guangdong Province Letter for purpose of investigating live streaming businesses, only live streaming services on either (i) major political, military, economics, social, cultural, sports activities or reality event streaming or (ii) activities such as general social group cultural activities or sports events” are required to apply for an Audio-Visual License. The Guangdong Province Letter further stated that live streaming of online shows, online games and online drama performances do not require an Audio-Visual License. We are also advised by our PRC Legal Counsel that the Audio-Visual License is not required for our live streaming business as of the date of this prospectus. As to our video clip services on our platform, although we currently hold an Audio-Visual License, due to the interpretation and implementation of existing and future laws and regulations, this may not be sufficient to meet regulatory requirements. For detailed analysis, see “Risk Factors—

Risks Related to Our Business and Our Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Production of Radio and Television Programs

On July 19, 2004, the SARFT issued the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004. The Radio and TV Programs Regulations require any entities engaging in the production of radio and television programs to obtain a license for such businesses from the SARFT or its provincial branches. Entities with the License for Production and Operation of Radio and TV Programs must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

Guangzhou Huya holds an effective License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs.

Regulation on Internet Bulletin Board Services

On November 6, 2000, the MIIT promulgated the Administrative Measures on Internet Bulletin Board Services, or BBS Measures, which required commercial internet information service providers that provide bulletin boards, discussion forums, chat rooms or similar services, or BBS services, to obtain specific approval from the competent telecommunications authorities. Commercial internet information service providers are also required to conspicuously display their ICP license numbers and the BBS rules and inform users of the possible legal liabilities and consequences for posting inappropriate comments. Although the BBS Measures were abandoned in July 2010 by the State Council, certain telecommunication authorities still require online bulletin board services be itemized in ICP license if an ICP license holder intends to provide such services.

Regulation on Advertising Business and Conditions on Foreign Investment

The SAIC is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include: (i) Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015 and effective since September 1, 2015; (ii) Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective on December 1, 1987; and (iii) Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000, November 30, 2004 and December 12, 2011, respectively.

According to the above regulations, companies that engage in advertising activities must obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in its business scope do not need to apply for an advertising operation license, but such enterprise cannot be a radio station, a television station, a newspaper and magazine publishing house or other any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises engaged in advertising without permission may be fined, confiscated advertising revenue, stop advertising. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

On July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet apps, or other internet media. The Internet Advertising Measures specifically sets out the following requirements: (a) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; (b) sponsored search results must be clearly distinguished from organic search results; (c) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (d) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal.

Intellectual Property Rights

Software registration

The State Council and the NCA have promulgated various rules and regulations relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. For the number of software programs for which we had registered software copyrights as of the date of this prospectus, see “Business—Intellectual Property.”

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patent applications we made as of the date of this prospectus, see “Business—Intellectual Property.”

According to the PRC Patent Law, if the Patent Office finds the application of an invention conforms to the legal requirements after its preliminary examination of such application documents, it shall publish the application promptly within 18 full months after the filing date. According to the Guidelines of Patent Examination that took effect on July 1, 2006, the examination of patent shall include the preliminary examination, the substantive examination, examination of international applications entering the national phase and review. However, the above-mentioned regulations do not explicitly state how long it takes for a patent application to be approved or denied. In practice, it generally may take up to one year for the Patent Office to review and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention.

Copyright law

The Copyright Law of the People’s Republic of China, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters. The amended Copyright law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

To further clarify some key internet copyright issues, on December 27, 2012, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an internet information service provider work in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the PRC National Copyright Administration and MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. When imposing administrative penalties upon the act which infringes upon any users’ right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Where a copyright holder finds that certain internet content infringes upon its copyright and sends a notice to the relevant internet information service operator, the relevant internet information service operator is required to (i) immediately take measures to remove the relevant contents, and (ii) retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. If the content is removed by an internet information service operator according to the notice of a copyright holder, the content provider may deliver a counter-notice to both the internet information service operator and the copyright holder, stating that the removed content does not infringe upon the copyright of other parties. After the delivery of such counter-notice, the internet information service operator may immediately reinstate the removed contents and shall not bear administrative legal liability for such reinstatement.

An internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner’s notice of infringement and, as a result, damages public interests.

Where there is no evidence to indicate that an internet information service operator is clearly aware of the existence of copyright infringement, or the internet information service operator has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the internet information service provider shall not bear the relevant administrative legal liabilities.

We have adopted measures to mitigate copyright infringement risks. But we could still face copyright infringement claims with respect to copyrighted content being streamed live, recorded or made accessible, or songs performed live, recorded or made accessible on our platform. See “Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms.”

Domain name

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On May 28, 2012, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. For the number of domain names we registered as of the date of this prospectus, see “Business—Intellectual Property.”

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks we had and trademark applications we had made as of the date of this prospectus, see “Business—Intellectual Property.”

Internet Infringement

On December 26, 2009, the Standing Committee of National People’s Congress promulgated the Tort Law of the People’s Republic of China, or the Tort Law, which became effective on July 1, 2010. Under the Tort Law, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

Regulation of Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. The PRC government has promulgated measures relating to internet content through a number of governmental agencies, including the MIIT, the MOC and the GAPP. These measures specifically prohibit internet activities, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures requires all internet information services operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and subsequently amended on August 27, 2009, that may subject any persons to criminal liabilities in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections (2011 amendment), which prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

On December 28, 2012, the Standing Committee of the National People’s Congress reiterated relevant rules on the protection of internet information by issuing the Decision on Strengthening the Protection of Network Information, or the 2012 Decision. The 2012 Decision distinctly clarified certain relevant obligations of the internet information service provider. Once it discovers any transmission or disclosure of information prohibited by the relevant laws and regulations, the internet information service provider shall stop transmission of such information, take measures such as elimination, keeping relevant record, and reporting to relevant authorities. To comply with the above laws and regulations, we have established an internet information security system to implement measures on information filtering. We have four levels of content management and review procedures including automated our AI backed screening technology and system, our manual content screening team, our frequently updated blacklists and our responsive abuse reporting mechanism. “Business—Content Screening and Review.”

Privacy Protection

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. PRC laws and regulations prohibit internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the PRC State Administration of Foreign Exchange, or SAFE, is required for capital account transactions.

On August 29, 2008, SAFE issued Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be repayment of Renminbi loans if the proceeds of such loans have not been used.

In 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise.

Dividend distribution

The Foreign Investment Enterprise Law, promulgated in 1986 and amended in 2000 and 2016, and the Administrative Rules under the Foreign Investment Enterprise Law, promulgated in 2001 and 2014, are the key regulations governing distribution of dividends of foreign-invested enterprises.

According to these regulations, a wholly foreign-owned enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Circular 37. Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. And, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive, and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. Our PRC resident shareholders, Mr. David Xueling Li and Rongjie Dong, had completed their SAFE registration and updated their change of shareholding with the local SAFE branch in relation to their investment in our company. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

Stock option rules

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. We and our PRC citizen employees who have been granted share options, or PRC optionees, are subject to the Stock Option Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our PRC optionees may be subject to fines and other legal sanctions. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008 and subsequently amended on February 24, 2017. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv)50% or more of voting board members or senior executives habitually reside in the PRC.

In addition, Bulletin No. 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

On February 3, 2015, the SAT issued a Public Notice 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source and Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents that took effect in December 2017, the Section 2 of Article 8 and Article 13 have been abolished. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer outside China, and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, neither SAT Circular 698 nor SAT Circular 7 applies to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We do not meet all of the conditions above; therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Value added tax

On January 1, 2012, the State Administration of Taxation officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. The Pilot Program initially applied only to transportation industry and modern service industries, Pilot Industries, in Shanghai in 2011 and expanded to eight trial regions (including Beijing and Guangdong province) and nationwide progressively from August to December 2012. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. Going forward, in Guangdong province, we will pay the pilot VAT instead of business taxes for our live streaming services, advertising activities, and for any other parts of our business that are deemed by the competent state tax authorities to be in the scope of the Pilot Industries.

On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the MOF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities were subject to VAT at the rate of 6% for services provided and 17% for goods sold as of December 31, 2016.

Cultural development fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to VAT after the VAT reform program.

Labor laws and social insurance

The principle laws that govern employment include: (i) Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009; and (ii) Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012.

According to the Labor Law and Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. And Employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

We have caused all of our full-time employees to enter into written labor contracts with us and have provided and currently provide our employees with the proper welfare and employment benefits.

New M&A regulations and overseas listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006, and amended on June 22, 2009. The New M&A Rule requires offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. We are advised by our PRC Legal Counsel, Commerce & Finance Law Offices, that based on its understanding on the current PRC laws, rules and regulations, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE. For detailed analysis, see “Risk Factors—Risks Related to Doing Business in China—China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
David Xueling Li	45	Chairman of Board of Directors
Rongjie Dong	43	Director, Chief Executive Officer
Steven Xiaoyi Ma	44	Director
Hongqiang Zhao	42	Independent Director Appointee*
Xiaopeng He	42	Independent Director Appointee*
Henry Dachuan Sha	32	Chief Financial Officer
Ligao Lai	39	Chief Technology Officer

*	Each of Mr. Zhao and Mr. He has accepted our appointment to be a director of the Company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. David Xueling Li has been the chairman of our board of directors since July 2017. Mr. Li is also a co-founder, chairman and acting chief executive officer of YY. From YY’s inception in April 2005 to August 2016, Mr. Li served as YY’s chief executive officer. Before founding YY, Mr. Li worked at NetEase.com, Inc. from July 2003 to April 2005 and served as its chief editor. In 2000, Mr. Li founded CFP.cn, a website that provided a copyright trading platform for journalists and amateur photographers. Mr. Li received a bachelor’s degree in philosophy from Renmin University of China.

Mr. Rongjie Dong has been our chief executive officer since August 2016 and our director since March 2017. From April 2013 to August 2016, Mr. Dong served as executive vice president of YY. From 2000 to 2006, Mr. Dong served as product manager and head of the technology department of 163.com. Mr. Dong received his bachelor’s degree in computer hardware from Beijing Information Engineering Institute (now known as Beijing Information Science and Technology University).

Mr. Steven Xiaoyi Ma has been serving as our director since March 2018 and was appointed to our board by Linen Investment Limited. Currently, Mr. Ma also serves as a senior vice president at Tencent. Prior to joining Tencent in 2007, Mr. Ma served as a general manager of games division of OPTIC Communication Co., Ltd. Prior to that, Mr. Ma worked as a general manager at Shanghai EasyService Technology Development Ltd. Mr. Ma received a bachelor’s degree in computer science from Shanghai Jiaotong University in China and an EMBA degree from Fudan University in China.

Mr. Hongqiang Zhao will serve as our independent director immediately upon the effectiveness of our registration on Form F-1, of which this prospectus is a part. Mr. Zhao has served as the chief financial officer of BaiRong Financial Information Services Information Services Co. Ltd., or BaiRong, since December 2015. Prior to joining BaiRong, Mr. Zhao was the CFO of NetEase e-Commerce Business from November 2014 to December 2015, and the vice president of finance at SouFun Holdings Limited from December 2012 to October 2014. From March 2011 to December 2012, Mr. Zhao worked in New York as the director of financial analysis for Viacom Inc., a leading global entertainment content company. Between February 2009 and July 2011, Mr. Zhao served as an assistant chief auditor at the PCAOB, a regulatory oversight agency under the SEC of the United States. Prior to that, Mr. Zhao was a manager at KPMG LLP in the Washington D.C., providing professional services to internet, telecommunication and entertainment companies for more than eight years since August 2000. Mr. Zhao received his bachelor’s degree in accounting from Tsinghua University and his master’s degree in accountancy from George Washington University.

Mr. Xiaopeng He will serve as our independent director immediately upon the effectiveness of our registration on Form F-1, of which this prospectus is a part. In 2014, Mr. He co-founded Xpeng Motors, a

Chinese internet-based vehicle provider. Mr. He has served as the chairmen of Xpeng Motors since August 2017. From August 2014 to August 2017, Mr. He assumed several positions at Alibaba Group since Alibaba’s acquisition of UCWeb Inc., a Chinese mobile internet company co-founded by Mr. He in 2014. Mr. He received his bachelor’s degree in computer science from South China University of Technology.

Mr. Henry Dachuan Sha has been our chief financial officer since September 2017. Prior to joining us, Mr. Sha served as a director of Greenwoods Asset Management from May 2015 to August 2017. From August 2013 to August 2014, Mr. Sha worked as an associate at China Media Capital. Before his private equity career, Mr. Sha worked with Goldman Sachs’ Investment Banking Division from August 2011 to August 2013. Mr. Sha received a dual bachelor’s degree in electronic engineering and accounting from Fudan University.

Mr. Ligao Lai has been our chief technology officer since January 2017. Mr. Lai has approximately 20 years of experience in technology and software development. From February 2011 to December 2016, Mr. Lai served as a vice general manager and technology general manager at YY. From March 2004 to February 2011, Mr. Lai worked at the game department of Kingsoft (SEHK: 3888), mainly in charge of the research and development of online games. From July 1999 to March 2004, Mr. Lai worked as a developer and project manager at Kingsoft, responsible for the development of WPS Office software. Mr. Lai received a bachelor’s degree in electronics and information engineering from Wuyi University.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Pursuant to our amended and restated shareholders’ agreement, Tencent has the right to appoint at least one director as long as Tencent holds 20% of our issued share capital on a fully diluted basis. Notwithstanding the foregoing, any holder of a majority of the voting power in us has the right to appoint up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to such holder’s voting power in us. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Hongqiang Zhao, Mr. Xiaopeng He and Mr. Rongjie Dong. Mr. Hongqiang Zhao will be the chairman of our audit committee. We have determined that Mr. Hongqiang Zhao and Mr. Xiaopeng He satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange

Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Mr. Hongqiang Zhao and Mr. Xiaopeng He. Mr. Xiaopeng He will be the chairman of our compensation committee. We have determined that Mr. Hongqiang Zhao and Mr. Xiaopeng He satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Mr. Hongqiang Zhao, Mr. Xiaopeng He and Mr. Rongjie Dong. Mr. Hongqiang Zhao will be the chairperson of our nominating and corporate governance committee. Mr. Hongqiang Zhao and Mr. Xiaopeng He satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and its responsibilities of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our third amended and restated memorandum and articles of association, effective upon the completion of this offering. Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of, or hire or engage any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, the compensation to our executive officers in cash by us amounted to an aggregate of RMB3.9 million (US$0.6 million), and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary, our variable interest entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

In July 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated in March 2018, to provide incentives to our employees, directors and consultants and promote the success of our business. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2017 Plan is 28,394,117. As of the date of this prospectus, options to purchase 17,529,555 Class A ordinary shares have been granted and outstanding but no Class A ordinary shares underlying those options have been issued and outstanding, and 3,655,084 restricted share units have been granted but none of these restricted share units have been vested.

The following paragraphs describe the principal terms of the Amended and Restated 2017 Plan.

Type of awards. The Amended and Restated 2017 Plan permits the awards of options, restricted share units or any other type of awards approved by the committee or the board of directors.

Plan administration. The Amended and Restated 2017 Plan is administered by our board of directors or by a committee of one or more members of our boards to whom our board shall delegate the authority to grant or amend awards to any eligible persons other than any of members of the committee serving as the plan administrator. The plan administrator has the power and authority to determine the persons who are eligible to receive awards, as well as other terms and conditions of awards. Any grant or amendment of awards to any committee member serving as the plan administrator shall then require an affirmative vote of a majority of the board members who are not on the committee serving as the plan administrator.

Award agreement. Any award granted under the Amended and Restated 2017 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations for such award, which may include the number of shares subject to the award awarded, the exercise price, the provisions applicable in the event of the grantee’s employment or service terminates, among other provisions. The plan administrator may amend the terms of any award, prospectively or retroactively; provided that no such amendment shall impair the rights of any participant without his or her consent.

Eligibility. We may grant awards to directors, officers, employees and consultants of our company or any of our subsidiaries.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. Once all the preconditions provided in the relevant award agreements are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased, as well as making full payment of the aggregate exercise price of the shares so purchased.

Term of options. The plan administrator determines the term of each option and provides it in the relevant award agreement, but no option shall be exercisable more than five years after the grant date.

Transfer restrictions. Except under the laws of descent and distribution or otherwise permitted by the plan administrator, the participant will not be permitted to sell, transfer, pledge or assign any awards. In principle, all awards shall be exercisable only by the participants. However, a participant may also transfer one or more awards to a trust controlled by him or her for estate planning purposes.

Termination and amendment of the Amended and Restated 2017 Plan. Our board of directors may amend, alter or discontinue the Amended and Restated 2017 Plan, but no amendment, alteration or discontinuation shall be made if such amendment, alteration or discontinuation would impair the rights of a participant under any award without such participant’s consent.

The following table summarizes, as of the date of this prospectus, the outstanding options granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Rongjie Dong	5,647,700	US$	2.55	August 9, 2017	August 8, 2027
Henry Dachuan Sha	*	US$	2.55	September 1, 2017	August 31, 2027
Ligao Lai	*	US$	2.55	August 9, 2017	August 8, 2027
David Xueling Li	5,882,353	US$	2.55	March 15, 2018	March 14, 2028
Other individuals as a group	4,249,502	US$	2.55	August 9, 2017 and March 15, 2018	August 8, 2027 and March 14, 2028

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of the date of this prospectus, the outstanding restricted share units granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Rongjie Dong	*	March 31, 2018	March 30, 2028
Henry Dachuan Sha	*	March 31, 2018	March 30, 2028
Other individuals as a group	2,395,084	March 31, 2018	March 30, 2028

*	Less than 1% of our total outstanding shares.

Equity Incentive Trust

Solo Star—Light Eagle Trust was established under their respective trust deeds, dated March 31, 2018, between us, The Core Trust Company Limited, or Core Trust, as trustee and Solo Star Limited and Light eagle Limited, both as Nominees. Through Solo Star—Light Eagle Trust, our ordinary shares and other rights and interests under awards granted pursuant to our Amended and Restated 2017 Plan may be provided to certain of recipients of equity awards. As of the date of this prospectus, the participants in the Solo Star—Light Eagle Trust include our employees and certain of our executive officers.

Participants in the Solo Star—Light Eagle Trust transfer their equity awards to Core Trust to be held for their benefit. Upon satisfaction of vesting conditions and request by grant recipients, Core Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interest under the equity awards to the relevant grant recipients with the consent of the trust administrator. Each of the trust deeds provides that Core Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the trust administrator, which is the board of directors or an authorized representative of our company.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 27,389,737 Class A ordinary shares and 159,157,321 Class B ordinary shares on an as-converted basis outstanding as of the date of this prospectus and 42,389,737 Class A ordinary shares and 159,157,321 Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, subject to certain conditions. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares Beneficially Owned Prior to This Offering	Class B Ordinary Shares Beneficially Owned Prior to This Offering	Total Ordinary Shares on an As-Converted Basis		Total Voting Power Prior to This Offering(3)	Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Total Ordinary Shares on an As-Converted Basis After This Offering		Total Voting Power After This Offering
	Number	Number	Number(1)	%(2)%		Number	%	Number	%	Number	%	%
Directors and Executive Officers**
David Xueling Li(4)	7,242,679	—	7,242,679	3.9	0.4	7,242,679	17.1	—	—	7,242,679	3.6	0.4
Rongjie Dong(5)	—	4,970,804	4,970,804	2.7	3.1	—	—	4,970,804	3.1	4,970,804	2.5	3.0
Steven Xiaoyi Ma(6)	—	—	—	—	—	—	—	—	—	—	—	—
Henry Dachuan Sha	—	—	—	—	—	—	—	—	—	—	—	—
Ligao Lai	—	—	—	—	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group	7,242,679	4,970,804	12,213,483	6.5	3.5	7,242,679	17.1	4,970,804	3.1	12,213,483	6.1	3.5
Principal Shareholders:
YY(7)	—	89,698,282	89,698,282	48.1	55.4	—	—	89,698,282	56.4	89,698,282	44.5	54.9
Linen Investment Limited(8)	—	64,488,235	64,488,235	34.6	39.8	—	—	64,488,235	40.5	64,488,235	32.0	39.5

**	Except for Mr. Steven Xiaoyi Ma, the business address for our directors and executive officers listed in the table is Building B-1, North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Panyu District, Guangzhou, 511442, the People’s Republic of China.
(1)	Represents the sum of Class A and Class B ordinary shares beneficially owned by such person or group. The total number of Class A and Class B ordinary shares on an as-converted basis as of the date of this prospectus is 186,547,058. The total number of Class A and Class B ordinary shares on an as-converted basis outstanding after the completion of this offering will be 201,547,058, including (i) 15,000,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs, and (ii) 17,647,058 Class A ordinary shares and 68,900,000 Class B ordinary shares to be converted from our outstanding preferred shares, assuming the underwriters do not exercise their over-allotment option.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the total number of ordinary shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.
(3)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares on an as-converted basis held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares on an as-converted basis as a single class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to ten votes per share on all matters requiring a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(4)	Represents (i) 992,456 Class A ordinary shares directly held by Rosy Bay Limited, a British Virgin Islands company controlled by Mr. David Xueling Li, (ii) 4,411,765 series A-1 preferred shares directly held by New Wales Holdings Limited, a British Virgin Islands company wholly owned by Mr. David Xueling Li, (iii) 1,470,588 series A-1 preferred shares directly held by Legend Rank Ventures Limited, a British Virgin Islands company controlled by Mr. David Xueling Li, and (iv) 367,870 Class A ordinary shares directly held by Savvy Direction Limited, a British Virgin Islands company controlled by Mr. David Xueling Li. The registered offices of Rosy Bay Limited, New Wales Holdings Limited, Legend Rank Ventures Limited and Savvy Direction Limited are Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	Represents (i) 559,039 Class B ordinary shares directly held by All Worth Limited, a British Virgin Islands company wholly owned by Mr. Rongjie Dong, and (ii) 4,411,765 series A-2 preferred shares directly held by Oriental Luck International Limited, a British Virgin Islands company wholly owned by Mr. Rongjie Dong. The registered offices of All Worth Limited and Oriental Luck International Limited are both Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(6)	The business address of Mr. Steven Xiaoyi Ma is Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China.
(7)	Represents 89,698,282 Class B ordinary shares directly held by YY Inc. The registered office of YY Inc. is Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(8)	Represents 64,488,235 series B-2 preferred shares directly held by Linen Investment Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited. The registered office of Linen Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this prospectus, none of our outstanding ordinary shares including Class A ordinary shares and Class B ordinary shares and preferred shares including series A-1 preferred shares, series A-2 preferred shares and series B-2 preferred shares is held by record holders in the United States. The ADSs that we issue in this offering will represent our Class A ordinary shares. Immediately upon the completion of this offering, our series A-1 preferred shares will be automatically converted into Class A ordinary shares and our series A-2 and series B-2 preferred shares will be automatically converted into Class B ordinary shares. Pursuant to our amended and restated shareholders’ agreement, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional shares at the then fair market price to reach 50.1% of the voting power in us. If Tencent exercises such purchase right, Tencent will obtain control over our company. Other than Tencent’s purchase right discussed above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Agreements and Transactions with YY

Carve-out from YY to Guangzhou Huya. On December 31, 2016, YY completed the transfer of all assets, including trademarks, domain names, business contracts and tangible assets, relating to our business to Guangzhou Huya. Since January 1, 2017, Guangzhou Huya has operated our business. The historical net funding provided by YY for the business is deemed and presented as a contribution to our company from YY in our consolidated financial statements included elsewhere in this prospectus.

Services arrangement. Before the completion of our carve-out, our business was operated under YY. In January 2017, Guangzhou Huya and YY entered into a series of services agreements, under which YY agreed to provide certain services to Guangzhou Huya directly related to our business, including resource, cash collection from users as a payment channel for us and purchase of services on behalf of us. The agreements are effective for the year of 2017 and have been renewed for the year of 2018, and could be renewed once per year upon mutual agreement between Guangzhou Huya and YY. In relation to such services, the arrangements between YY and us in 2017 included YY’s resource support amounting to RMB151.2 million (US$23.2 million), its purchase of services amounting to RMB155.2 million (US$23.9 million) and its cash collection amounting to RMB2,352.5 million (US$361.6 million).

Online advertising arrangement. In addition, we entered into an online advertising and marketing framework agreement with Guangzhou Huaduo in January 2017. In 2017, revenues derived from advertising services provided to YY amounted to RMB0.5 million (US$0.1 million). The agreement expired as of December 31, 2017.

After our carve-out, we also obtained an exclusive and royalty-free license from Guangzhou Huaduo to use 39 patents, 18 of which are under application, through the respective terms of such patents or, in the case of patent applications, through the respective application periods and terms of the patents once granted.

Non-compete agreement. On March 8, 2018, YY and us, through our respective PRC affiliated entities, entered into a non-compete agreement. Pursuant to this non-compete agreement, YY agrees not to compete with us in certain areas of our core business, for a term of four years from the date of this non-compete agreement.

Business cooperation agreement. On March 8, 2018, YY and us, through our respective PRC affiliated entities, entered into a business cooperation agreement. This business cooperation agreement sets out terms of our future cooperation in the areas including payment settlement, IT system licensing and broadcaster resources. The business cooperation agreement has a term of five years from January 1, 2018 to December 31, 2022, subject to automatic renewal of another year until terminated. For more details of our relationship with YY, see “Our Relationship with Our Major Shareholders”.

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through Guangzhou Huya, our variable interest entity, and its subsidiaries based on a series of contractual arrangements. For a description of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with Guangzhou Huya.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders’ Agreement

See “Description of Share Capital—History of Securities Issuances—Shareholders’ Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, the authorized share capital of our company is US$50,000 divided into 500,000,000 shares with a par value of US$0.0001 each, and (i) 249,957,163 shares are designated as Class A ordinary shares, (ii) 99,007,544 shares are designated as Class B ordinary shares, (iii) 17,647,058 shares are designated as series A-1 preferred shares, (iv) 4,411,765 shares are designated as series A-2 preferred shares, (v) 64,488,235 shares are designated as series B-1 preferred shares, and (vi) 64,488,235 shares are designated as series B-2 preferred shares. As of the date of this prospectus, 9,374,809 Class A ordinary shares, 90,625,191 Class B ordinary shares, 17,647,058 series A-1 preferred shares, 4,411,765 series A-2 preferred shares, and 64,488,235 series B-2 preferred shares are issued and outstanding.

Immediately prior to the completion of this offering, all series A-1 preferred shares, series A-2 preferred shares, series B-1 preferred shares and series B-2 preferred shares will be redesignated and converted. Immediately upon the completion of this offering, our authorized share capital will be US$100,000 divided into 1,000,000,000 shares comprising (i) 750,000,000 Class A ordinary shares of par value US$0.0001 each, (ii) 200,000,000 Class B ordinary shares of par value US$0.0001 each and (iii) 50,000,000 shares of par value US$0.0001 each of such class or classes (however designated) as our board of directors may determine in accordance with our post-offering amended and restated memorandum and articles of association. We will have 42,389,737 Class A ordinary shares issued and outstanding, and 159,157,321 Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise the over-allotment option.

Our Post-Offering Amended and Restated Memorandum and Articles of Association

We plan to adopt, subject to the approval of our shareholders, a third amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association that we expect will become effective immediately prior to the closing of this offering and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of our company

Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either our profit or our share premium account, provided that in no circumstances may we pay a dividend if, immediately after this payment, this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights

In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders present or representing by proxy and holding shares which represent, in aggregate, not less than one-third of all votes attaching to the issued and outstanding voting shares entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding, at the date of deposit of the requisition, shares which represent, in aggregate, no less than one-third of the votes attaching to all our issued and outstanding shares, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of our name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, consolidate or subdivide their shares by ordinary resolution.

Transfer of ordinary shares

Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board of directors may determine.

Liquidation

On a return of capital on winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company with limited liability registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-offering amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on shares and forfeiture of shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of ordinary shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of additional shares

Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

•	the designation of the series;

•	the number of shares of the series and the subscription price thereof if different from the par value thereof;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-takeover provisions

Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General meetings of shareholders and shareholder proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting. We, however, will hold an annual shareholders meeting during each fiscal year, as required by the listing rules at the NYSE.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present or representing by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and removal of directors

Unless otherwise determined by our company in general meeting, our post-offering amended and restated memorandum and articles of association provide that our board of directors will consist of not less than five directors, including no less than two independent directors and for as long as Tencent and its affiliates collectively hold 20% of the issued share capital of our company on a fully diluted basis, Tencent shall have the right to appoint at least one director. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution.

Subject to restrictions contained in our post-offering amended and restated memorandum and articles of association, a director may be removed with or without cause by ordinary resolution of our company.

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated, or (v) is removed from office pursuant to our post-offering amended and restated memorandum and articles of association.

Proceedings of board of directors

Our post-offering amended and restated memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our post-offering amended and restated memorandum and articles of association provide that the board may from exercise all the powers of our company to borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of our company and to issue debentures and other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.

Changes in capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of members

Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, our company’s register of members will be immediately updated to record and give effect to the issue of ordinary shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and similar arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, the Companies Law contains provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

In principle, we will normally be the proper plaintiff and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

(a)	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,

(b)	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and

(c)	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of directors and executive officers and limitation of liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association require us to indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such actions, proceedings, costs, charges, expenses, losses, damages or liabilities arise from dishonesty, willful default or fraud of such director or officer. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director

(unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-offering amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Law but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with the fiduciary duties which they owe to the Company under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions entered into are bona fide in the best interests of the Company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

We were incorporated in the Cayman Islands on March 30, 2017. The following is a summary of our securities issuances since our incorporation.

Ordinary shares

Upon our incorporation, we issued one ordinary share to the initial subscriber and this one ordinary share was transferred to YY. On the same day, we issued 99,999,999 shares to YY, of which 992,456 shares and 99,007,544 shares, respectively, were redesignated as Class A ordinary shares and Class B ordinary shares on March 8, 2018.

Preferred shares

On July 10, 2017, we issued an aggregate of 22,058,823 series A preferred shares to our preferred shareholders, for an aggregate consideration of US$75.0 million, of which 17,647,058 and 4,411,765 series A preferred shares, respectively, were redesignated as series A-1 preferred shares and series A-2 preferred shares on March 8, 2018. See “Part II—Recent Sales of Unregistered Securities”.

On March 8, 2018, we issued an aggregate of 64,488,235 series B-2 preferred shares to Linen Investment Limited, a wholly-owned subsidiary of Tencent, for a consideration of US$461.6 million.

Option grants

We have granted options to purchase our Class A ordinary shares to certain of our directors, executive officers, employees and consultants. See “Management—Share Incentive Plan.”

Shareholders’ agreement

We entered into our amended and restated shareholders’ agreement on March 8, 2018 with our shareholders, which consist of holders of Class A and Class B ordinary shares, series A-1 preferred shares, series A-2 preferred shares and series B-2 preferred shares.

This shareholders’ agreement provides that, prior to our qualified initial public offering, our board of directors should consist of three directors. Tencent has the right to appoint one director as long as Tencent holds all of the series B preferred shares it acquired on March 8, 2018. YY has the right to appoint two directors. Our “qualified initial public offering” refers to an initial public offering of our ordinary shares (or depositary receipts or depositary shares thereof) in the United States on the New York Stock Exchange or the Nasdaq Global Market pursuant to an effective registration statement under the Securities Act, or on the Main Board of Hong Kong Stock Exchange or another internationally recognized stock exchange approved by the majority our Series A preferred holders, and the majority Series B preferred holders, with an offering per-share price that is not less than the issue price of our series B preferred shares as adjusted.

This shareholders’ agreement further provides that, upon and after the consummation of our qualified initial public offering, our board of directors should consist of at least five directors, including no less than two independent directors. Tencent has the right to appoint at least one director as long as Tencent holds 20% of our issued share capital on a fully diluted basis. Notwithstanding the foregoing, any holder of a majority of the voting power in us should have the right to appoint up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to such holder’s voting power in us.

Under this shareholders’ agreement, we have also granted certain registration rights to our preferred shareholders:

Demand registration rights

At any time after the date that is six months after the completion of this offering, holders of 25% or more of voting power of the outstanding preferred shares or ordinary shares issued upon the conversion of the preferred shares have the right to request us effect a registration for their shares. Except for certain circumstances where we are entitled to defer a filing, upon receiving a notice of demand registration, we should promptly give a written notice to all other holders of our preferred shares or ordinary shares issued upon the conversion of our preferred shares, and make best efforts to register the shares requested to be registered. We are not obligated to effect more than three demand registrations that have been declared and ordered effective.

Form F-3 registration rights

Any holders of our preferred shares or ordinary shares issued upon the conversion of our preferred shares may request us to file an unlimited number of registration statements on Form F-3. We should promptly give a written notice to all other preferred shareholders, and make best efforts to effect the registration of the securities on Form F-3 within 15 days after we delivered such written notice. We are not obligated to effect more than eight registrations that have been declared and ordered effective.

Piggyback registration rights

If we propose to file a registration statement for a public offering of our securities, we must afford preferred shareholders or holders of ordinary shares issued upon the conversion of preferred shares an opportunity to participate in that offering. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration. In case of an underwritten offering, the underwriters have the right to exclude all of the shares requested to be registered in the initial public offering, or in any other public offering up to 75% of the shares requested to be registered by the holders of piggyback registration rights, subject to certain preconditions.

Tencent’s Right to Purchase Additional Shares

Within a period commencing on March 8, 2020 and ending on March 8, 2021, so long as Tencent holds a number of our shares on an as-converted basis no less than 95% of the shares that it acquired on March 8, 2018, Tencent will have exclusive right to purchase such number of our shares from us and/or from YY at the then fair market value of our shares, so that Tencent’s total voting power in us will reach 50.10% on an as-converted and fully-diluted basis immediately upon the completion of such purchase. Such right will be terminated from and after the time when Tencent holds a number of shares less than 95% of our shares that it acquired on March 8,

2018. In the event that Tencent exercises its right to acquire additional shares, YY can choose to sell its shares to Tencent. If YY does not sell any or YY sells only a portion of the shares that Tencent intends to purchase, we will issue new Class B ordinary shares to Tencent.

Pursuant to this shareholders’ agreement, certain holders of our preferred shares, subject to certain conditions, have a preemptive right with respect to any issuance of new equity securities by us, excluding the issuance of securities in connection with, among others, our qualified initial public offering and Tencent’s purchase right discussed above.

The shareholders’ agreement also provides for certain other shareholders’ rights, including information and inspection rights, observer appointment right, drag-along right, right of first refusal and co-sale right. Except for Tencent’s right to purchase additional shares, the registration right and the board representation right, all other shareholders’ rights will terminate upon the completion of this offering.

As of the date of this prospectus, we have also agreed with Tencent, YY, All Worth Limited and Oriental Luck International Limited that for so long as Tencent and its affiliates hold 95% of the series B preferred shares (on an as-converted basis) that Tencent acquired on March 8, 2018, Tencent has a veto right on any proposed transaction that would constitute a deemed liquidation event (as defined in the shareholders agreement) with, issuance and sale of any equity securities of our group companies, and sale by YY, All Worth Limited and/or Oriental Luck International Limited of any equity securities of our group companies to, certain designated persons in privately negotiated transactions after our initial public offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent one Class A ordinary share, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Jurisdiction and Arbitration

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

•	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•

Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

•	Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•	are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have 15,000,000 ADSs outstanding, representing approximately 35.4% of our outstanding Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs. We have applied to list the ADSs on NYSE, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, each of our directors, executive officers and existing shareholders has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering. In addition, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any shares for deposit for the issuance of ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary with the prior written consent of the representatives of the underwriters.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or Class A ordinary shares may dispose of significant numbers of our ADSs or Class A ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or Class A ordinary shares, or the availability of ADSs or Class A ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal 423,897 Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•	the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, has advised us that there are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We do not believe that HUYA Inc. meets all of the conditions above. HUYA Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

Commerce & Finance Law Offices, our legal counsel as to PRC law, has advised us that however, if the PRC tax authorities determine that HUYA Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of HUYA Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that HUYA Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, HUYA Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under this circular. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code or applicable United States Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, it is generally expected that a U.S. holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible to cash are categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat Guangzhou Huya (including its subsidiaries) as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of Guangzhou Huya (including its subsidiaries) for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of Guangzhou Huya (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs immediately following the offering, we do not believe we were a PFIC for the taxable year ended December 31, 2017 and we do not presently expect to become a PFIC in the foreseeable future.

While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our assets, including goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning Guangzhou Huya for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a dividend for United States federal income tax purposes. A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list the ADSs on the NYSE. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Taxation—People’s Republic of China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

•	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the NYSE. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the table below. Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C. are the representatives of the underwriters. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The address of UBS Securities LLC is 1285 Avenue of the Americas, New York, NY 10019. The address of Needham & Company, LLC is 250 Park Avenue, New York, NY 10177.

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC
Goldman Sachs (Asia) L.L.C.
UBS Securities LLC
Needham & Company, LLC

Total

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,250,000 ADSs from the company to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,250,000 additional ADSs.

Paid by Us	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$                per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and all of our existing shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or ADSs or any securities convertible into or exchangeable for our ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. This agreement does not apply to any existing employee benefit plans. In addition, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any shares for deposit for the issuance of ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary with the prior written consent of the representatives of the underwriters. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the ADSs on the NYSE under the symbol “HUYA”.

In connection with the offering, the underwriters may purchase and sell the ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$4.2 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b) you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NYSE market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$	25,772
FINRA filing Fee	US$	38,000
NYSE Market Entry and Listing Fee	US$	119,000
Printing and Engraving Expenses	US$	200,000
Legal Fees and Expenses	US$	2,250,000
Accounting Fees and Expenses	US$	1,000,000
Miscellaneous	US$	600,000

Total	US$	4,232,772

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Fangda Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

HUYA INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUYA Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of HUYA Inc. (the “Company”) and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit) equity and of cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

March 14, 2018

We have served as the Company’s auditor since 2017.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share and per share data)

		As of December 31,
	Note	2016	2017	2017	2017	2017
		RMB	RMB	US$	RMB	US$
				(Note 2(e))	Pro forma (Note 26) (Unaudited)	(Note 2(e)) Pro forma (Note 26) (Unaudited)
Assets
Current assets
Cash and cash equivalents	4	6,187	442,532	68,016	442,532	68,016
Short-term deposits	5	95,000	593,241	91,179	593,241	91,179
Accounts receivable, net	6	2,940	29,847	4,587	29,847	4,587
Amounts due from related parties	20	1,994	113,311	17,416	113,311	17,416
Prepayments and other current assets	7	49,980	71,376	10,970	71,376	10,970

Total current assets		156,101	1,250,307	192,168	1,250,307	192,168

Non-current assets
Investments	8	—	10,299	1,583	10,299	1,583
Property and equipment, net	9	6,267	32,315	4,967	32,315	4,967
Intangible assets, net	10	4,866	5,620	864	5,620	864
Other non-current assets		—	2,000	307	2,000	307

Total non-current assets		11,133	50,234	7,721	50,234	7,721

Total assets		167,234	1,300,541	199,889	1,300,541	199,889

Liabilities, mezzanine equity and shareholders’ (deficit) equity
Current liabilities
Accounts payable (including amounts of the consolidated variable interest entity (“VIE”) of RMB2,673 as of December 31, 2016, and amounts of the consolidated VIE without recourse to the Company of RMB5,796 as of December 31, 2017, respectively. Note1(d))		2,673	5,796	891	5,796	891
Deferred revenue (including amounts of the consolidated VIE of RMB56,526 as of December 31, 2016, and amounts of the consolidated VIE without recourse to the Company of RMB243,419 as of December 31, 2017, respectively. Note1(d))	11	56,526	243,419	37,413	243,419	37,413
Advances from customers (including amounts of the consolidated VIE of RMB140 as of December 31, 2016, and amounts of the consolidated VIE without recourse to the Company of RMB3,962 as of December 31, 2017, respectively. Note1(d))		140	3,962	609	3,962	609
Accrued liabilities and other current liabilities (including amounts of the consolidated VIE of RMB249,519 as of December 31, 2016, and amounts of the consolidated VIE without recourse to the Company of RMB407,849 as of December 31, 2017, respectively. Note1(d))	12	249,519	424,078	65,180	424,078	65,180
Amounts due to related parties (including amounts of the consolidated VIE of RMB11,070 as of December 31, 2016, and amounts of the consolidated VIE without recourse to the Company of RMB8,242 as of December 31, 2017, respectively. Note1(d))	20	11,070	8,395	1,290	8,395	1,290

Total current liabilities		319,928	685,650	105,383	685,650	105,383

Non-current liabilities
Deferred revenue (including amounts of the consolidated VIE of RMB11,693 as of December 31, 2016, and amounts of the consolidated VIE without recourse to the Company of RMB45,024 as of December 31, 2017, respectively. Note1(d))	11	11,693	45,024	6,920	45,024	6,920

Total liabilities		331,621	730,674	112,303	730,674	112,303

Commitments and contingencies	22

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2017 (CONTINUED)

(All amounts in thousands, except share and per share data)

		As of December 31,
	Note	2016	2017	2017	2017	2017
		RMB	RMB	US$	RMB	US$
				(Note 2(e))	Pro forma (Note 26) (Unaudited)	(Note 2(e)) Pro forma (Note 26) (Unaudited)
Mezzanine equity
Series A redeemable convertible preferred shares (“Series A Preferred Shares”) (US$0.0001 par value; nil share authorized, issued and outstanding as of December 31, 2016; and 17,647,058 Series A-1 preferred shares and 4,411,765 Series A-2 preferred shares authorized, issued and outstanding as of December 31, 2017, respectively; and none (unaudited) outstanding on a pro forma basis as of December 31, 2017)	17	—	509,668	78,335	—	—

Shareholders’ (deficit) equity
Ordinary shares (US$0.0001 par value; nil share authorized, issued and outstanding as of December 31, 2016; 249,957,163 Class A ordinary shares and 99,007,544 Class B ordinary shares authorized as of December 31, 2017, respectively; 992,456 Class A ordinary shares and 99,007,544 Class B ordinary shares issued and outstanding as of December 31, 2017, respectively; and 18,639,514 Class A ordinary shares and 103,419,309 Class B ordinary shares (unaudited) outstanding on a pro forma basis as of December 31, 2017)	16	—	67	10	81	12
Additional paid-in capital		—	140,792	21,639	650,446	99,972
YY Inc. (“Parent Company” or “YY”) deficit		(164,387)	—	—	—	—
Accumulated deficit		—	(80,968)	(12,445)	(80,968)	(12,445)
Accumulated other comprehensive income		—	308	47	308	47

Total shareholders’ (deficit) equity		(164,387)	60,199	9,251	569,867	87,586

Total liabilities, mezzanine equity and shareholders’ (deficit) equity		167,234	1,300,541	199,889	1,300,541	199,889

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share and per share data)

		For the year ended December 31,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(e))
Net revenues
Live streaming		791,978	2,069,536	318,082
Advertising and others (including transactions with Parent Company of nil and RMB468 for the years ended December 31, 2016 and 2017, respectively)		4,926	115,280	17,718

Total net revenues		796,904	2,184,816	335,800

Cost of revenues (1) (including transactions with related parties of RMB135,420 and RMB259,244 for the years ended December 31, 2016 and 2017, respectively)	13	(1,094,644)	(1,929,864)	(296,615)

Gross (loss) profit		(297,740)	254,952	39,185

Operating expenses (1)
Research and development expenses (including transactions with Parent Company of RMB73,297 and RMB45,563 for the years ended December 31, 2016 and 2017, respectively)		(188,334)	(170,160)	(26,153)
Sales and marketing expenses (including transactions with Parent Company of RMB4,080 and RMB6,639 for the years ended December 31, 2016 and 2017, respectively)		(68,746)	(87,292)	(13,417)
General and administrative expenses (including transactions with Parent Company of RMB56,408 and RMB16,503 for the years ended December 31, 2016 and 2017, respectively)		(71,325)	(101,995)	(15,676)

Total operating expenses		(328,405)	(359,447)	(55,246)

Other income	14	—	9,629	1,480

Operating loss		(626,145)	(94,866)	(14,581)

Interest income		518	14,049	2,159

Loss before income tax expenses		(625,627)	(80,817)	(12,422)

Income tax expenses	15	—	—	—

Loss before share of loss in an equity method investment, net of income taxes		(625,627)	(80,817)	(12,422)
Share of loss in an equity method investment, net of income taxes	8	—	(151)	(23)
Net loss attributable to HUYA Inc.		(625,627)	(80,968)	(12,445)

Accretion to Series A Preferred Shares redemption value	17	—	(19,842)	(3,049)

Net loss attributable to ordinary shareholders		(625,627)	(100,810)	(15,494)

Net loss		(625,627)	(80,968)	(12,445)

Other comprehensive income:
Foreign currency translation adjustments, net of nil tax		—	308	47

Total comprehensive loss attributable to HUYA Inc.		(625,627)	(80,660)	(12,398)

Net loss per ordinary share	19
Basic and diluted		(6.26)	(1.01)	(0.15)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic and diluted		100,000,000	100,000,000	100,000,000

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017 (CONTINUED)

(All amounts in thousands, except share and per share data)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the year ended December 31,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(e))
Cost of revenues		5,677	2,877	442
Research and development expenses		19,538	9,174	1,410
Sales and marketing expenses		326	791	122
General and administrative expenses		26,557	27,266	4,191

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share and per share data)

	Note	Ordinary shares		Additional paid-in capital	Parent Company deficit	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ (deficit) equity
		Shares	Amount	RMB	RMB	RMB	RMB	RMB
			RMB
Deficit balance at January 1, 2016		—	—	—	(113,631)	—	—	(113,631)
Capital contribution from VIE of YY	20	—	—	—	100,000	—	—	100,000
Net increase in Parent Company investment	20	—	—	—	422,773	—	—	422,773
Share-based compensation related to YY’s Share-based Awards	18	—	—	—	52,098	—	—	52,098
Net loss		—	—	—	(625,627)	—	—	(625,627)

Deficit balance at December 31, 2016		—	—	—	(164,387)	—	—	(164,387)

Deficit balance at January 1, 2017		—	—	—	(164,387)	—	—	(164,387)
Net increase in Parent Company investment	20	—	—	—	164,913	—	—	164,913
Consummation of the Carve-out		—	—	526	(526)	—	—	—
Capital contribution from VIE of YY	20	—	—	100,000	—	—	—	100,000
Deemed contribution from YY	20	—	—	20,000	—	—	—	20,000
Issuance of ordinary shares	16	100,000,000	67	—	—	—	—	67
Share-based compensation related to YY’s Share-based Awards	18	—	—	10,465	—	—	—	10,465
Share-based compensation related to Huya 2017 Share Incentive Plan	18	—	—	19,473	—	—	—	19,473
Share-based compensation related to the Chief Executive Officer’s (“CEO’s”) Awards	18	—	—	10,170	—	—	—	10,170
Accretion to Series A Preferred Shares redemption value	17	—	—	(19,842)	—	—	—	(19,842)
Components of comprehensive loss
Net loss		—	—	—	—	(80,968)	—	(80,968)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	308	308

Balance at December 31, 2017		100,000,000	67	140,792	—	(80,968)	308	60,199

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share and per share data)

		For the year ended December 31,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities
Net loss attributable to HUYA Inc.		(625,627)	(80,968)	(12,445)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation of property and equipment	9	4,202	6,864	1,055
Amortization of acquired intangible assets	10	312	804	124
Allowance for doubtful accounts	6	—	500	77
Gain on disposal of property and equipment		—	1	—
Share-based compensation	18	52,098	40,108	6,165
Share of loss in an equity method investment, net of income taxes	8	—	151	23
Other non-cash expense	1c	—	20,000	3,074
Changes in operating assets and liabilities:
Accounts receivable, net		(2,940)	(27,407)	(4,212)
Prepayments and other assets		(4,343)	(21,396)	(3,289)
Amounts due from related parties		(1,994)	(104,154)	(16,008)
Accounts payable		2,673	1,097	169
Amounts due to related parties		(3,783)	8,239	1,266
Deferred revenue		32,333	220,224	33,848
Advances from customers		140	3,822	587
Accrued liabilities and other current liabilities		126,478	174,559	26,828

Net cash (used in) provided by operating activities		(420,451)	242,444	37,262

Cash flows from investing activities
Placements of short-term deposits		(95,000)	(1,256,153)	(193,067)
Cash paid to purchase short term deposits together with YY	20	—	(7,096)	(1,091)
Maturities of short-term deposits		—	759,497	116,733
Purchase of property and equipment		(3)	(37,167)	(5,712)
Purchase of intangible assets		(1,132)	(6,208)	(954)
Cash paid for an equity investment	8	—	(450)	(69)
Cash paid for a cost investment	8	—	(10,000)	(1,537)
Cash paid for other non-current assets		—	(2,000)	(307)
Proceeds from disposal of property and equipment		—	16	2

Net cash used in investing activities		(96,135)	(559,561)	(86,002)

Cash flows from financing activities
Net increase in Parent Company investment	20	422,773	164,913	25,347
Capital injection from VIE of YY	20	100,000	100,000	15,370
Proceeds from issuance of Series A Preferred Shares		—	509,535	78,314

Net cash provided by financing activities		522,773	774,448	119,031

Net increase in cash and cash equivalents		6,187	457,331	70,291
Cash and cash equivalents at the beginning of the year		—	6,187	951
Effect of exchange rate changes on cash and cash equivalents		—	(20,986)	(3,226)

Cash and cash equivalents at the end of the year		6,187	442,532	68,016

		For the year ended December 31,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(e))
Supplemental disclosure of cash flows information:
- Acquisition of property and equipment in form of accounts payable and amounts due to Parent Company		—	2,026	311

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities

(a)	Organization and principal activities

HUYA Inc. (“Huya” or the “Company”) is a subsidiary of YY Inc. (the “Parent Company” or “YY”, refer to YY Inc. or YY’s consolidated operating entities, where appropriate). The Company is a holding company incorporated in Cayman Islands on March 30, 2017 and conducts its business through its subsidiaries, variable interest enterprise (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) (collectively, the “Group”) in the People’s Republic of China (the “PRC”). The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The primary theme of the Group’s platforms is game live streaming. At the same time, the Group has also extended themes to life and entertainment topics beyond games to cater to the Group’s users’ growing entertainment demands. In providing these services, the Group has cooperated with talent agencies to assist the Group in broadcaster recruitment, live streaming training and support, promotion strategies development and content management and discipline under the Group’s guidance and supervision. These services are referred to as the “Business”. The Company generates the majority of its revenue from sales of virtual items in live streaming platforms as well as other services, which substantially consist of advertising and online game-related services.

(b)	Reorganization

The Business was founded by YY in 2014. In 2016 and 2017, the Company has undertaken the reorganization (“Reorganization”) as detailed below. Prior to the completion of the Reorganization, the operation of the Business was carried out by YY mainly through Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo” or “VIE of YY”) (the “Predecessor Operations”).

Establishment of Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya” or “VIE of Huya”) for the Carve-out.

On August 10, 2016, Guangzhou Huya was incorporated in the PRC, wholly owned by Guangzhou Huaduo, and received capital contribution from Guangzhou Huaduo amounted to RMB100,000 in 2016 and RMB100,000 in 2017, respectively, as Guangzhou Huya’s registered capital (Note 20). Subsequently, Guangzhou Huaduo transferred 0.99% of the equity interest of Guangzhou Huya to Guangzhou Qinlv Investment and Consulting Ltd, which is wholly owned by Mr. Rongjie Dong, the CEO of Huya. Guangzhou Huya has obtained the licenses to provide internet-related service in the PRC.

Carve-out from Predecessor Operations to Guangzhou Huya.

Pursuant to the agreement entered into between Guangzhou Huya and YY, all assets, including the trademarks, domain names, business contracts, tangible assets and key employees, relating to the Business as of December 31, 2016 have been transferred from the Predecessor Operations to Guangzhou Huya (the “Carve-out”). Starting from January 1, 2017, Guangzhou Huya has operated the Business. The historical net funding provided by YY for the Business is deemed and presented as a contribution to the Group from YY in the consolidated financial statements.

Operation support services arrangement.

Before the completion of Carve-out, the Business was operated under YY. In January 2017, Guangzhou Huya and YY entered into services agreements, under which YY will provide certain services to Guangzhou Huya directly related to the Business, including cash collected by YY as a payment platform for Huya,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(b)	Reorganization (continued)

Operation support services arrangement. (continued)

network support and office leasing (Note 20). The agreements are effective for the year of 2017 and have been renewed for the year of 2018, and could be renewed once per year upon mutual agreement between Guangzhou Huya and YY.

Establishment of the Group entities and contractual arrangement.

In 2017, the Group established Huya as the holding company, Huya Limited (“Huya HK”), a wholly owned subsidiary of Huya in Hong Kong and Guangzhou Huya Technology Co., Ltd. (“Huya Technology”), a wholly foreign-owned enterprise (“WFOE”) in the PRC, which is owned by Huya HK. On July 10, 2017, Guangzhou Huya, its legal shareholders and Huya Technology entered into a series of agreements as detailed in Note 1(d). Based on management assessment on the contractual arrangement, the Company has determined that Guangzhou Huya is a VIE of Huya Technology and the Company is the ultimate primary beneficiary of Guangzhou Huya through Huya Technology. Accordingly, the Company has consolidated Guangzhou Huya’s results of operations, assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“U.S. GAAP”) for the years presented.

The agreements detailed in Note 1(d) were necessary to comply with PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide internet content services in the PRC where licenses are required.

The ownership structure of principal subsidiaries and VIE after the Reorganization are set out as below:

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries
Huya HK*	Hong Kong	January 4, 2017	100%	Investment holding
Huya Technology*	PRC	June 16, 2017	100%	Software development

VIE
Guangzhou Huya**	PRC	August 10, 2016	100%	Internet value added services

*	Huya HK and Huya Technology are 100% owned subsidiaries of the Company.
**	Guangzhou Huya is controlled by Huya Technology through a series of contractual agreements. In May and July 2017, Guangzhou Huya set up two wholly-owned subsidiaries for further business development. There have been no substantial businesses in these two subsidiaries up to the date of the issuance of the consolidated financial statements.

(c)	Basis of presentation for the Reorganization

Immediately before and after the Reorganization on July 10, 2017, all the legal entities involved in the Reorganization are ultimately controlled by YY. Since the Group and the Predecessor Operations are under common control, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the Predecessor Operations before the completion of Reorganization. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a stand-alone basis during the years presented before the completion of Reorganization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(c)	Basis of presentation for the Reorganization (continued)

The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to the Business are included in the Group’s consolidated balance sheets. The Group’s statements of comprehensive loss consists all the revenues, costs and expenses of the Business, including allocations to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by YY but related to the Business prior to the Carve-out.

These allocated costs and expenses primarily included:

i)	Salaries and welfares of employees of certain shared functions, including research and development and operational support departments and administrative departments supporting different business lines. For salaries and welfares of employees in research and development departments and operation support departments, allocation was based on the proportion of the number of active users of each business line. For salaries and welfare of employees in administrative departments, allocation was based on the proportion of number of staff in each business line.

ii)	Bandwidth and server custody costs of certain shared functions. The allocation was based on the proportion of the number of active users of each business line.

iii)	Depreciation and amortization. Depreciation and amortization of assets of shared functions was allocated based on the number of active users of each business line.

The following table sets forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from YY for the year ended December 31, 2016. After the completion of the Carve-out, no costs and expenses were allocated from YY.

For the year ended December 31, 2016
RMB
Cost of revenues	132,852
Research and development expenses	64,380
General and administrative expenses	40,110
Sales and marketing expenses	3,952

Total	241,294

The Business was operated within YY for the year ended December 31, 2016 before the completion of the Carve-out. For purposes of presentation in the consolidated statements of cash flows, the cash flows from YY to support the Business is presented as funding from YY, which is included in cash flows from financing activities. The net funding from YY is also presented as “Net increase in Parent Company investment” in the consolidated statements of changes in shareholders’ (deficit) equity (Note 20).

Income tax liability is calculated based on a separate return basis as if the Group had filed separate tax returns before the completion of the Carve-out. With the completion of the Carve-out and Reorganization, the Group started to file separate tax returns and report the taxation based on actual tax return of each legal entity.

In 2014, a game publisher brought a lawsuit against YY, claiming that YY infringed its copyright by facilitating broadcasters streaming copyrighted content on YY’s game live streaming platform, which is the predecessor of Huya platform. As of April 20, 2017, the date YY issued its 2016 consolidated financial

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(c)	Basis of presentation for the Reorganization (continued)

statements, the case was in the early stage and the liability could not be estimated reliably by YY, and therefore, no amount was accrued by YY for the year ended December 31, 2016. Under the arrangements between YY and Huya, YY will bear any potential liability related to the Business prior to the Carve-out date.

In November 2017, the local court passed a judgment ordering YY to compensate such game publisher for its loss as a result of the alleged copyright infringement. This judgment is not final and didn’t take effect as YY appealed the case to the appellate court. Based on its estimate as of December 31, 2017, YY recorded an estimated loss contingency of RMB20 million in its financial statements. As a result, under U.S. GAAP, Huya recorded an expense relating to such loss contingency and recognized a deemed contribution from YY.

(d)	Variable interest entities

VIE agreements amongst Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or the WFOE of YY), Guangzhou Huaduo and its nominee shareholders

Prior to the completion of the Carve-out, in order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content, the Predecessor Operations operated its websites and carried out other restricted businesses in the PRC through Guangzhou Huaduo, whose equity interests are held by certain founders of YY as nominee shareholders. YY obtained control over Guangzhou Huaduo through a wholly owned subsidiary of YY, the WFOE of YY, by entering into a series of contractual arrangements with Guangzhou Huaduo and its nominee shareholders. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to the WFOE of YY through such contractual arrangements. These contractual arrangements include exclusive purchase option agreement, exclusive technology support and technology services agreement, exclusive business cooperation agreement, equity pledge agreement and powers of attorney. These contractual arrangements can be extended at the option of the WFOE of YY, prior to the expiration date. Management concluded that the WFOE of YY, through the contractual arrangements, has the power to direct the activities that most significantly impact Guangzhou Huaduo’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of Guangzhou Huaduo, and therefore Guangzhou Huaduo is a VIE of the WFOE of YY, of which YY is the ultimate primary beneficiary. As such, YY consolidated the financial statements of Guangzhou Huaduo. Consequently, the financial results of Guangzhou Huaduo directly attributable to the Predecessor Operations were included in the Group’s consolidated financial statements in accordance with the basis of presentation for the Reorganization as stated in Note 1(c).

The following is a summary of the contractual arrangements entered among Beijing Huanju Shidai, Guangzhou Huaduo and its nominee shareholders.

•	Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)

VIE agreements amongst Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or the WFOE of YY), Guangzhou Huaduo and its nominee shareholders (continued)

•	Exclusive Technology Support and Technology Services Agreement (continued)

agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is determined by various factors, including the expenses Beijing Huanju Shidai incurs for providing such services and Guangzhou Huaduo’s revenues. The term of this agreement will expire in 2028 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo.

•	Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support, business support and consulting services related to the services provided by Guangzhou Huaduo, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is a certain percentage of its earnings. The term of this agreement will expire in 2039 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo.

•	Exclusive Option Agreement

The parties to the exclusive option agreement are Beijing Huanju Shidai, Guangzhou Huaduo and each of the nominee shareholders of Guangzhou Huaduo. Under the exclusive option agreement, each of the nominee shareholders of Guangzhou Huaduo irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huaduo. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai’s prior written consent, Guangzhou Huaduo’s nominee shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huaduo. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai’s sole discretion.

•	Power of Attorney

Pursuant to the irrevocable power of attorney executed by each nominee shareholder of Guangzhou Huaduo, each such nominee shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Huaduo, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huaduo requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huaduo. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou Huaduo.

•	Share Pledge Agreement

Pursuant to the share pledge agreement between Beijing Huanju Shidai and the nominee shareholders of Guangzhou Huaduo, the nominee shareholders of Guangzhou Huaduo have pledged all of their equity

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)

VIE agreements amongst Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or the WFOE of YY), Guangzhou Huaduo and its nominee shareholders (continued)

•	Share Pledge Agreement (continued)

interests in Guangzhou Huaduo to Beijing Huanju Shidai to guarantee the performance by Guangzhou Huaduo and its nominee shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Guangzhou Huaduo and/or its nominee shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

VIE agreements amongst Huya Technology, Guangzhou Huya and its nominee shareholders

In connection with the Reorganization completed on July 10, 2017, similar contractual arrangements have been entered into among the Company’s wholly owned subsidiary, Huya Technology, and Guangzhou Huya and its nominee shareholders. The Company obtained control over Guangzhou Huya through Huya Technology, which is a wholly owned subsidiary of the Company, by entering into a series of contractual arrangements with Guangzhou Huya and its nominee shareholders. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to Huya Technology through such contractual arrangements. These contractual arrangements include exclusive purchase option agreements, exclusive business cooperation agreements, equity pledge agreements and powers of attorney. These contractual arrangements can be extended at the option of Huya Technology, prior to the expiration date. Management concluded that Huya Technology, through the contractual arrangements, has the power to direct the activities that most significantly impact Guangzhou Huya’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of Guangzhou Huya, and therefore Guangzhou Huya is a VIE of Huya Technology, of which the Company is the ultimate primary beneficiary. Accordingly, the Company consolidates Guangzhou Huya’s results of operations, assets and liabilities in the Group’s consolidated financial statements pursuant to U.S. GAAP since the establishment of Guangzhou Huya. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the contractual arrangements entered among Huya Technology, Guangzhou Huya and its nominee shareholders.

•	Exclusive Business Cooperation Agreement

Huya Technology and Guangzhou Huya entered into exclusive business cooperation agreement under which Guangzhou Huya engages Huya Technology as its exclusive provider of technology support, business support and consulting services. Guangzhou Huya shall pay to Huya Technology service fees, which is determined by Huya Technology at its sole discretion. Huya Technology shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, Guangzhou Huya shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of Huya Technology. The term of this agreement is ten years and will be extended for ten years automatically after expiration, unless otherwise agreed by both parties in a written agreement. Huya Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)

VIE agreements amongst Huya Technology, Guangzhou Huya and its nominee shareholders (continued)

•	Exclusive Purchase Option Agreement

Under the exclusive purchase option agreement, the nominee shareholders of Guangzhou Huya have granted Huya Technology or its designated representative(s) irrevocably an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Guangzhou Huya at the lowest price permitted by the laws of the PRC applicable at the time of exercise. Huya Technology or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Huya Technology’s prior written consent, the nominee shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huya. The term of this agreement is ten years and may be extended for another ten years at Huya Technology’s sole discretion. Huya Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

•	Equity Pledge Agreement

Pursuant to the equity pledge agreement, the nominee shareholders of Guangzhou Huya have pledged all of their equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and its nominee shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement, and powers of attorney. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Huya Technology without Huya Technology’s written consent. If Guangzhou Huya and/or its nominee shareholders breach their contractual obligations under those agreements, Huya Technology, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

•	Power of Attorney

Pursuant to the irrevocable power of attorney, Huya Technology is authorized by each of the nominee shareholders as its attorney-in-fact to exercise such nominee shareholders’ rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring nominee shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

Risks in relation to the VIE structure

Upon completion of the Reorganization on July 10, 2017, a significant part of the Group’s business has been conducted through Guangzhou Huya, or the VIE of Huya. The Company has become the primary beneficiary of Guangzhou Huya through contractual arrangements. In the opinion of management, the contractual arrangements with the VIE and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)

Risks in relation to the VIE structure (continued)

nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. In January 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises (“FIE”) Law, that appears to include VIE within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Group’s contractual arrangements with its VIE, and as a result, the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIE, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIE could be severely limited. The Group’s ability to control the VIE also depends on the power of attorney that the wholly owned subsidiary of the Group has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIE through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

•	revoke or refuse to grant or renew the Group’s business and operating licenses;

•	restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIE;

•	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

•	require the Group to alter, discontinue or restrict its operations;

•	restrict or prohibit the Group’s ability to finance its operations, and;

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)

Risks in relation to the VIE structure (continued)

agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)

Risks in relation to the VIE structure (continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE and its subsidiaries taken as a whole, including the Predecessor Operations, which were included in the Group’s consolidated balance sheets and consolidated statements of comprehensive loss. Transactions between the VIE and its subsidiaries are eliminated in the financial information presented below:

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	6,187	399,945
Short-term deposits	95,000	150,000
Accounts receivable, net	2,940	29,207
Amounts due from related parties	1,994	111,552
Prepayments and other current assets	49,980	62,547

Total current assets	156,101	753,251

Non-current assets
Investments	—	10,299
Property and equipment, net	6,267	32,315
Intangible assets, net	4,866	5,620
Other non-current assets	—	2,000

Total non-current assets	11,133	50,234

Total assets	167,234	803,485

Liabilities
Current liabilities
Accounts payable	2,673	5,796
Deferred revenue	56,526	243,419
Advances from customers	140	3,962
Accrued liabilities and other current liabilities	249,519	407,849
Amounts due to related parties	11,070	8,242

Total current liabilities	319,928	669,268

Non-current liabilities
Deferred revenue	11,693	45,024

Total non-current liabilities	11,693	45,024

Total liabilities	331,621	714,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)

Risks in relation to the VIE structure (continued)

	For the year ended December 31,
	2016	2017
	RMB	RMB
Net revenues	796,904	2,177,587
Net loss	(580,639)	(74,390)

	For the year ended December 31,
	2016	2017
	RMB	RMB
Net cash (used in) provided by operating activities	(375,463)	237,654
Net cash used in investing activities	(96,135)	(110,809)
Net cash provided by financing activities	522,773	266,913

(e)	Liquidity

As of December 31, 2017, the Group had shareholders’ equity of RMB60,199 and net current assets of RMB564,657. The net loss attributable to Huya was RMB625,627 and RMB80,968 for the years ended December 31, 2016 and 2017, respectively. The net cash used in operating activities was RMB420,451 for the year ended December 31, 2016, and the net cash provided by operating activities was RMB242,444 for the year ended December 31, 2017.

Based upon the Group’s operating plan, the Group believes its cash and cash equivalents as of December 31, 2017 in the amount of RMB442,532 and operating cash flows are sufficient to meet the cash requirements to fund planned operations for at least the next twelve months from the date of issuance of the consolidated financial statements.

2.	Principal accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the U.S. GAAP to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(b)	Consolidation (continued)

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Huya Technology and ultimately the Company hold all the variable interests of the VIE and has been determined to be the primary beneficiary of the VIE.

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, related disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that assessment of whether the Group acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple element revenue contracts, income taxes, allocation of costs and expenses prior to the Carve-out, determination of share-based compensation expenses, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiary incorporated in Hong Kong is United States dollar (“US$”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiary in Hong Kong, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the statement of comprehensive loss.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains / losses, net in the consolidated statement of comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(e)	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.5063 on December 29, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, which have both of the following characteristics:

i)	Readily convertible to known amounts of cash throughout the maturity period;

ii)	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents.

(g)	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive loss during the years presented.

(h)	Accounts receivable

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(i)	Equity investment

The equity investment is comprised of investment in a privately-held entity. The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment by considering

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(i)	Equity investment (continued)

factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

(j)	Cost investment

The cost investment is comprised of investment in a privately-held entity. The Group accounts for cost investment which has no readily determinable fair value using the cost method. Under the cost method, the investment is measured initially at cost. The investment carried at cost should recognize income when dividends are received from the distribution of the investee’s earnings. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of comprehensive loss.

(k)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives	Residual rate
Servers, computers and equipment	3-5 years	0	%-5%

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss.

(l)	Intangible assets

Intangible assets mainly consist of domain names, trademark and software. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives
Domain names	15 years
Trademark	5 years
Software	1 year

(m)	Impairment of long-lived assets

For long-lived assets other than investments whose impairment policy is discussed elsewhere in the financial statements, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(m)	Impairment of long-lived assets (continued)

recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group tests impairment of long-lived assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. For the years reported, the Group has only one reporting unit.

No impairment of long-lived assets was recognized for the years ended December 31, 2016 and 2017.

(n)	Mezzanine equity

Mezzanine equity represents the Series A Preferred Shares issued by the Company. The Series A Preferred Shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Therefore, the Group classifies the Series A Preferred Shares as mezzanine equity (Note 17).

In accordance with ASC 480-10, the mezzanine equity was initially measured based on its fair value at date of issue. Since the Series A Preferred Shares will be redeemable at the holder’s option 4 years from issuance if the Series A Preferred Shares are not converted, either voluntarily or automatically upon a qualified IPO. The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument using the interest method.

Moreover, according to ASC-480-10-S99-2, where fair value at date of issue is less than the mandatory redemption amount, the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. Each type of increase in carrying amount shall be recorded as charges against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital. As such, the accretion to the carrying amount of preferred share is recognized at minimum rate per annum of issuance price and plus the dividend declared.

(o)	Revenue recognition

(i)	Live streaming

The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. It generates revenue from sales of virtual items in the platforms. Users can access the platforms and view the broadcasters’ gameplay freely. The Group has a recharge system for user to purchase the Group’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and often consumed soon after it is purchased. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

The Group designs, creates and offers various virtual items for sales to users with pre-determined selling price. Sales proceeds are recorded as deferred revenue (note 2(p)) and recognized as revenue based on the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue recognition (continued)

(i)	Live streaming (continued)

consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized ratably over the fixed period on a straight line basis. The Group does not have further obligations to the user after the virtual items are consumed immediately or after the stated period of time for time-based items.

Virtual items may be sold individually or bundled into one arrangement. When the Group’s users purchase multiple virtual items bundled within the same arrangement, the Group evaluates such arrangements under ASC 605-25 Multiple-Element Arrangements. The Group identifies individual elements under the arrangement and determines if such elements meet the criteria to be accounted for as separate units of accounting. The Group’s major multiple-element arrangement is the Huya Noble Member Program. Within the Huya Noble Member Program, three elements are identified to be accounted for as separate units of accounting, including the noble member status, the virtual currency coupons and the right of subsequent renewal at a discounted price. A noble member status is used for one month and users can purchase multiple months up to a maximum of 24 months. The virtual currency coupons, which have the same purchase power as the Group’s virtual currency, is valid to use to purchase virtual items for a fixed period. In respect of the right of subsequent renewal at a discounted price, the Group estimates individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal. The Group allocates the arrangement consideration to the separate units of accounting based on their relative selling price. The following hierarchy has been followed when determining the relative selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). The VSOE of the selling price cannot be determined for the noble member status and the right of subsequent renewal as they are not sold separately out of the Huya Noble Member Program. The VSOE of the selling price also cannot be determined for the virtual currency coupons as they have expiry dates which are different with the Group’s virtual currencies. Therefore, the Group has adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each virtual item element. The Group determines the fair values of virtual items sold in a bundle based on similar products sold separately on the live streaming platforms based on the TPE of the selling price and determines the fair values of virtual items without similar products sold separately on the live streaming platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a stand-alone basis. The BESP may also be based on an estimated stand-alone pricing when the element has not previously been sold on a stand-alone basis. These estimates are generally determined based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the multiple elements identified in accordance with the applicable revenue recognition method relevant for that element. For noble member status, revenue is recognized on a straight line basis over the period the status remains valid. For virtual currency coupons, revenue is recognized consistently with how that virtual currency would be recognized as discussed above or upon expiration if the virtual currency coupon is not consumed prior to the expiration date. For the right of subsequent renewal at a discounted price, upon each time a subsequent renewal is purchased, the cash received is recorded as deferred revenue and allocated proportionally to the noble member status and virtual currency coupons based on their relative fair value and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue recognition (continued)

(i)	Live streaming (continued)

revenue is then recognized following the revenue recognition method of noble member status and virtual currency coupons as described above.

The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements. The revenue sharing fee is accounted for as cost of revenues of the Group. Broadcasters, who do not have revenue sharing arrangements with the Group, are not entitled to any revenue sharing fee.

(ii)	Advertising revenues

The Group primarily generates advertising revenues from sales of various forms of advertising and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on the Group’s platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display. For the years ended December 31, 2016 and 2017, net revenue generated from advertising was RMB4,926 and RMB70,301, respectively.

The Group enters into advertising contracts directly with advertisers or third party advertising agencies that represent advertisers. Contract terms generally range from 1 to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months.

The Group provides sales incentives in the forms of discounts and rebates to advertisers or advertising agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the advertisers or agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

(iii)	Online games revenues

The Group generates revenues from offering virtual items in online games developed by the Group itself or third parties to game users. The Group has a recharge system for user to purchase the Group’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and consumed soon after it is purchased. For the years ended December 31, 2016 and 2017, net revenue generated from online game-related services was nil and RMB32,680, respectively.

The majority of online games revenues were derived from the Group’s self-developed games for the year ended December 31, 2017.

Revenues derived from self-developed games are recorded on a gross basis as the Group takes primary responsibilities of game operation, including determining distribution platforms and payment platforms, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing, the Group considered itself to be the principal in these arrangements. Accordingly, fees to be shared with distribution platforms and payment handling costs charged by payment platforms are recorded as cost of revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue recognition (continued)

(iii)	Online games revenues (continued)

Users play games free of charge and are charged for purchases of virtual items mainly including consumable and perpetual items, which can be utilized to enhance users’ game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online games. The Group maintains information on consumption details of in-game virtual items, therefore, the Group recognizes revenues based on item-based model: (1) for consumable items, the revenue is recognized immediately upon consumption; (2) for perpetual items, the revenue is recognized ratably over the user relationship period of a specific game as described below.

The estimated user relationship period is based on data collected from those users who have purchased game tokens. The Group maintains a system that captures the following information for each user: (a) the frequency that users log into each game, and (b) the amount and the timing of when the users charge his or her game token. The Group estimates the user relationship period for a particular game to be the date a player purchases a game token through the date the Group estimates the user plays the game for the last time. This computation is completed on a user by user basis. Then, the results for all analyzed users are averaged to determine an estimated end user relationship period for each game. Revenues from in-game payments of each month are recognized over the user relationship period estimated for that game.

The determination of user relationship period is based on the Group’s best estimate that takes into account all known and relevant information at the time of assessment. The Group assesses the estimated user relationships on a monthly basis. Any adjustments arising from changes in the user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

(p)	Deferred revenue

Deferred revenue primarily consists of unconsumed virtual currency and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

(q)	Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various broadcasters, and content providers, (ii) bandwidth costs, (iii) salaries and welfare, (iv) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, (v) payment handling costs, and (vi) other costs.

(r)	Research and development expenses

Research and development expenses consist primarily of (i) salaries and welfare for research and development personnel, (ii) share-based compensation for research and development personnel, and (iii) rental expenses. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(r)	Research and development expenses (continued)

The Company recognizes software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2016 and 2017.

(s)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses and (ii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB57,077 and RMB72,960 for the years ended December 31, 2016 and 2017, respectively.

(t)	General and administrative expenses

General and administrative expenses consist primarily of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for general and administrative personnel.

(u)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statement of comprehensive loss amounted to RMB52,367 and RMB48,312 for the years ended December 31, 2016 and 2017, respectively.

(v)	Share-based compensation

Share-based compensation expense arises from share-based awards, including restricted share units granted by YY with its own underlying shares to certain management and other key employees who to some extent provide services to the Group (“YY’s Share-based Awards”), share options for the purchase of Huya’s ordinary shares, granted by the Group to its management and other key employees (“Huya Share-based Awards”) and ordinary shares granted to the Company’s CEO by YY(“CEO’s Awards”).

YY’s Share-based Awards

In determining the fair value of restricted share units granted, the fair value of the underlying shares of YY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of YY in the NASDAQ Global Market.

Share-based compensation expense for restricted share units granted under YY share-based incentive plans is recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Share-based compensation (continued)

YY’s Share-based Awards (continued)

period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates.

Huya Share-based Awards

In determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends.

Share-based compensation expense for share options granted to employees of the Group is measured based on their grant-date fair values and recognized over the requisite service period, which is generally the vesting period. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for the number of awards so estimated.

CEO’s Awards

In determining the fair value of the ordinary shares granted, a combination of discounted cash flow method (“DCF”) under income approach and guideline companies method (“GCM”) under market approach is applied, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast, based on the Company best estimates as of the valuation date, to present value. The WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

GCM was also adopted under the market approach to arrive at an equity valuation for the Company. GCM employs trading multiples method of selected public comparable companies including trailing and leading Enterprise Value/Revenue multiples. Based on the Company current stage of development and the conceptual strength of the income approach, the Company assigned 50% weight to each of the income approach and the market approach for the valuation date.

Share-based compensation expense for ordinary shares granted to the Company’s CEO is measured based on the grant-date fair value and fully recognized in the year ended December 31, 2017 given that there was no vesting condition required.

(w)	Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership of the leased property is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the leased property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(w)	Leases (continued)

an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the consolidated statement of comprehensive loss on a straight-line basis over the term of underlying lease. The Group has no capital lease for any of the years presented.

(x)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Income tax liability is calculated based on a separate return basis as if the Group had filed separate tax returns before the completion of the Carve-out.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2016 and 2017. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

(y)	Statutory reserves

The Group’s PRC entities are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as WFOEs have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company’s discretion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(y)	Statutory reserves (continued)

In addition, in accordance with the Company Laws of the PRC, the Group’s entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The Group did not make any appropriation to its general reserve fund, statutory surpluses fund, discretionary surplus fund, and the staff bonus and welfare fund for the years reported, as the PRC entities reported accumulated losses.

(z)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(aa)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2016 and 2017. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(bb)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretion of redemption feature related to the Company’s redeemable convertible preferred shares (Note 17), by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(cc)	Segment reporting

The Group’s chief operating decision maker has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. Therefore, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

(dd)	Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenues based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, which defers by one year ASU 2014-09’s effective date. The amendment will be effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Early adoption is permitted only for annual and interim periods beginning after December 15, 2016.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017.

The Company has set up an implementation team to analyze each of the Group’s revenue stream in accordance with the new revenue standard to determine the impact on the Company’s consolidated financial statements. The Company has completed the evaluation and assessment of its adoption of ASC 606. Based on the Company’s assessment, the adoption of the new revenue standard will not have a material impact on the Group’s consolidated financial statements. The Company will apply the new revenue standard from January 1, 2018 on a modified retrospective basis.

In January 2016, the FASB issued ASU 2016-01: Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows: 1) Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. 2) Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. 3) Eliminate the requirement to disclose the fair value of financial instruments measured at

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(dd)	Recently issued accounting pronouncements (continued)

amortized cost for entities that are not public business entities. 4) Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. 5) Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. 6) Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. 7) Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. 8) Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will apply the new standard beginning January 1, 2018 and recognize the changes in fair value for the equity investment measured at fair value through net income (loss). For investment in equity security lacking of readily determinable fair values, the Company will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Company anticipates that the adoption of ASU 2016-01 will increase the volatility of the Group’s other income (expense), net, as a result of the remeasurement of the Group’s equity security upon the occurrence of observable price changes and impairments.

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases.

For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On August 6, 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows—Classification of Certain Cash Receipts and Payments.” The ASU provides guidance on the classification of certain cash receipts and payments including debt prepayment or debt issuance costs and cash payments for contingent considerations. The ASU also provides clarification on the application of the predominance principle outlined in ASC 230. The effective date for public entities will be annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this standard will have on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(dd)	Recently issued accounting pronouncements (continued)

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. ASU 2016-16 is effective for fiscal years and interim periods within those years beginning after December 31, 2018. The Company does not expect ASU 2016-16 to have a material impact to the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718), Scope of Modification Accounting”, which clarifies and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.	Certain risks

(a)	Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

(b)	Credit risk

As of December 31, 2016 and 2017, substantially all of the Group’s cash and cash equivalents and short-term deposits were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits for the years ended December 31, 2016 and 2017 and believes that its credit risk to be minimal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks. Cash and cash equivalents balance as of December 31, 2016 and 2017 primarily consist of the following currencies:

	December 31, 2016		December 31, 2017
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	6,187	6,187	399,966	399,966
US$	—	—	6,513	42,566

Total		6,187		442,532

As of December 31, 2016 and 2017, substantially all of the Group’s cash and cash equivalents were held in major financial institutions located in the PRC.

5.	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Short-term deposits balance as of December 31, 2016 and 2017 primarily consist of the following currencies:

	December 31, 2016		December 31, 2017
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	95,000	95,000	150,000	150,000
US$	—	—	67,816	443,241

Total		95,000		593,241

As of December 31, 2016 and 2017, substantially all of the Group’s short-term deposits were held in major financial institutions located in the PRC.

6.	Accounts receivable, net

	December 31,
	2016	2017
	RMB	RMB
Accounts receivable, gross	2,940	30,347
Less: allowance for doubtful receivables	—	(500)

Accounts receivable, net	2,940	29,847

Additions of allowance for doubtful receivables charged to general and administrative expenses for the years ended December 31, 2016 and 2017 were nil and RMB500, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

7.	Prepayments and other current assets

	December 31,
	2016	2017
	RMB	RMB
Prepayments to vendors and content providers	48,489	62,268
Interests receivable	510	5,575
Others	981	3,533

Total	49,980	71,376

8.	Investments

(i) In 2017, the Company acquired 10% equity interest of a privately-held entity in the form of preferred shares with a total consideration of RMB10,000. This investment is not considered in-substance common stock as the Company has liquidation preference over ordinary shareholders of the investee and therefore has been precluded from applying the equity method of accounting. It has been accounted for as investment under cost method, since the equity security does not have a readily determinable fair value.

(ii) In 2017, the Company acquired an investment applying equity method of accounting with a total consideration of RMB450. For the year ended December 31, 2017, the Company recognized the share of cumulative loss of the equity method investment with amount of RMB151.

9.	Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2016	2017
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	16,876	49,786
Total	16,876	49,786

Less: accumulated depreciation	(10,609)	(17,471)

Property and equipment, net	6,267	32,315

Depreciation expense for the years ended December 31, 2016 and 2017 were RMB4,202 and RMB6,864, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

10.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2016	2017
	RMB	RMB
Gross carrying amount
Domain names	4,387	5,120
Trademark	1,132	1,132
Software	—	825

Total of gross carrying amount	5,519	7,077

Less: accumulated amortization
Domain names	(634)	(930)
Trademark	(19)	(246)
Software	—	(281)

Total accumulated amortization	(653)	(1,457)

Intangible assets, net	4,866	5,620

Amortization expense for the years ended December 31, 2016 and 2017 were RMB312 and RMB804, respectively.

As of December 31, 2017, intangible assets amortization expense for future years is expected to be as follows:

Year ended December 31,	Amortization expense of intangible assets

2018	1,111
2019	567
2020	567
2021	549
2022	341

The weighted average amortization periods of intangible assets as of December 31, 2016 and 2017 are as below:

December 31,
	2016	2017
Domain names	15 years	15 years
Trademark	5 years	5 years
Software	Not applicable	1 year

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

11.	Deferred revenue

	December 31,
	2016	2017
	RMB	RMB
Deferred revenue, current:
Live streaming	56,526	240,802
Others	—	2,617

Total current deferred revenue	56,526	243,419

Deferred revenue, non-current:
Live streaming	11,693	45,024

Total non-current deferred revenue	11,693	45,024

12.	Accrued liabilities and other current liabilities

	December 31,
	2016	2017
	RMB	RMB
Revenue sharing fees	118,963	259,134
Bandwidth costs	35,097	63,909
Salaries and welfare	50,399	44,473
Marketing and promotion expenses	15,852	17,511
Professional fee payables	—	13,275
Content license payables	18,110	2,035
Others	11,098	23,741

Total	249,519	424,078

13.	Cost of revenues

	For the year ended December 31,
	2016	2017
	RMB	RMB
Revenue sharing fees and content costs	583,906	1,394,832
Bandwidth costs	338,012	411,027
Salaries and welfare	62,321	52,372
Depreciation and amortization	67,776	32,562
Payment handling costs	7,684	14,071
Others	34,945	25,000

Total	1,094,644	1,929,864

14.	Other income

Other income primarily comprised of a gain recognized for the transfer to a third party of a cooperation right with a game team in the year ended December 31, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Taxation

(a)	PRC value-added tax and related surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. Net revenues are presented after netting off the VAT. The primary applicable rate of VAT is 6% for the years ended December 31, 2016 and 2017. The surcharges are calculated based on 12% of VAT paid.

(b)	Income taxes

(i) Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii) Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Group in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(iii) PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group and Predecessor Operations in the PRC are subject to a uniform income tax rate of 25% for years presented. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”).

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Taxation (continued)

(b)	Income taxes (continued)

(iii) PRC (continued)

subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the years presented.

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive loss are as follows:

For the year ended December 31,
	2016	2017
	RMB	RMB
Current income tax expenses	—	—
Deferred income tax	—	—

Income tax expenses for the year	—	—

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the year ended December 31,
	2016	2017
	RMB	RMB
PRC Statutory income tax rate	(25.0)%	(25.0)%
Effect of tax-exempt entities	—	1.0%
Permanent differences (i)	2.1%	0.2%
Change in valuation allowance	25.6%	45.5%
Effect of Super Deduction available to the Group	(2.7)%	(21.7)%

Effective income tax rate	—	—

(i)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Taxation (continued)

(b)	Income taxes (continued)

(iii) PRC (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2016 and 2017 are as follows:

	December 31,
	2016	2017
	RMB	RMB
Deferred tax assets
Tax loss carried forward (i)	359,032	26,623
Deferred revenue	17,055	26,219
Others	—	4,914

Total deferred tax assets	376,087	57,756

Less: Valuation allowance (ii)	(376,087)	(57,756)

Total deferred tax assets, net	—	—

(i)	Before the completion of the Carve-out, income tax is calculated based on a separate return basis as if the Group had filed separate tax returns. Therefore, the Group was deemed to have tax losses carried forward amounting to RMB355,103 as of December 31, 2016 as if it had filed separate tax returns before. At the same time, as Guangzhou Huya was in loss position as of December 31, 2016, therefore there was tax losses carried forward amounting to RMB3,929 incurred by Guangzhou Huya. After the completion of the Carve-out, the Group started to file separate tax returns. Therefore, tax losses carried forward as of December 31, 2017 have been adjusted to reflect the tax losses appearing in the Group’s actual tax returns. As a result, tax losses carried forward amounting to RMB355,103 have been reversed in the year ended December 31, 2017 given these losses legally remained with the Parent Company upon the Carve-out.
(ii)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2016 and 2017.

Movement of valuation allowance

	For the year ended December 31,
	2016	2017
	RMB	RMB
Balance at beginning of the year	211,598	376,087
Additions	164,489	36,772
Reversals	—	(355,103)

Balance at end of the year	376,087	57,756

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Taxation (continued)

(b)	Income taxes (continued)

(iii) PRC (continued)

Tax loss carry forwards

As of December 31, 2017, total tax loss carry forwards of the Company’s subsidiaries and VIEs in the PRC amounted to RMB106,493 will expire if not used between 2018 and 2022. The applicable carry-forward limitation periods is 5 years under the PRC EIT law.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31,2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

16.	Ordinary shares

The Company’s Memorandum and Articles of Association authorized the Company to issue 477,941,177 ordinary shares at US$0.0001 par value as of December 31, 2017. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

In March 2017, 100,000,000 ordinary shares was issued to YY. In October 2017, both of YY’s and the Company’s board of directors approved that: (1) YY transfer, at nominal consideration, 992,456 ordinary shares of the Company to ROSY BAY LIMITED, the economic interests of which are substantially owned by certain officers of YY, for these officers’ services provided to YY; and (2) YY transfer, at nominal consideration, 559,039 ordinary shares of the Company to ALL WORTH LIMITED, which is beneficially owned by the CEO of the Company, for his service provided to the Company.

The transfer of the ordinary shares is accounted for as share-based awards granted to the officers of YY and CEO of the Company. The fair value of the ordinary shares transferred to company with economic interests substantially owned by YY’s officers are recognized as share-based compensation expenses in the financial statements of YY as the services provided by these officers for YY were unrelated to Huya and therefore not reflected in the Company’s consolidated financial statements, while the fair value of the ordinary shares transferred to company beneficially owned by the Company’s CEO are recognized as share-based compensation expenses in the financial statements of the Company. Please refer to Note 18(c) for the details of the shared-based award granted to the CEO of the Company.

As detailed in Note 23, upon closing of the issuance of Series B-2 Preferred Shares on March 8, 2018, the Company adopted a dual voting structure on its shares and the Company’s ordinary shares were divided into Class A and Class B ordinary shares, accordingly, the Company’s issued and outstanding ordinary shares as of December 31, 2017 were divided into 992,456 Class A ordinary shares and 99,007,544 Class B ordinary shares. The Company’s authorized ordinary shares has been revised as 348,964,707 shares, including 249,957,163 Class A ordinary shares and 99,007,544 Class B ordinary shares.

17.	Redeemable convertible preferred shares

On May 16, 2017, the Company entered into a Series A Preferred Shares subscription agreement with the Series A investors and pursuant to which, the Company issued 22,058,823 shares of Series A Preferred

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Redeemable convertible preferred shares (continued)

Shares at a price of US$3.4 per share with total cash consideration of US$75,000 (equivalent to RMB509,730 as of the issuance date). The issuance of the Series A Preferred Shares was completed on July 10, 2017.

The key terms of the Series A Preferred Shares are summarized as follows:

Dividends rights

Holders of the Series A Preferred Shares shall be entitled to receive preferential dividends, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, when, as, and if declared by the Board of Directors, at a non-cumulative rate of at least 8% per annum, prior and in preference to the holders of any other class or series of shares, additionally, the holders of Series A Preferred Shares shall be entitled to receive dividends at the rate no less than the rate for the holders of any other class or series of shares (calculated on an as converted basis).

Conversion feature

Each Series A Preferred Share shall be convertible at the option of the holder thereof, at any time after the Series A issue date into such number of fully paid and non-assessable ordinary share as determined by dividing the Series A issue price by the then-effective applicable Series A conversion price. Upon the closing of a qualified IPO, each Series A Preferred Share shall automatically be converted into fully-paid and non-assessable ordinary shares based on the then-effective Series A conversion price. The “Series A conversion price” as of the date of issuance of the Series A Preferred Shares shall initially be the Series A issue price, resulting in an initial conversion ratio for the Series A Preferred Shares of 1:1, and thereafter shall be subject to adjustment and readjustment from time to time as hereinafter provided, being no less than the par value. Adjustments of conversion ratios include the following: adjustment for share splits and combinations, adjustment for ordinary share dividends and distributions, adjustments for other dividends, adjustments for reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions and adjustments to Series A conversion price for dilutive issuance (dilutive issuance means the event of an issuance of new securities, at any time after the issuance date of the Series A Preferred Shares, for a consideration per ordinary share received by the Company (net of any selling concessions, discounts or commissions) less than conversion price of the Series A Preferred Shares in effect immediately prior to such issue.

Redemption feature

At any time and from time to time after the fourth (4th) anniversary of the date of issuance of the Series A Preferred Shares (the “Redemption Date”), upon written notice of the holders of fifty percent (50%) or more of the then issued and outstanding Series A Preferred Shares, the Company shall redeem all or a portion of the Series A Preferred Shares held by such holders at the Series A Redemption Price (as defined below), provided that (a) a qualified IPO, (b) the liquidation, dissolution or winding up of Huya and (c) a deemed liquidation event has not been consummated by the Company by the Redemption Date.

The “Series A Redemption Price” for each Series A Preferred Share redeemed shall be 100% of the Series A issue price plus accrued daily interest (on the basis of a 365-day year basis) at a rate of eight percent (8%) per annum and any declared but unpaid dividends on such Series A Preferred Share.

If the Company’s assets or funds legally available for any redemption of Series A Preferred Shares shall be insufficient to permit the payment of the applicable Series A Redemption Price in full in respect of each

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Redeemable convertible preferred shares (continued)

Redemption feature (continued)

redeeming Series A Preferred Share, with respect to any remaining Series A Preferred Shares to be redeemed, each of the redeeming holders of the Series A Preferred Shares may choose to request the Company to (and the Company upon such request shall) execute and deliver to such redeeming holder a convertible promissory note (the “Convertible Note”) for the full amount of the redemption payment due but not paid to such holder; provided, that such Convertible Note shall be due and payable no later than twelve months of the redemption closing date, the full amount due under such Convertible Note shall accrue interest daily (on the basis of a 365-day year) at a rate of eight percent (8%) per annum.

Voting rights

The holder of a Series A Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary shares into which such holder’s collective Series A Preferred Shares are convertible immediately.

Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by Law) shall be distributed to the members of Huya as follows:

(1) First, the holders of the Series A Preferred Shares shall be entitled to receive for each Series A Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any other class or series of shares by reason of their ownership of such shares, an amount equal to the sum of (i) 100% of the Series A issue price, and (ii) any and all accrued or declared but unpaid dividends on such Series A Preferred Shares (collectively, the “Series A Preference Amount”).

If the assets and funds thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Shares in proportion to the aggregate Series A Preference Amount each such holder is otherwise entitled to receive pursuant to this subparagraph (1).

(2) If there are any assets or funds remaining after the Series A Preference Amount has been distributed or paid in full to the applicable Series A preferred shareholders pursuant to subparagraph (1) above, the remaining assets and funds of the Company available for distribution to the members shall be distributed ratably among all members according to the relative number of ordinary shares held by such member (treating for this subparagraph (2) all Series A Preferred Shares as if they had been converted to ordinary shares immediately prior to such liquidation, dissolution or winding up of the Company).

Accounting of Series A Preferred Shares

The Company classified the Series A Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Redeemable convertible preferred shares (continued)

Accounting of Series A Preferred Shares (continued)

As holders of the Series A Preferred Shares who exercise the redemption rights are allowed to request the Company to issue a convertible note if the Company’s assets or funds legally available for redemption are insufficient, the host contract is considered to be a debt host. The Company determined that there were no embedded derivatives requiring bifurcation from the host contract. The redemption feature is considered clearly and closely related to the host contract. While the conversion feature is not clearly and closely related to the host contract, no bifurcation is required as the conversion feature does not meet the definition of a derivative because the terms of the contracts do not require or explicitly state that it permits net settlement for the conversion feature.

The Company recognized accretion to the respective redemption value of the Series A Preferred Shares over the period starting from issuance date to the earliest redemption date. The Company recognized accretion of the Series A Preferred Shares amounted to US$3,000 (equivalent to RMB19,842) for the year ended December 31, 2017. The accretion to the redemption value of the Series A Preferred Shares would also be US$3,000 (equivalent to RMB19,842) and the balance of redemption value of the Series A Preferred Shares would be US$78,000 (equivalent to RMB 509,668) as if they were redeemable at December 31, 2017.

The Company’s redeemable convertible preferred shares activities for the year ended December 31, 2017 are summarized below:

	Number of shares	Amount
		RMB
Balances as of January 1, 2017	—	—
Issuance as of July 10, 2017	22,058,823	509,730
Accretion to Series A Preferred Shares redemption value	—	19,842
Foreign exchange	—	(19,904)

Balance as of December 31, 2017	22,058,823	509,668

The Company has used the discounted cash flow method to determine the underlying share value of the Company and adopted equity allocation model to determine the fair value of the Series A Preferred Shares as of the dates of issuance.

Key valuation assumptions used to determine the fair value of Series A Preferred Shares are as follows:

For the year ended December 31, 2017
Discount rate	25%-35%
Risk-free interest rate	1.70%
Volatility	50%-80%

As detailed in Note 23, upon closing of the issuance of Series B-2 Preferred Shares on March 8, 2018, the Company adopted a dual voting structure on its shares and the Company’s Series A Preferred Shares were divided into 17,647,058 Series A-1 preferred shares and 4,411,765 Series A-2 preferred shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Share-based compensation

Compensation expense recognized for share-based awards granted by YY and Huya, respectively, was as follows:

	For the year ended December 31,
	2016	2017
	RMB	RMB
Share-based compensation expenses
- Related to YY’s Share-based Awards	52,098	10,465
- Related to Huya Share-based Awards	—	19,473
- Related to CEO’s Awards	—	10,170

Total	52,098	40,108

There was no capitalized share-based compensation expense for the years presented.

(a)	YY’s Share-based Awards

Certain of the Group’s employees were granted awards under the 2011 Share Incentive Scheme of YY. The share-based compensation expense arising from such grants was allocated to the Group and recognized as share-based compensation expense in the Group’s consolidated statements of comprehensive loss.

2011 Share Incentive Scheme

On September 16, 2011, the board of directors of YY approved the 2011 Share Incentive Scheme. In October 2012, the board of directors of YY resolved that the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the 2011 Share Incentive Scheme shall be 43,000,000 plus an annual increase of 20,000,000 on the first day of each fiscal year, or such lesser amount of Class A common shares as determined by the board of directors of YY.

The 2011 Share Incentive Scheme of YY provides for the issuance of YY’s common shares to certain management and other key employees who to some extent provide services to the Group, mainly including restricted share units. As of December 31, 2016 and 2017, unvested YY restricted share units held by the employees of the Group were settleable upon vesting by the issuance of 4,983,052 and 2,208,659 common shares of YY.

For the years ended December 31, 2016 and 2017, share-based compensation expense of RMB52,098 and RMB10,465, respectively, was recognized in the Group’s consolidated statements of comprehensive loss.

As of December 31, 2016 and 2017, there were RMB20,394 and RMB8,626, respectively, of unrecognized compensation expense related to these unvested restricted share units. These amounts are expected to be recognized over a weighted average period of 0.89 year and 0.72 year, respectively.

(b)	Huya Share-based Awards

Huya 2017 Share Incentive Plan

Grant of options

On July 10, 2017, the Board of Directors of the Company approved the establishment of 2017 Share Incentive Plan, the purpose of which is to provide an incentive for employees contributing to the Group. The 2017 Share Incentive Plan shall be valid and effective for 10 years from the grant date. The maximum

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Share-based compensation (continued)

(b)	Huya Share-based Awards (continued)

Huya 2017 Share Incentive Plan (continued)

Grant of options (continued)

number of shares that may be issued pursuant to all awards (including incentive share options) under 2017 Share Incentive Plan shall be 17,647,058 shares. For the year ended December 31, 2017, the Company granted 11,737,705 share options to employees pursuant to the 2017 Share Incentive Plan.

Vesting of options

There are two types of vesting schedule under the Huya 2017 Share Incentive Plan, which are: i) 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, and ii) options will be vested in four equal installments over the following 48 months.

These options shall (i) be exercisable during its term cumulatively according to the vesting schedule set out in the grant notice and with the applicable provisions of the 2017 Share Incentive Plan, provided that the performance conditions otherwise agreed by the parties (if any) to which the option is subject have been fulfilled upon each corresponding vesting date; (ii) be deemed vested and exercisable immediately in the event of a change of control, regardless of the vesting schedule; (iii) be exercisable upon any arrangement as otherwise agreed by the parties based on their discussion in good faith.

Movements in the number of share options granted to the Group’s employees and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)
As at January 1, 2017	—	—	—
Granted	11,737,705	2.5500	10.00
Forfeited	(18,000)	2.5500

As at December 31, 2017	11,719,705	2.5500	9.75

Expected to vest at December 31, 2017	10,675,362	2.5500	9.61

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Share-based compensation (continued)

(b)	Huya Share-based Awards (continued)

Huya 2017 Share Incentive Plan (continued)

Vesting of options (continued)

The Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

For the year ended December 31,
2017
US$
Weighted average fair value per option granted	1.3798
Weighted average exercise price	2.5500
Risk-free interest rate (1)	2.25%
Expected term (in year) (2)	10
Expected volatility (3)	55%
Dividend yield (4)	—

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

For the year ended December 31, 2017, the Group recorded share-based compensation of RMB19,473, using the graded-vesting attribution method.

As of December 31, 2017, there was RMB77,660 unrecognized share-based compensation expense relating to Huya 2017 Share Incentive Plan granted to employees. The expense is expected to be recognized over a weighted-average remaining vesting period of 1.25 years using the graded-vesting attribution method.

(c)	CEO’s Awards

As detailed in Note 15, in October 2017, YY transferred, at nominal consideration, 559,039 ordinary shares of the Company to the CEO of the Company, for his service provided to the Company. The share awards were immediately vested and the Company recorded a share-based compensation charge of RMB10,170 for the year ended December 31, 2017.

The fair value of the CEO’s Awards was determined at the grant date by the Company.

19.	Loss per share

On March 30, 2017, the Company issued 100,000,000 ordinary shares in connection with the Reorganization (Note 1(b)). As of December 31, 2017, 100,000,000 ordinary shares were issued and outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

19.	Loss per share (continued)

In calculating loss per share, it is assumed that the weighted average number of shares in issue throughout the years ended December 31, 2016 and 2017 is 100,000,000.

Basic and diluted net loss per ordinary share reflecting the effect of the issuance of ordinary shares to YY and other shareholders are presented as follows, as if they had been existed since January 1, 2016:

	For the year ended December 31,
	2016	2017
	RMB	RMB
Numerator:
Net loss	(625,627)	(80,968)
Accretion to Series A Preferred Shares redemption value	—	(19,842)

Numerator for basic and diluted net loss per share	(625,627)	(100,810)

Denominator:
Weighted average number of ordinary shares outstanding	100,000,000	100,000,000

Denominator for basic and diluted net loss per share	100,000,000	100,000,000

Net loss per ordinary share
Basic and diluted	(6.26)	(1.01)

The potentially dilutive securities that were not included in the calculation of above dilutive net loss per share in the years presented where their inclusion would be anti-diluted include options to purchase ordinary shares of 4,661,001 and preferred shares to be converted into ordinary shares of 10,576,148 for the year ended December 31, 2017 on a weighted average basis. While for the year ended December 31, 2016, there were no potentially dilutive securities issued.

20.	Related party transactions

For the years ended December 31, 2016 and 2017, significant related party transactions were as follows:

	For the year ended December 31,
	2016	2017
	RMB	RMB
Capital contribution from VIE of YY	100,000	100,000
Net increase in Parent Company investment through contributed service	422,773	164,913
Deemed contribution from YY (Note 1(c))	—	20,000
Costs and expenses allocated from YY, excluding the share-based compensation costs and expenses related to YY’s Share-based Awards	217,107	—
Share-based compensation expenses related to YY’s Share-based Awards (Note 18(a))	52,098	10,465
Share-based compensation expenses related to CEO’s Awards (Note 18(c))	—	10,170
Purchase of property and equipment and intangible assets from YY	12,491	733
Deposits received from content providers by YY on behalf of Huya	3,221	—
Operation support services provided by YY (1) (Note 1(b))	—	151,216
Purchase of services by YY on behalf of Huya (Note 1(b))	—	155,249
Cash collected by YY as a payment platform for Huya (Note 1(b))	—	2,352,528
Cash paid to purchase short term deposits together with YY	—	7,096
Advertising revenue from YY	—	468
Advertising production cost charged by a related party	—	849

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Related party transactions (continued)

(1)	Purchases of services are mutually agreed with reference to the cost and market price of the services.

On July 10, 2017, pursuant to Series A Preferred Shares arrangements (Note 17) entered amongst the Company and the investors of the Series A Preferred Shares, the Company issued, and Jungle TT Limited, which was wholly owned by CEO of Huya, and NEW WALES HOLDINGS LIMITED and LEGEND RANK VENTURES LIMITED, both of which were wholly owned by CEO and the Chairman of YY subscribed for, 4,411,765, 4,411,765 and 1,470,588 Series A Preferred Shares, respectively, at a price of US$3.4 per share with a total consideration of US$35,000.

Starting from January 1, 2017, the Company obtained an exclusive and royalty-free license from VIE of YY to use 11 patents and technologies that are the subjects of 28 patent applications through the respective terms of such patents.

As of December 31, 2016 and 2017, the amounts due from/to related parties are as follows:

	December 31,
	2016	2017
	RMB	RMB
Amounts due from related parties
YY	1,994	111,830
Other	—	1,481

Total	1,994	113,311

Amounts due to related parties
YY	11,070	7,495
Other	—	900

Total	11,070	8,395

The other receivables/payables from/to related parties are unsecured and payable on demand.

21.	Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

21.	Fair value measurements (continued)

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2016 and 2017.

22.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were RMB21,920 and RMB12,780 for the years ended December 31, 2016 and 2017, respectively.

As of December 31, 2017, future minimum payments under non-cancelable operating leases consist of the following,

Office rental
RMB
2018	12,206

(b)	Capital and other commitment

The Group did not have significant capital and other commitments as of December 31, 2016 and 2017.

(c)	Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2017, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, balance sheets or results of operations and cash flows.

23.	Subsequent events

a) On March 8, 2018, the Company issued 64,488,235 shares of Series B-2 redeemable convertible preferred shares (“Series B-2 Preferred Shares”) at a price of US$7.16 per share for cash consideration of US$461.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Subsequent events (continued)

million to Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited (“Tencent”), representing an equity interest of 34.6% of the Company on an as-converted basis (the “Transaction”).

The holders of the Series B-2 Preferred Shares are entitled to participate in any dividend pari passu with ordinary shareholders of the Company on an as-converted basis. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series B-2 Preferred Shares shall be entitled to receive an amount equal to the higher of (a) the sum of (i) 100% of the Series B-2 issue price, and (ii) any and all accrued or declared but unpaid dividends on such Series B-2 Preferred Shares or (b) the pro-rata share of the distributions of the Company available to all holders of ordinary shares on an as-converted basis. Upon the closing of the Transaction, the terms of liquidation preference for the holders of the Series A Preferred Shares were changed as the same with those of the holders of the Series B-2 Preferred Shares, which is after the distribution or payment in full of the payment to the holders of the Series B-2 Preferred Shares discussed above. Each Series B-2 Preferred Share is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one Class B ordinary share of the Company. In addition, each Series B-2 Preferred Share would automatically be converted into a Class B ordinary share of the Company upon the closing of a qualified IPO. Upon the occurrence of a redemption event and upon written notice of the holders of 50% or more of the then issued and outstanding Series B-2 Preferred Shares, the Company shall redeem all or a portion of the Series B-2 Preferred Shares held by such holders at a price equal to the Series B-2 issue price plus accrued daily interest at a rate of 8% per annum and any declared but unpaid dividends on such Series B-2 Preferred Shares. If the Company’s assets or funds legally available for redemption are insufficient, the holders of the Series B-2 Preferred Shares who exercise the redemption rights are allowed to request the Company to issue a convertible note for the full amount of the redemption payment due but not paid to the holders.

In addition, the Company also granted a right to Tencent to enable it to purchase additional equity shares and increase its voting interest in the Company to reach 50.10% on an as-converted and fully diluted basis. The additional equity shares will be settled by YY’s equity shares in the Company or equity shares newly issued by the Company if YY decides not to sell its shares. Tencent has the exclusive right to exercise the right, at any time, commencing on the second anniversary of the closing of the Transaction and ending on the third anniversary of the closing. The exercise price of the right was equal to the higher of (i) the price per ordinary share based on the Company’s post-money valuation upon the closing of the Transaction, and (ii) either (1) a per ordinary share issue price for the most recent qualified financing of the Company, if the Company has not then completed a qualified IPO at the time of Tencent’s exercise of such purchase right, or (2) the average of closing trading prices in the last 20 trading days prior to the Company’s and YY’s receipt of Tencent’s written notice to exercise such purchase right, if the Company is then a public company.

Concurrent with the Transaction, the Company adopted a dual voting structure on its shares. The Company’s ordinary shares were divided into Class A and Class B ordinary shares, while the Company’s preferred shares were divided into Series A-1, Series A-2, Series B-1 and Series B-2 preferred shares. Holders of Class A ordinary shares, Series A-1 and Series B-1 preferred shares (“Low Vote Shares”) are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares, Series A-2 and Series B-2 preferred shares (“High Vote Shares”) are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Series A-2 and Series B-2 preferred share is convertible into one Class B ordinary share of the Company, while Series A-1 and Series B-1 preferred shares are only convertible into Class A ordinary shares and shall not be convertible into Class B ordinary shares. Prior to the consummation of a qualified IPO, in the event of any direct or indirect sale or transfer of any High Vote Shares to a party other than any of holders of High Vote Shares, such High Vote Shares, which are Class B ordinary shares, Series

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Subsequent events (continued)

A-2 preferred shares or Series B-2 preferred shares, shall convert into an equal number of Low Vote Shares, which are Class A ordinary shares, Series A-1 preferred shares or Series B-1 preferred shares. Upon the closing of a qualified IPO, each Series A-2 and Series B-2 preferred share would automatically be converted into a Class B ordinary share, while each Series A-1 and Series B-1 preferred share would automatically be converted into a Class A ordinary share. After a qualified IPO, upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such share, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Except for conversion rights and voting rights, holders of Class A and Class B ordinary shares have the same rights, Series A-1 and Series A-2 preferred shares have the same rights, and Series B-1 and Series B-2 have the same rights, respectively. High Vote Shares are held by YY, the CEO of Huya and Tencent, respectively, representing 58.0%, 2.9% and 38.0% voting interest in the Company on an as-converted basis, as of the closing of the Transaction.

Upon the completion of the Transaction, the Company’s Board of Directors consists three directors, in which YY appointed two directors and Tencent appointed one director. As YY has the majority of voting power, YY remains control over the Company.

b) On February 5, 2018, Tencent and the Company, through their respective PRC affiliated entities, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to the agreement, both parties agreed to establish strategic cooperation relationship in various areas, including game publishing and operation, live game streaming content provision and broadcaster management. Detail cooperation terms will be negotiated on a case by case basis in the normal course of business. This agreement has a term of three years, which will be renewed subject to both parties’ negotiation.

c) On March 8, 2018, YY and the Company, through their respective PRC affiliated entities, entered into a non-compete agreement. Pursuant to the agreement, YY agree not to compete with the Company in those areas relating to the Company’s core business, for a term of four years from the date of this non-compete agreement.

d) On March 8, 2018, YY and the Company, through their respective PRC affiliated entities, entered into a business cooperation agreement, which sets out terms of the cooperation in following areas:

i) YY provides payment handling support service to the Company with the charge at the lower of market price and cost;

ii) The Company can use the content monitoring system provided by YY free of charge; and

iii) YY and the Company will not recruit broadcasters, who have entered into exclusive agreements, from the counter parties.

The business cooperation agreement has an initial term of five years from January 1, 2018 to December 31, 2022 and will be automatically renewed for one year unless any party refuses to renew.

e) (Unaudited) On March 20, 2018 and March 22, 2018, YY sold its 1,397,059 Class B ordinary shares to one of the holders of the Series A-1 preferred shares and 6,985,294 Class B ordinary shares to one third party investor, respectively, at a price of US$7.16 per share. Such Class B ordinary shares were automatically converted into an equal number of Class A ordinary shares.

f) (Unaudited) On March 15, 2018, the Company granted 6,102,353 share options with an exercise price of US$2.55 to the Company’s chairman and certain consultants with the same terms as those of share options granted in 2017, which have been disclosed in Note 18(b). The grant date fair value of the option was

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Subsequent events (continued)

estimated to be approximately US$5.21 per share. The total compensation expense relating to the options will be approximately US$31.7 million.

g) (Unaudited) On March 31, 2018, the Company granted 3,655,084 restricted share units to certain employees. There are two types of vesting schedule, which are: i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, and ii) restricted share units will be vested in four equal installments over the following 48 months. The grant date fair value of the restricted share units was estimated to be approximately US$7.16 per share. The total compensation expense relating to the restricted share units will be approximately US$23.8 million.

h) (Unaudited) On March 31, 2018, the Board of Directors approved the amended and restated 2017 Share Incentive Plan. The maximum number of shares that may be issued has been increased from 17,647,058 shares to 28,394,117 shares.

i) (Unaudited) On March 31, 2018, the Company has set up Solo Star—Light Eagle Trust as equity incentive trust for the purpose of holding share awards granted to certain employees and underlying shares before they are exercised as instructed by the employees.

j) (Unaudited) On April 27, 2018, YY transferred, at nominal consideration, its 367,870 Class B ordinary shares to Savvy Direction Limited, the economic interests of which are substantially owned by one officer of YY, for his services provided to YY. Such Class B ordinary shares were automatically converted into an equal number of Class A ordinary shares. The fair value of the ordinary shares transferred to the company with economic interests substantially owned by YY’s officer are recognized as share-based compensation expenses in the financial statements of YY as the services provided by the officer for YY were unrelated to Huya and therefore will not be reflected in the Company’s consolidated financial statements.

24.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB75,627 and RMB166,267 as of December 31, 2016 and 2017. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

For the year ended December 31, 2016, it was not applicable for the Group to disclose the condensed financial information for the parent company as the Company had not been incorporated as of December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Restricted net assets (continued)

For the year ended December 31, 2017, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2017 and the condensed financial information of the Company are required to be presented (Note 25).

25.	Additional information—condensed financial statements

The condensed financial statements of the Company have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries and VIEs under the equity method of accounting. Such investments to subsidiaries and VIEs are presented on the balance sheet as “Interests in subsidiaries and VIEs” and the loss of the subsidiaries and VIEs is presented as “Share of loss of subsidiaries and VIEs” in the statement of comprehensive loss.

The footnote disclosures contain supplemental information related to the operations of the Company and, as such, these financial statements should be read in conjunction with the noted to the consolidation financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2017, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Additional information—condensed financial statements (continued)

(a)	Condensed balance sheet of HUYA Inc.

	As of December 31,
	2017	2017
	RMB	US$
		(Note 2(e))
Assets
Current assets
Cash and cash equivalents	39,277	6,037
Short-term deposits	443,241	68,125
Prepayments and other current assets	1,733	266
Amounts due from Parent Company	7,163	1,101
Amounts due from a VIE	2,000	307

Total current assets	493,414	75,836

Non-current assets
Interests in subsidiaries and VIEs	84,179	12,938

Total non-current assets	84,179	12,938

Total assets	577,593	88,774

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accrued liabilities and other current liabilities	7,573	1164
Amounts due to Parent Company	153	24

Total current liabilities	7,726	1,188

Total liabilities	7,726	1,188

Mezzanine equity
Series A Preferred Shares (US$0.0001 par value; 17,647,058 Series A-1 preferred shares and 4,411,765 Series A-2 preferred shares authorized, issued and outstanding as of December 31, 2017, respectively)	509,668	78,335

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 249,957,163 Class A ordinary shares and 99,007,544 Class B ordinary shares authorized as of December 31, 2017, respectively; 992,456 Class A ordinary shares and 99,007,544 Class B ordinary shares issued and outstanding as of December 31, 2017, respectively)	67	10
Additional paid-in capital	140,792	21,639
Accumulated deficit	(80,968)	(12,445)
Accumulated other comprehensive income	308	47

Total shareholders’ equity	60,199	9,251

Total liabilities, mezzanine equity and shareholders’ equity	577,593	88,774

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Additional information—condensed financial statements (continued)

(b)	Condensed statement of comprehensive loss of HUYA Inc.

	For the year ended December 31,
	2017	2017
	RMB	US$
		(Note 2(e))
Operating expenses
General and administrative expenses	(9,257)	(1,423)

Loss from operations	(9,257)	(1,423)

Share of loss of subsidiaries and VIEs	(76,393)	(11,742)
Interest income	4,682	720

Net loss	(80,968)	(12,445)

Accretion to Series A Preferred Shares redemption value	(19,842)	(3,049)

Net loss attributable to ordinary shareholders	(100,810)	(15,494)

Net loss	(80,968)	(12,445)

Other comprehensive income:
Foreign currency translation adjustments, net of nil tax	308	47

Total comprehensive loss	(80,660)	(12,398)

(c)	Condensed statements of cash flows of HUYA Inc.

	For the year ended December 31,
	2017	2017
	RMB	US$
		(Note 2(e))
Net cash provided by operating activities	1,409	217

Cash flows from investing activities
Placements of short-term deposits	(906,153)	(139,273)
Cash paid to purchase short term deposits together with YY	(7,096)	(1,091)
Maturities of short-term deposits	464,497	71,392

Net cash used in investing activities	(448,752)	(68,972)

Cash flows from financing activities
Proceeds from issuance of Series A Preferred Shares	507,535	78,007

Net cash provided by financing activities	507,535	78,007

Net increase in cash and cash equivalents	60,192	9,252
Cash and cash equivalents at the beginning of the year	—	—
Effect of exchange rate changes on cash and cash equivalents	(20,915)	(3,215)

Cash and cash equivalents at the end of the year	39,277	6,037

26.	Unaudited pro forma balance sheet and loss per share for conversion of preferred shares

Pursuant to the Company’s memorandum and articles of association, the Company’s Series A Preferred Shares will be automatically converted into ordinary shares upon the closing of a qualified IPO.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

26.	Unaudited pro forma balance sheet and loss per share for conversion of preferred shares (continued)

The unaudited pro forma balance sheet as of December 31, 2017 presents an adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on December 31, 2017. Accordingly, the carrying value of the preferred shares, in the amount of RMB509,668, was reclassified from preferred shares to ordinary shares and additional paid in capital for such pro forma presentation.

The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2017 after giving effect to the conversion of the Series A Preferred Shares into ordinary shares as if the conversion occurred at July 10, 2017, the date on which the Series A Preferred Shares were originally issued:

For the year ended December 31, 2017
RMB
Numerator:
Net loss attributable to ordinary shareholders	(100,810)
Pro forma effect of conversion of Series A Preferred Shares	19,842

Pro forma net loss attributable to ordinary shareholders - basic and diluted	(80,968)

Denominator:
Denominator for basic calculation - weighted average number of ordinary shares outstanding	100,000,000
Pro forma effect of conversion of Series A Preferred Shares	10,576,148

Denominator for pro forma basic and diluted calculation	110,576,148

Pro forma basic and diluted net loss per share attributable to ordinary shareholders	(0.73)

The potentially dilutive securities that were not included in the calculation of above pro-forma dilutive net loss per share in the period presented where their inclusion would be anti-diluted include options to purchase ordinary shares of 4,661,001, for the year ended December 31, 2017 on a weighted average basis.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION	OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering amended and restated memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.3 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT	SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Series A Preferred Shares
Jungle TT Limited	July 10, 2017	4,411,765	US$15.0 million
NEW WALES HOLDINGS LIMITED	July 10, 2017	4,411,765	US$15.0 million
LEGEND RANK VENTURES LIMITED	July 10, 2017	1,470,588	US$5.0 million
D.I. Alpha Media Company Limited	July 10, 2017	6,617,647	US$22.5 million
Banyan Partners Fund II, L.P.	July 10, 2017	1,470,588	US$5.0 million
Engage Capital Partners II Limited	July 10, 2017	2,352,941	US$8.0 million
Morningside China TMT Fund IV, L.P.	July 10, 2017	1,203,208	US$4.1 million
Morningside China TMT Fund Co-Investment, L.P.	July 10, 2017	120,321	US$0.4 million

Series B Preferred Shares
Linen Investment Limited	March 8, 2018	64,488,235	US$461.6 million

Ordinary Shares
YY Inc.	March 30, 2017	100,000,000	US$15.5 million

Options and Restricted Share Units
Certain directors, officers, employees and consultants as a group	August 9, 2017 to March 31, 2018	Options to purchase 17,529,555 Class A ordinary shares and restricted share units to receive 3,655,084 Class A ordinary shares	Past and future services to us

ITEM 8. EXHIBITS	AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

HUYA Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon the completion of this offering

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	Registrant’s Specimen Certificate for Ordinary Shares

4.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4†	Amended and Restated Shareholders Agreement dated as of March 8, 2018 between the Registrant and other parties thereto

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2†	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	The Amended and Restated 2017 Plan

10.2†	Form of Employment Agreement between the Registrant and its executive officers

10.3†	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.4†	Series A Preferred Share Subscription Agreement among HUYA Inc., Huya Limited, Guangzhou Huya, Mr. Rongjie Dong, Mr. David Xueling Li, YY and eight subscribers dated May 16, 2017

10.5†	English translation of the Equity Interest Pledge Agreement among Huya Technology, Guangzhou Huaduo and Guangzhou Huya dated July 10, 2017

10.6†	English translation of the Equity Interest Pledge Agreement among Huya Technology, Guangzhou Qinlv and Guangzhou Huya dated July 10, 2017

10.7†	English translation of the Exclusive Business Cooperation Agreement between Huya Technology and Guangzhou Huya dated July 10, 2017

10.8†	English translation of the Shareholder Voting Rights Proxy Agreement among Guangzhou Huaduo, Guangzhou Qinlv, Huya Technology and Guangzhou Huya dated July 10, 2017

10.9†	English translation of the Exclusive Option Agreement among Huya Technology, Guangzhou Huaduo, Guangzhou Qinlv and Guangzhou Huya dated July 10, 2017

10.10†	English translation of Asset Restructuring Agreement among Guangzhou Huya, Zhuhai Branch of Guangzhou Huya, Guangzhou Huaduo, Zhuhai Branch of Guangzhou Huaduo, and Guangzhou Huanju Shidai Information Technology Co., Ltd. dated December 31, 2016

10.11†	English translation of Patent Licensing Agreement between Guangzhou Huya and Guangzhou Huaduo dated December 31, 2016

10.12†	Series B-2 Preferred Share Subscription Agreement among HUYA Inc., Huya Limited, Guangzhou Huya, Huya Technology, YY, Mr. Rongjie Dong and his affiliates, and Linen Investment Limited dated March 8, 2018

Exhibit Number	Description of Document

10.13†	English translation of Non-Compete Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018.

10.14†	English translation of Business Cooperation Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018.

10.15†	English translation of Business Cooperation Agreement between Shenzhen Tencent Computer Systems Company Ltd. and Guangzhou Huya dated February 5, 2018.

21.1†	Principal subsidiaries and variable interest entity of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3†	Consent of Commerce & Finance Law Offices (included in Exhibit 99.2)

23.4	Consent of Hongqiang Zhao

23.5	Consent of Xiaopeng He

24.1†	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2†	Form of opinion of Commerce & Finance Law Offices regarding certain PRC law matters

99.3†	Consent of Frost & Sullivan

*	To be filed by amendment.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, China, on May 1, 2018.

HUYA Inc.

By:	/s/ Rongjie Dong
Name:	Rongjie Dong
Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Mr. Rongjie Dong and Mr. Henry Dachuan Sha as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chairman of the Board of Directors	May 1, 2018
David Xueling Li

/s/ Rongjie Dong	Director and Chief Executive Officer	May 1, 2018
Rongjie Dong	(Principal Executive Officer)

*	Director	May 1, 2018
Steven Xiaoyi Ma

/s/ Henry Dachuan Sha	Chief Financial Officer	May 1, 2018
Henry Dachuan Sha	(Principal Financial and Accounting Officer)

*By:	/s/ Rongjie Dong	May 1, 2018
Name: Rongjie Dong Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of HUYA Inc. has signed this registration statement or amendment thereto in New York on May 1, 2018.

Authorized U.S. Representative

By:	/s/ Giselle Manon
Name:	Giselle Manon
Title:	Authorized Signatory